AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          THE CASSIDY COMPANIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                      8743                                     52-1021749
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                    IDENTIFICATION NUMBER)

                            ------------------------

                     700 THIRTEENTH STREET, N.W., SUITE 400
                              WASHINGTON, DC 20005
                                 (202) 347-0787
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            LESTER G. FANT III, ESQ.
                                GENERAL COUNSEL
                          THE CASSIDY COMPANIES, INC.
                    700 THIRTEENTH STREET, N.W., SUITE 1160
                              WASHINGTON, DC 20005
                              TEL: (202) 824-6050
                              FAX: (202) 824-6010
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                     STEVEN E. BALLEW, ESQ.                                              HOWARD B. ADLER, ESQ.
                     HOGAN & HARTSON L.L.P.                                           GIBSON, DUNN & CRUTCHER LLP
                   555 THIRTEENTH STREET, N.W.                                       1050 CONNECTICUT AVENUE, N.W.
                      WASHINGTON, DC 20004                                               WASHINGTON, DC 20036
                       TEL: (202) 637-5600                                                TEL: (202) 955-8500
                       FAX: (202) 637-5910                                                FAX: (202) 467-0539

                            ------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the 'Securities Act'), check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED
                                                                  MAXIMUM OFFERING          PROPOSED
              TITLE OF EACH CLASS                 AMOUNT TO BE        PRICE PER         MAXIMUM AGGREGATE         AMOUNT OF
        OF SECURITIES TO BE REGISTERED            REGISTERED(1)       SHARE(2)          OFFERING PRICE(1)     REGISTRATION FEE
Common Stock, par value $0.01 per share........                           $                $46,000,000             $13,570
Total..........................................                           $                     $                     $

(1) Includes               shares with a proposed maximum aggregate offering
    price of $          being offered by one of the two Selling Stockholders and
                  shares with a proposed maximum aggregate offering price of $6,000,000 being offered by the other Selling Stockholder only upon exercise of the over-allotment option granted to the Underwriters by that Selling Stockholder.

(2) Estimated solely for purposes of calculating the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 21, 1998
PROSPECTUS

                                                 SHARES

                          THE CASSIDY COMPANIES, INC.

                                  COMMON STOCK

                            ------------------------

     Of the            shares of common stock, $0.01 par value per share (the
'Common Stock'), offered hereby (the 'Offering'),            shares are being
offered by The Cassidy Companies, Inc. ('CCI' or the 'Company') and shares are being offered by the Company's Employee Stock Ownership Plan and Trust (the 'ESOP'). The net proceeds received by the ESOP will be used to pay the outstanding balance of certain indebtedness owed by the ESOP and the Company (the 'ESOP Debt'), the accrued interest thereon and a prepayment charge. See 'Use of Proceeds' and 'Principal and Selling Stockholders.'

     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $           and $           per share. See 'Underwriting' for a
discussion of the factors to be considered in determining the initial public offering price.

     The Company has applied for quotation of the Common Stock on the Nasdaq National Market System under the symbol 'CSDY.'
                            ------------------------

     SEE 'RISK FACTORS' ON PAGES 8 THROUGH 14 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                      UNDERWRITING                            PROCEEDS TO
                                    PRICE TO         DISCOUNTS AND        PROCEEDS TO           SELLING
                                     PUBLIC          COMMISSIONS(1)        COMPANY(2)         STOCKHOLDERS
Per Share....................          $                   $                   $                   $
Total(3).....................          $                   $                   $                   $

(1) The Company and the two selling stockholders, the ESOP and the Chairman and Chief Executive Officer of the Company (the 'Selling Stockholders'), have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'
(2) Before deducting expenses payable by the Company estimated at $      .
(3) One of the Selling Stockholders, the Chairman and Chief Executive Officer of the Company, has granted to the Underwriters an option exercisable within 30
    days of the date hereof, to purchase up to an aggregate of       additional
    shares of the Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Selling
    Stockholders will be $         , $         and $         , respectively. See
    'Principal and Selling Stockholders' and 'Underwriting.'

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor at the office of Friedman, Billings, Ramsey & Co., Inc., Arlington, Virginia, or in book entry form through the book entry facilities of
the Depository Trust Company, on or about           , 1998.

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

              THE DATE OF THIS PROSPECTUS IS               , 1998

                 [PICTURE OF WASHINGTON, D.C. INCLUDING CERTAIN
                      MONUMENTS AND PROFESSIONALS AT WORK]












     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

                               PROSPECTUS SUMMARY

     The following summary is qualified by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth under 'Risk Factors' and elsewhere in this Prospectus. Prospective investors should carefully consider the factors set forth under the caption 'Risk Factors' and are urged to read this Prospectus in its entirety. Except as otherwise noted, all information in this Prospectus (i) reflects the completion of a reclassification of the Company's currently outstanding three classes of common stock into the single class of the Common Stock offered hereby which will become effective in connection with the closing of the Offering, a stock split and an increase in the number of authorized shares of capital stock (See 'The Recapitalization') and (ii) assumes no exercise of options granted under the Company's 1998 Stock Option and Incentive Plan.

                                  THE COMPANY

     The Company, founded in 1975, is a leading provider of government relations services, public affairs communications and opinion research services. The Company formulates and implements comprehensive and often integrated government relations and public affairs communication strategies designed to achieve its clients' objectives by communicating and advocating its clients' positions before key government decision-makers on specific public policy matters. The successful outcome of the Company's engagements often will have a material impact on its clients' businesses and prospects. The Company's government relations practice, comprised of Cassidy and Associates and Boland & Madigan (the 'Government Relations Group'), recorded revenues in 1997 greater than any other company providing government relations services, according to a report in the Legal Times, and provides clients with expert representation and advocacy in the legislative and regulatory process. The Company's public affairs communication and opinion research practice, which is comprised of Powell Tate, Frederick Schneiders Research and Bork & Associates (the 'Public Affairs and Opinion Research Group'), provides expert strategy and implementation in public affairs and crisis communications, opinion research and litigation support services to the Company's client base. The Company also offers its clients in-depth industry expertise in specific vertical markets, including the non-profit sector, insurance, telecommunications, technology, defense, agriculture, transportation, international trade, energy resources, health care and infrastructure, as well as an integrated approach to government related business problems and opportunities by drawing upon the strengths of both the Government Relations Group and the Public Affairs and Opinion Research Group. The Company's growth strategy is to increase its market share by attracting and retaining high quality professionals and by pursuing strategic acquisitions of complementary businesses with established reputations, clients and revenues.

     The market for the Company's services is growing. As Congress deals with an increasing number of issues, the number of people and institutions affected by government decisions also grows, creating more conflicts over policy among groups with competing interests. As a result, the demand for experienced government relations professionals who can guide clients through the policy-making process has increased. According to a May 1998 report in the Legal Times, the number of registered lobbyists is approximately 11,500 representing approximately 9,000 registered clients. According to an Associated Press report in March 1998, lobbying is now a $1.2 billion a year business.

     In its 23-year history, CCI has represented over 1,100 clients, including 24 of the Fortune 50 corporations; coalitions and associations; public and private utilities; universities and colleges; financial institutions; health care providers; state, city and county governments; international businesses; foreign governments and other entities. The Company's revenues and income from operations have increased from $36.5 million and $1.5 million in the 1996 fiscal year to $41.0 million and $6.0 million in the 1997 fiscal year, representing an annual growth rate of 12.6% and 300.0%, respectively. The Company's revenues and income from operations have increased from $19.4 million and $2.3 million in the first six months of 1997, to $22.2 million and $2.8 million in the first six months of 1998, representing an increase of 14.4% and 21.7%, respectively. For each of the last three full fiscal years, over 60.0% of the Company's revenues came from clients who had been clients in the preceding year. No single client accounted for more than 5% of the Company's revenues in 1997 or in the first six months of 1998. In 1997 and in the first six months of 1998, the 10 largest clients contributed 22% and 18% of CCI's overall revenues, respectively.

     The Company's revenues are generated primarily from contracts with one of two different payment arrangements. The Government Relations Group, the Company's largest business unit, uses written retainer contracts, usually for periods of greater than 12 months, the fees for which are payable monthly or quarterly in advance. The revenues of the Public Affairs and Opinion Research Group are derived primarily from time and materials reimbursement contracts. The Company does not provide services for contingent fees. As of June 30, 1998, the Company had $26.8 million of future revenues under existing retainer contracts to become due as follows: $12.0 million during the period beginning July 1, 1998 and ending December 31, 1998, $10.5 million in 1999 and $3.1 million in 2000. Revenues to become due under existing retainer contracts after December 31, 2000 are $1.2 million.

     Because the quality of the Company's services depends on the quality of the senior professionals who deliver those services, the Company is highly selective in recruiting for these positions. Full-time professionals and consultants are selected from among the most highly respected individuals with recognized expertise in their chosen fields of endeavor. As of June 30, 1998, CCI employed 73 full-time senior professionals engaged in client services. Numerous professionals in the Company hold advanced degrees, including 23 masters degrees, 17 law degrees and two doctorates. These professionals had together approximately 400 years of experience working for Congress or the Executive Branch. Many of these professionals are nationally recognized as experts in their respective fields, having backgrounds in a wide range of disciplines, including former members of Congress, key staffers on Capitol Hill and former senior political appointees in the Executive Branch. The Company's full-time professionals are complemented by the services of 14 senior consultants, who provide expert advice on government relations initiatives and public policy issues, and 23 marketing consultants, who assist the Company in its new business development activities. See 'Business--Services--The Government Relations Group-- Business Development Program.'

     The Company was incorporated in the District of Columbia in 1975, and in 1991 changed its name from G. Cassidy & Associates, Inc. to its present name and was reincorporated in Delaware. Its executive offices are located at 700 Thirteenth Street, N.W., Suite 400, Washington, D.C. 20005 and its phone number is (202) 347-0787.

                                  THE OFFERING

Common Stock Offered by the Company.......  shares.
Common Stock Offered by the ESOP..........  shares.
Common Stock Outstanding (1)
     Prior to the Offering................  8,910,840
     After the Offering...................
Use of Proceeds by the Company............  It is expected that approximately $2.0 million will be used to repay lines of credit and the remainder for future acquisitions.
Use of Proceeds by the ESOP...............  To pay the outstanding balance, accrued interest and a prepayment charge on the ESOP Debt, in the approximate amount of $13.2 million, to the Company, which will then repay a consortium of lenders led by
                                            AEGON USA, Inc. (the 'ESOP Lender'). See note 5 to the Company's consolidated financial statements.
Proposed Nasdaq Symbol....................  CSDY
Dividend Policy...........................  The Company does not anticipate paying dividends in the foreseeable future.

------------------
(1) Gives effect to the Recapitalization (as defined herein), but does not include 1,900,000 shares of the Common Stock reserved for issuance in connection with the Company's 1998 Stock Option and Incentive Plan (the
    'Plan'), of which options for        shares of the Common Stock will be
    granted prior to the closing of the Offering. See 'Management--Compensation Plans--1998 Stock Option and Incentive Plan.' Additionally, the number of shares of Common Stock outstanding includes 1,253,055 unallocated shares of Common Stock held of record by the ESOP not reflected as outstanding for earnings per share or presentation purposes in the historical financial statements in accordance with generally accepted accounting principles, and excludes 72,390 shares of Common Stock held by the Company as treasury shares as of June 30, 1998.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected summary consolidated financial data of the Company as of and for each of the five years in the period ended December 31, 1997 and the six months ended June 30, 1997 and 1998. The income statement and balance sheet data for the five years ended December 31, 1997 have been derived from the Company's consolidated financial statements, which were audited by Ernst & Young LLP, independent public accountants, for each of the three years ended December 31, 1997 and by Arthur Andersen & Co. L.L.P., independent public accountants, for each of the two years ended December 31, 1994. The income statement data for the six months ended June 30, 1997 and 1998 are unaudited, but include, in the opinion of management, all adjustments considered necessary for a fair presentation of such data. Operating results for interim periods are not necessarily indicative of the results that may be achieved for the entire fiscal year. The 'as adjusted' balance sheet data as of June 30, 1998 are as described in note (3) below. The information set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                      SIX MONTHS                            YEAR ENDED
                                                    ENDED JUNE 30,                         DECEMBER 31,
                                                 --------------------  -----------------------------------------------------
                                                   1998       1997       1997       1996       1995       1994       1993
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                           (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
  Government relations group...................  $  13,539  $  12,207  $  26,384  $  23,007  $  23,891  $  23,741  $  21,522
  Public affairs and opinion research group....      8,624      7,157     14,661     13,450     12,383     11,706      9,571
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues.................................     22,163     19,364     41,045     36,457     36,274     35,447     31,093
Non-stock employee compensation:
  Government relations group...................      6,543      6,022     12,105     11,789     12,071     13,447     10,179
  Public affairs and opinion research group....      5,343      4,384      8,924      8,376      7,141      6,548      5,241
Total non-stock employee compensation..........     11,886     10,406     21,029     20,165     19,212     19,995     15,420
Consulting expense.............................      1,268      1,252      2,851      3,122      3,211      3,457      3,472
General and administrative expense.............      5,039      4,470      9,248      9,095      9,031      8,983      8,001
ESOP stock compensation expense................      1,139        936      1,878      1,218      1,195      2,333      1,141
Compensation element of common stock and option
 issuances.....................................          0          0          0      1,313      1,276     11,997      1,772
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total Operating Expenses.......................     19,332     17,064     35,006     34,913     33,925     46,765     29,806
Income (loss) from operations..................      2,831      2,300      6,039      1,544      2,349    (11,318)     1,287
Equity in losses of affiliates.................          0          0          0          0       (238)        23       (664)
ESOP-related interest expense..................       (529)      (691)    (1,294)    (1,655)    (1,837)    (1,671)      (426)
Other interest income (expense)................       (189)      (172)      (328)      (121)       (82)        78         55
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing operations before
 income taxes (1)..............................      2,113      1,437      4,417       (232)      (192)   (12,888)       252
Income tax (provision) benefit.................       (431)      (359)    (1,094)       (17)    (1,298)     1,792       (575)
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing operations.......      1,682      1,078      3,323       (249)    (1,106)   (11,096)      (323)
Discontinued operations, net of income taxes...     (2,548)    (1,133)    (2,610)    (1,525)    (1,238)       780        447
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)..............................  $    (866) $     (55) $     713  $  (1,774) $  (2,344) $ (10,316) $     124
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings per common share(2):
  Income (loss) from continuing operations.....  $    0.22  $    0.16  $    0.51  $   (0.04) $   (0.25) $   (2.93) $   (0.06)
  Discontinued operations......................      (0.34)     (0.17)     (0.40)     (0.28)     (0.27)      0.21       0.09
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per common share.............  $   (0.12) $   (0.01) $    0.11  $   (0.32) $   (0.52) $   (2.72) $    0.03
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average common shares (in
 thousands)(2).................................      7,525      6,489      6,534      5,503      4,490      3,787      4,773
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                                   JUNE 30, 1998
                                                                                            ---------------------------
                                                                                             ACTUAL     AS ADJUSTED (3)
                                                                                            ---------   ---------------
BALANCE SHEET DATA:
Cash and cash equivalents.................................................................  $     737
Total current assets......................................................................     11,875
Total current liabilities.................................................................     17,684

                                                        (Footnotes on next page)

------------------

(1) The Company reflects the release of unallocated shares as security for the ESOP Debt as ESOP stock compensation expense, which occurs when principal is paid on such indebtedness. Excluding this expense, the related interest expense on the ESOP Debt and the compensation expense related to certain employee stock options, income (loss) from continuing operations before income taxes for 1997, 1996, 1995, 1994, and 1993, would have been (in thousands) $7,588, $3,954, $4,500, $3,113, and $2,739, respectively, and income (loss) from operations for the six months ended June 30, 1998 and June 30, 1997, would have been $3,781, and $3,063, respectively. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview.' After the closing of the Offering, the Company expects to make no further contributions to the ESOP. Consequently, there are expected to be no additional expense charges related to the ESOP subsequent to the quarter in which the Offering closes. In the quarter in which the Offering closes, however, the Company will incur a one-time significant charge to earnings as a result of the sale by the ESOP of shares of Common Stock in the Offering. If the price of the Common Stock in the
    Offering is $       , the charge against earnings relating to the sale of
    stock by the ESOP would be $       . In addition, the Company will incur a
    one-time charge to earnings in the quarter in which the Offering closes of
    approximately $       in connection with the establishment of a deferred
    stock compensation plan (the 'Deferred Plan') for its employees who previously had been issued shares of, and options to acquire shares of, Restricted Class B Common Stock (as defined herein). See 'Other Significant Recent Actions,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview' and 'Management--Compensation Plans--Deferred Stock Compensation Plan.'

(2) Gives effect to the Recapitalization. See 'The Recapitalization.'

(3) Adjusted to reflect the sale by the Company of        shares of the Common
    Stock offered hereby at the assumed initial public offering price of
    $       per share, after deduction of underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom. See 'Use of Proceeds' and 'Capitalization.'

                                  RISK FACTORS

     The shares of the Common Stock offered hereby involve a high degree of risk. Prospective investors should consider carefully all the information contained in this Prospectus (including the consolidated financial statements and notes thereto) prior to purchasing the Common Stock in the Offering and in particular the factors set forth below under '--Risks Related to the Company,' and '--Risks Related to the Offering.' Prospective investors are cautioned that the statements in this Prospectus that are not historical facts may be forward-looking in nature, and, accordingly, whether they prove to be accurate is subject to many risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those contained elsewhere in this Prospectus.

RISKS RELATED TO THE COMPANY

  Dependence on Key Persons

     The Company is a holding company which delivers services through its two operating groups, the Government Relations Group and the Public Affairs and Opinion Research Group. The business success of each of these operating groups is highly dependent upon the efforts, abilities, business generation capabilities and project execution of their senior professionals and managers. The loss of the services of any of these individuals could have a material adverse effect on the affected group's business, operating results and financial condition and an adverse effect on the Company's results as a whole. In particular, the loss of one or more senior professionals of Cassidy & Associates ('C&A'), part of the Government Relations Group and the oldest, largest and most profitable of the Company's operating units, could have a material adverse effect on the Company's business, operating results and financial condition as a whole.

  Attraction and Retention of Professional Staff

     The Company's future performance depends significantly upon its ability to retain its professional staff members and to attract and develop other such persons. The Company, in particular the Government Relations Group, seeks to establish long-term relationships with its clients. Such relationships depend in part upon the individual employees who represent the Company in its dealing with such clients. Further, the largest operating units of the Company have historically sought individuals who have distinguished themselves in senior staff positions in Congress or the Executive Branch. There are a limited number of such persons and an increasing number of entities offering government relations services that compete for these individuals. Many of these organizations have greater financial resources than the Company to attract and compensate qualified personnel. There can be no assurance that losses of key personnel to competitors or otherwise will not occur in the future. There can also be no assurance that the Company will be able to attract and retain sufficient numbers of additional highly skilled professional staff. The loss of the services of a significant number of these persons or the failure to attract needed new personnel would have a material adverse effect on the Company's business, operating results and financial condition, including its ability to secure and complete engagements.

  Risks Related to Acquisitions

     The Company believes that the acquisition of complementary businesses will provide it with additional professionals, new service offerings, additional industry expertise and a broader client base. The Company has adopted an acquisition strategy to take advantage of these opportunities by focusing on successfully operating companies that practice in the areas of the Company's core competencies or in certain vertical markets, such as health care, environment and tax, which are sufficiently related to the Company's existing markets to enable the generation of cross-selling opportunities. There can be no assurance that the Company will be able to identify compatible acquisition candidates or negotiate an acquisition on terms favorable or even acceptable to the Company. Further, there can be no assurance that the Company will be able to integrate successfully acquired businesses without substantial expense, delays or other operations or financial problems. The failure to integrate an acquisition smoothly into the cross-selling activities of all of the Company's operational units could have a material adverse impact on the Company's growth strategies, operating results and financial condition.

     In February 1997, the Company ceased the operations of Strategic Response ('SR'), one of its operating units, and, in June 1998, decided to divest the New York division of Powell Tate ('PTNY') as well as Pickholz Tweedy Cowan ('PTC'). Both SR and PTC had previously been acquired by the Company. SR was a grass-roots lobbying firm, which mobilized citizens to express their opinions on various issues to their Congressional representatives. This business unit was discontinued because it was unable to recover from the poor performance of an outside vendor, despite repeated efforts of the Company.

     PTNY and PTC, the two business units to be divested, are also not engaged in operations within the Company's core competencies. PTNY is a public relations firm located in New York, which has a different client base and produces a different type of work product than the Company's Washington, D.C.-oriented public affairs communications practice. PTC is a direct marketing business. The Company expects these divestitures to be completed within the next twelve months.

     The Company's decisions with respect to these entities resulted in charges to the Company's earnings and highlight the risks associated with the Company's growth and acquisition strategies. It is possible that unsuccessful future acquisitions or growth strategies could have a material adverse effect on the Company's business, operating results and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview.' The Company's experiences with these three business units has caused it to reemphasize a growth strategy of expansion within its basic core competencies. See 'Business-- Growth Strategies--Pursue Strategic Acquisitions.'

     Acquisitions may also involve a number of risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities. Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of the Company as a whole. Further, there can be no assurance that the Company's recent or future acquired businesses will generate anticipated revenues or earnings.

     The Company's ability to grow through the acquisition of additional companies will also be dependent upon the availability of capital to complete such acquisitions. The Company intends to finance acquisitions through a combination of the proceeds of the Offering, its available cash resources, bank borrowings and, in appropriate circumstances, the further issuance of equity and/or debt securities. Acquiring additional companies will have a significant effect on the Company's financial position and could cause substantial fluctuations in the Company's quarterly and yearly operating results and one or more unsuccessful acquisitions could cause material operating losses. Also, acquisitions of the size currently being contemplated by the Company will result in the recording of significant goodwill and intangible assets on the Company's consolidated financial statements, the amortization of which will reduce reported earnings in subsequent years.

  Reputation

     The reputation of the Company and its professionals for competence and integrity is key to the Company's continued success. This reputation is largely dependent on favorable public perception and the favorable perception of important policy makers of the Company. The Company has a rigorous regulatory compliance and ethics program, by which it seeks to ensure that its professional reputation and the reputation of its professionals are maintained. See 'Business--Regulation--The Company's Compliance Program.' There are factors largely beyond the control of the Company, however, that could affect how it is viewed. For example, adverse media publicity could impact perceptions of the Company's competence or integrity. To the extent that such adverse perceptions become widely held, the Company's ability to assist effectively its clients and to attract and retain clients could be compromised, which could have a material adverse effect on the Company's business, operating results and financial condition.

  Dependence on Retainer Contracts

     For the years ended December 31, 1995, 1996 and 1997, over 70% of the Government Relations Group's revenues and over 45% of the Company's total revenues came from clients of the Government Relations Group on retainer contracts who were also clients of that group during the previous year. Accordingly, the Company's prospects depend on the Government Relations Group's ability to continue to enter into multi-year engagements and to sustain a high level of renewal of such engagements. There can be no assurance that the Company will be able to continue to attract clients that will enter into multi-year engagements and to renew such engagements at the end of their terms. Any failure to do so would have a material adverse effect on the Company's business, operating results and financial condition.

  Fluctuations in Operating Results

     The Company's revenues and operating results are subject to variation from quarter to quarter depending on a number of factors, including client retention rates, the Congressional schedule, the closing of significant contracts and general economic conditions. Because a significant portion of the Company's expenses are relatively fixed, variations in revenues during any quarter may cause significant variations in operating results from quarter to quarter. The first quarter will typically be the quarter with the least revenue for the Government Relations Group, with each subsequent quarter generally having more revenue than the previous quarter because the renewal dates for the Government Relations Group's retainer contracts are heavily weighted in the fourth quarter. While recurring revenue between years from clients who have retainer contracts exceeded 70% in each of the last three fiscal years, the impact of those clients that do not renew their contracts often causes revenue to be less in the first quarter than revenue in the fourth quarter of the preceding year. The revenues of the Public Affairs and Opinion Research Group will fluctuate depending on the demands for the group's services.

     The Company is typically retained to communicate and advocate with regard to appropriations and business-related matters. In 1996, there was a reduced Congressional agenda resulting from the Federal Government 'shutdown' arising out of the dispute between Congress and the Executive Branch over the fiscal year 1996 budget. In addition, the Congressional agenda was heavily weighted toward social issues, which, for the most part, did not financially impact the Company's clients. During this period, demand for the Government Relations Group's services decreased and revenues from the group declined 3.7% from $23.9 million to $23.0 million. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Year Ended December 31, 1996 Compared to Year Ended December 31, 1995--Revenues.' It is possible that in one or more future periods, Congress may again have a reduced agenda or may not be focused on issues that are considered to be priorities by the Company's clients, which could have a negative impact on the Company's revenues.

  Competition

     The market for government relations and public affairs and opinion research services is intensely competitive, highly fragmented and subject to rapid change as the policies and politics of Washington, D.C. change. The Government Relations Group competes with (i) law firms which have government relations capacities, (ii) independent firms which offer one or more of the services offered by the Company, (iii) smaller firms that have created a specialized niche in the marketplace, (iv) start-up companies entering the market, (v) industry and trade associations with in-house capabilities and (vi) subsidiaries of large corporations which offer one or more of the services offered by the Company. The Public Affairs and Opinion Research Group faces competition primarily from the Washington, D.C. offices of large international advertising and public relations firms, often headquartered outside the United States. Many competitors of the Company are larger and have greater financial resources than the Company. There can be no assurance that the Company will compete successfully with its existing competitors or with any new competitors. See 'Business--Competition.'

  Regulatory Compliance; Regulations

     The Company is subject to the Lobbying Disclosure Act of 1995, as amended (the 'Disclosure Act'), because of its government relations activities, and to the Foreign Agents Registration Act of 1938, as amended ('FARA'), because of those activities as well as its public relations activities on behalf of foreign clients. The Company is also subject to the Federal Election Campaign Act (the 'Campaign Act'). Both the Disclosure Act and FARA impose certain registration, disclosure and reporting requirements on the Company and some of its professionals. Failure to make a filing under the Disclosure Act, to correct a deficient filing after notice thereof or to otherwise not comply with the Disclosure Act could result in a civil fine of up to $50,000 per incident. Failure to comply with FARA could result in fines of up to $10,000 and imprisonment of up to five years. In addition, the Campaign Act limits political contributions to candidates for Federal office. The rules of the House of Representatives and the United States Senate, and the Standards of Ethical Conduct for Employees of the Executive Branch and certain provisions of Federal criminal law (collectively, the 'Ethical Requirements') limit the providing of travel, lodging, gifts, meals and entertainment to Members of Congress, and certain employees of the legislative and executive branches. The Company and its employees must comply with the Ethical Requirements. Failure by the Company and its professionals to comply with the Disclosure Act, FARA, the Campaign Act, the Ethical Requirements or any other legal or regulatory requirements imposed from time to time on the Company, could lead to adverse publicity, fine, prosecution, and have a material adverse impact on the Company's business, operating results and financial condition. See 'Business--Regulation.'

  Control by Existing Stockholders; Potential Anti-Takeover Provisions

     After completion of the Offering, the directors and executive officers of
the Company will beneficially own in the aggregate approximately     % of the
outstanding Common Stock. In the event the Underwriters' over-allotment option is exercised in full, those persons will own in the aggregate approximately
    % of the outstanding Common Stock. An additional     % will be held in the
ESOP. Such persons, excluding the ESOP, if they act together, are expected to be the largest group of Company stockholders, and, as such, will have a significant impact on the election of the Company's directors and on the implementation of business strategies. In addition, such concentration of ownership may have the effect of delaying or preventing transactions involving an actual or potential change in control of the Company, including transactions in which the holders of the Common Stock might receive a premium for their Common Stock over prevailing market prices. See 'Principal and Selling Stockholders' and 'Description of Securities.'

     Certain provisions of the Company's amended and restated certificate of incorporation (the 'Certificate of Incorporation'), the amended and restated bylaws (the 'Bylaws') and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. These include
Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. The Certificate of Incorporation authorizes the issuance of 5.0 million shares of preferred stock, par value $1.00 per share ('Preferred Stock'), on terms which may be fixed by the Company's board of directors (the 'Board of Directors') without further stockholder action and which could, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of the Company. The terms of any series of Preferred Stock, which may include, among other things, priority claims to assets and dividends and special voting rights, could adversely affect the rights of holders of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. In addition, the Certificate of Incorporation and Bylaws provide for a Board of Directors with staggered terms, eliminate the right of stockholders to act by written consent without a meeting unless such written consent is unanimous, or to call a special meeting of stockholders, require advanced stockholder notice to nominate directors and raise matters at the annual stockholders' meeting, do not provide for cumulative voting in the election of directors, authorize the removal of directors only for cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock, limit amendments to the Certificate of Incorporation to items that have been first proposed by the Board of Directors and thereafter approved by the affirmative vote of the holders of at least a majority (and in certain cases a supermajority) of the outstanding shares of capital stock and require the vote of at least a majority of the outstanding shares of capital stock for stockholders to amend the Bylaws. All of the foregoing could have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. See 'Description of Securities.'

  Holding Company Structure and Restrictions on Payment of Dividends

     CCI is a holding company with limited assets of its own and conducts all of its business through its two operating groups. The ability of CCI to pay dividends on the Common Stock will be dependent upon either the cash flows and earnings of the operating subsidiaries which make up the Government Relations Group and the Public Affairs and Opinion Research Group and the payments of funds by the subsidiaries to CCI in the form of repayment of loans, dividends or otherwise or CCI's ability to otherwise realize the economic benefits from its equity interests in its subsidiaries. The operating subsidiaries have no obligation, contingent or otherwise, to pay dividends to CCI. The ability of the operating subsidiaries to make payments to CCI will be subject to, among other things, the availability of funds, as well as various business considerations and legal requirements. See 'Dividend Policy.'

  No Intention To Pay Dividends

     CCI does not anticipate paying dividends in the foreseeable future. As of June 30, 1998, no significant amounts were available in the subsidiaries of CCI to pay dividends to the Company. See 'Dividend Policy.'

RISKS RELATED TO THE OFFERING

  Immediate and Substantial Dilution

     The initial public offering price is substantially higher than the net tangible book value of the Company's outstanding Common Stock at June 30, 1998, giving effect to the Recapitalization. Purchasers of shares of the Common Stock in the Offering will therefore experience immediate and substantial dilution in net tangible book value per share, and existing stockholders will receive a material increase in the tangible book value per share of their shares of the Common Stock, giving effect to the Recapitalization. Assuming an initial public
offering price of $               per share, the immediate dilution to new
investors would be $               per share. See 'Dilution.'

  Unspecified Acquisitions; Broad Discretion Over Use of Proceeds

     The Company intends to use the net proceeds from the Offering to finance acquisitions. Until the Company utilizes the net proceeds of the Offering, such funds will be invested in investment grade securities. Although the Company currently has no agreements or understandings to enter into any potential business acquisition, it does intend to seek and investigate such opportunities actively as they become available. Future events, including changes in competitive conditions, the ability of the Company to identify appropriate acquisition candidates, the availability of other financing and funds generated from operations and the status of the Company's business from time to time, may make changes in the allocation of the net proceeds of the Offering necessary or desirable. See 'Use of Proceeds.'

  Use of Proceeds to Benefit Insiders

     The Company intends to use net proceeds to repay approximately $2.0 million of an outstanding line of credit which has been personally guaranteed by Gerald
S. J. Cassidy, Chairman and Chief Executive Officer of the Company.

     The ESOP intends to use net proceeds to repay the ESOP Debt, accrued interest thereon and a pre-payment charge. The ESOP Debt has, in certain limited circumstances, been guaranteed by Gerald S. J. Cassidy, James P. Fabiani, Vice Chairman of the Company and Joseph L. Powell, a director of the Company.

  Deferred Stock Compensation Plan; Options

     In connection with the Offering and pursuant to the Deferred Plan, the Company has agreed with certain holders of its class B common stock, par value $0.01 per share (the 'Class B Common Stock'), which are subject to significant transfer restrictions and forfeiture provisions (the 'Restricted Class B Common Stock'), to accept the surrender of the Restricted Class B Common Stock and to transfer to stockholders surrendering their Restricted Class B Common Stock unrestricted shares of Common Stock by no later than the fifth anniversary of the date of such surrender. See 'Management--Compensation Plans--Deferred Stock Compensation Plan' for a description of the Deferred Plan and the rights of certain executive officers of the Company therein. In connection with the Deferred Plan, the Company expects to issue an aggregate of 3,600,000 shares of the Common Stock to the grantor trust established pursuant to the Deferred Plan.

     The Company has 1,900,000 shares of the Common Stock reserved for issuance
under the Plan, under which options to purchase      shares will be granted.
Holders of such options are likely to exercise them when the Company could obtain additional capital on terms more favorable than those provided by the options. Further, while options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected. The options outstanding immediately after the Offering will
represent on a fully diluted basis     % of the outstanding shares of the Common
Stock. See 'Management--Compensation Plans--1998 Stock Option and Incentive
Plan.'

     Additionally, the Company has agreed, as part of its past acquisition of several operating units, to issue shares of Common Stock based on the future net income of the acquired companies. See 'Certain Transactions.'

  Potential Decrease in the Market Pricing of the Common Stock Resulting from Future Sale

     Sales of a substantial number of shares of the Common Stock in the public market, whether by purchasers in the Offering or other stockholders of the Company, could adversely affect the prevailing market price of the Common Stock, and could impair the Company's future ability to raise capital through an offering of its equity securities. Upon completion of the Offering and giving
effect to the Recapitalization, the Company will have           shares of the
Common Stock outstanding, including           shares of the Common Stock offered
hereby. The shares of Common Stock offered hereby will be freely tradable without restriction or further registration under the Securities Act by persons other than 'affiliates' of the Company within the meaning of Rule 144 promulgated under the Securities Act ('Rule 144').

     In general, under Rule 144, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned 'restricted securities' under Rule 144 for at least one year, including an 'affiliate,' is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of common stock or the average weekly trading volume in the shares of common stock during the four calendar weeks preceding the filing of the required notice of such sale. Sales under Rule 144 are also subject to certain requirements regarding the manner of sale, notice and the availability of current public information about the Company. A person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of the Company during the three months preceding a sale, and who has beneficially owned shares within the definition of 'restricted securities' under Rule 144 for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, notice requirements or public information requirements of Rule 144. Affiliates continue to be subject to such limitations.

     The Company's directors and executive officers and existing stockholders
own in the aggregate           shares of the Common Stock, giving effect to the
Recapitalization, which may be eligible for sale under Rule 144. Such persons may also be eligible in the future to receive shares of Common Stock currently reserved under the Plan, the Deferred Plan and the ESOP. See 'Management--Compensation Plans--1998 Stock Option and Incentive Plan,' '--Deferred Stock Compensation Plan' and '--Employee Stock Option Plan.' The directors, executive officers and the ESOP, who own in the aggregate shares of the Common Stock, giving effect to the Recapitalization, have agreed with the Underwriters, however, that they will not, for a twelve month period after the completion of the Offering, without the prior written consent of the Representative of the Underwriters, offer, sell, contract to sell, or otherwise dispose of, any shares of the Common Stock or any securities convertible into, or exchangeable for, shares of the Common Stock. See 'Underwriting' and 'Shares Eligible for Future Sales.'

  No Public Market for the Securities

     Prior to the Offering, there has not been any public market for the Company's capital stock. Although the Company intends to seek quotation of the shares of the Common Stock on the Nasdaq National Market System, there can be no assurance that the Company will be successful in its efforts, and even if the Company is successful, there can be no assurance that an active trading market will develop or be sustained after the Offering.

  Arbitrary Determination of Offering Price; Possible Volatility of Stock Price

     The initial public offering price of the Common Stock will be determined by negotiation among the Company, the Selling Stockholders and the Underwriters and will not necessarily be related to the Company's asset value, net worth, results of operations or any other criteria of value and may not be indicative of the prices of the Common Stock that may prevail in the public market after the Offering. Subsequent to the Offering, prices for the Common Stock will be determined by the market and may be influenced by a number of factors, including the depth and liquidity of the market for the Common Stock, investor perception of the Company and other comparable companies and general economic and other conditions. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market price of equity securities of companies and that have often been unrelated to the operating performance of such companies. Accordingly, the market price of the Common Stock may decline even if the Company's operating results or prospects have not changed.

                              THE RECAPITALIZATION

     The Company currently has three classes of common stock issued and outstanding, each having different rights and preferences. In order to facilitate the Offering, the Board of Directors as well as the stockholders, voting separately by class, have approved the following transactions: (i) a 180-for-1 reverse stock split of the class A common stock (the 'Reverse Stock Split'), (ii) the reclassification of the Company's three outstanding classes of common stock into a single class of Common Stock (the 'Reclassification') and
(iii) a 15-for-1 forward stock split of the Common Stock (the 'Stock Split') and an increase of the authorized shares of capital stock to 55,000,000 (the 'Authorized Share Increase'). The Reclassification, the Reverse Stock Split, the Stock Split and the Authorized Share Increase are referred to herein as the 'Recapitalization' Giving effect to the Recapitalization, the 28,350 shares of class A common stock, 5,500,635 shares of class B common stock and 3,381,855 shares of class C common stock currently issued and outstanding would be converted into 8,910,840 shares of Common Stock. See 'Description of Capital Stock.'

                        OTHER SIGNIFICANT RECENT ACTIONS

     As explained in more detail in this Prospectus, the Company has taken or will take three other actions, other than the Recapitalization, which have had or will have a significant impact on its financial statements. First, it has ceased to operate one business and is divesting two other businesses outside its core competencies. This decision resulted in a $2.5 million charge in the second quarter of 1998. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview' and 'Risk Factors--Risks Related to the Company--Risks Related to Acquisitions.'

     In connection with the Offering and pursuant to the Deferred Plan, the Company has agreed with holders of the Restricted Class B Common Stock to accept the surrender of their Restricted Class B Common Stock and to transfer to stockholders surrendering their Restricted Class B Common Stock unrestricted shares of Common Stock by no later than the fifth anniversary of the date of such surrender. See 'Management--Compensation Plans--Deferred Stock Compensation Plan' for a description of the Deferred Plan and the rights of certain executive officers of the Company therein. In connection with the Deferred Plan, the Company expects to issue an aggregate of 3,600,000 shares of the Common Stock to the grantor trust established pursuant to the Deferred Plan. In accordance with generally accepted accounting principals, at the time of the issuance of interests in the Deferred Plan to the former holders of the Restricted Class B Common Stock, the Company will recognize a charge to earnings for the fair market value of the interests in the Deferred Plan as of the date the Deferred Plan is established. This act will occur in connection with the consummation of the Offering, and the estimated charge to earnings related to the establishment
of the Deferred Plan is expected to be $    million. See 'Management's
Discussion and Analysis of Financial Condition and Results of Operations--Overview.'

     It is also anticipated that in the quarter in which the Offering is completed, the Company will recognize a significant charge against income
related to the ESOP. The ESOP trustee is offering for sale        shares of the
Common Stock, with the intent of using the proceeds to repay the ESOP Debt. The proceeds will be paid to the Company which will then pay the ESOP Lender. Once the ESOP Debt has been repaid, the unallocated ESOP shares remaining after the sale will be released as security for the ESOP Debt and then allocated to ESOP participants. The fair market value of shares released to ESOP participants is charged to ESOP stock compensation expense. If the price of the Common Stock in
the Offering is $       , the charge to earnings related to the sale of shares
of Common Stock in the Offering by the ESOP will be $          million. See
'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview.'

     Additionally, the Company's Board of Directors has authorized another action which is not expected to have a significant impact on the Company's financial statements. The board has authorized the officers of the Company to prepare and submit to the board for approval a plan to distribute the Company's
(i) 43% ownership interest in Galway Partners, L.L.C., which engages in merchant banking, investment banking and related financial services, and (ii) 2.25% interest in Columbia Partners, L.L.C., Investment Management, an investment management firm to its stockholders before the consummation of the Offering. At June 30, 1998, the Company carried its investment in Galway Partners, L.L.C. at a zero balance. See note 8 to the Company's consolidated financial statements.

                                USE OF PROCEEDS

     Assuming an offering price of $          per share of the Common Stock, the
net proceeds from the sale of the Common Stock are expected to be approximately
$    million (after deducting the underwriting discounts and expenses of the
Offering payable by the Company). Of the net proceeds to the Company, approximately $2.0 million is expected to be used to repay lines of credit and the remainder for future acquisitions. Pending such uses, the net proceeds are expected to be invested in investment grade, interest-bearing securities. Although the Company currently has no agreements or understandings to make any acquisition, it intends to actively seek and investigate such opportunities as they become available.

     The foregoing represents the Company's best estimate of the allocation of the net proceeds of the Offering that it will receive based on the current status of its business. Future events, including changes in competitive conditions, the ability of the Company to identify appropriate acquisition candidates, the availability of other financing and funds generated from operations and the status of the Company's business from time to time, may make changes in the allocation of the net proceeds of the Offering necessary or desirable.

     Of the net proceeds to the ESOP, approximately $13.2 million will be used to pay the remaining principal balance, accrued interest and a pre-payment charge on the ESOP Debt. The ESOP will pay such amount to the Company which will then repay the ESOP lender. See note 12 to the Company's consolidated financial statements.

                                DIVIDEND POLICY

     The Company does not anticipate paying dividends in the foreseeable future. Future dividends, if any, will be subject to the discretion of the Board of Directors and will depend upon, among other things, the results of operations, capital requirements, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

     In addition, the Company is a holding company with no business operations of its own. Therefore, the ability of the Company to pay dividends will be dependent upon either the proceeds of the Offering and any earnings thereon and dividends, distributions and other payments of funds from its various operating subsidiaries. As of June 30, 1998, no significant amounts were available in the subsidiaries of CCI to pay dividends to the Company.

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 1998, the capitalization of the Company and the capitalization of the Company as adjusted for the Offering
at an initial public offering price of $       per share of the Common Stock,
including application of a portion of the net proceeds therefrom as set forth under 'Use of Proceeds.' This table should be read in conjunction with the consolidated financial statements of the Company, the notes thereto and the other financial data included elsewhere in this Prospectus.

                                                                                       JUNE 30, 1998
                                                                              -------------------------------
                                                                                ADJUSTED
                                                                              HISTORICAL(1)    AS ADJUSTED(2)
                                                                              -------------    --------------
                                                                                      (IN THOUSANDS)
Debt:
  Long-term debt...........................................................     $  12,236
  Notes payable............................................................         5,650
Stockholders' equity:
  Preferred Stock, $1.00 par value, 5,000,000 shares authorized; no shares
    issued and outstanding.................................................     $       0         $
  Common Stock, $.01 par value, 50,000,000 shares authorized; 8,910,840
    shares issued and outstanding;            shares to be issued and
    outstanding (as adjusted)(2)(3)........................................            91
  Additional paid-in capital...............................................        26,910
  Retained earnings (Accumulated deficit)..................................       (24,932)
  Unearned ESOP shares.....................................................       (10,108)
  Treasury shares..........................................................          (758)
                                                                              -------------    --------------
    Total debt and stockholders' equity....................................     $   9,089         $
                                                                              -------------    --------------
                                                                              -------------    --------------

                                                        (Footnotes on next page)

------------------
(1) Adjusted to give effect to the Recapitalization. See 'The Recapitalization.'

(2) Adjusted to reflect the sale by the Company of        shares of the Common
    Stock offered hereby at the assumed initial public offering price of
    $       per share, after deduction of underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom. See 'Use of Proceeds' and 'Capitalization.'

(3) Excludes 1,900,000 shares of the Common Stock reserved for issuance under
    the Plan, under which options to purchase        shares will be outstanding
    as of the closing of the Offering. See 'Management-- Compensation Plans--1998 Stock Option and Incentive Plan' and 'Underwriting.' Additionally, the number of shares of Common Stock outstanding includes 1,253,055 unallocated shares of Common Stock held of record by the ESOP not reflected as outstanding for earnings per share or presentation purposes in the historical financial statements in accordance with generally accepted accounting principles and excludes 72,390 shares of Common Stock held by the Company as treasury shares at June 30, 1998.

                                    DILUTION

     Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the pro forma net tangible book value per share of the Common Stock from the initial public offering price. All of the following per share calculations give effect to the Recapitalization. The net tangible
book value of the Company as of June 30, 1998 was $     , or approximately
$       per share of the Common Stock. Net tangible book value per share represents the amount of tangible assets of the Company less the amount of its liabilities divided by the number of shares of the Common Stock outstanding.
After giving effect to the sale by the Company of        shares of the Common
Stock offered hereby at a price of $       per share and the application of the
estimated net proceeds therefrom as set forth under 'Use of Proceeds,' the pro forma net tangible book value of the Company as of June 30, 1998 would have been
approximately $          , or $       per share of the Common Stock. This
represents an immediate increase in net tangible book value of $       per share
to the existing stockholders and an immediate dilution of $       per share to
persons purchasing shares of the Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of the Common Stock..................   $
Net tangible book value per share of the Common Stock at June 30, 1998...............             $
Increase in net tangible book value per share of the Common Stock attributable to new
  investors..........................................................................                  .
                                                                                                  ------
Pro forma net tangible book value per share of the Common Stock after the Offering...                  .
                                                                                                  ------
Dilution per share of the Common Stock to new investors..............................   $              .
                                                                                                  ------
                                                                                                  ------

     The following table summarizes the difference between existing stockholders and new investors with respect to the number of shares of the Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share of the Common Stock based on the initial public
offering price of $       per share in each case giving effect to the
Recapitalization.

                                                           SHARES PURCHASED      TOTAL CONSIDERATION
                                                         --------------------    --------------------    AVERAGE PRICE
                                                         NUMBER    PERCENTAGE    AMOUNT    PERCENTAGE      PER SHARE
                                                         ------    ----------    ------    ----------    -------------
New Investors.........................................
Existing Stockholders.................................
Total.................................................

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company as of and for each of the five fiscal years in the period ended December 31, 1997 and the six months ended June 30, 1997 and 1998. The income statement data for the five fiscal years ended December 31, 1997 have been derived from the Company's consolidated financial statements, which were audited by Ernst & Young LLP, independent public accountants, for each of the three years ended December 31, 1997, and by Arthur Andersen & Co. L.L.P., independent public accountants, for each of the two years ended December 31, 1994. The income statement data for the six months ended June 30, 1997 and 1998 are unaudited, but include, in the opinion of management, all adjustments considered necessary for a fair presentation of such data. Operating results for interim periods are not necessarily indicative of the results that may be achieved for the entire fiscal year. The 'as adjusted' balance sheet data as of June 30, 1998 are as described in note (3) below. The information set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                    SIX MONTHS                          YEAR ENDED
                                                  ENDED JUNE 30,                       DECEMBER 31,
                                                 -----------------   ------------------------------------------------
                                                  1998      1997      1997      1996      1995       1994      1993
                                                 -------   -------   -------   -------   -------   --------   -------
                                                        (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
  Government relations group...................  $13,539   $12,207   $26,384   $23,007   $23,891   $ 23,741   $21,522
  Public affairs and opinion research group....    8,624     7,157    14,661    13,450    12,383     11,706     9,571
                                                 -------   -------   -------   -------   -------   --------   -------
Total revenues.................................   22,163    19,364    41,045    36,457    36,274     35,447    31,093
Non-stock employee compensation:
  Government relations group...................    6,543     6,022    12,105    11,789    12,071     13,447    10,179
  Public affairs and opinion research group....    5,343     4,384     8,924     8,376     7,141      6,548     5,241
Total non-stock employee compensation..........   11,886    10,406    21,029    20,165    19,212     19,995    15,420
Consulting expense.............................    1,268     1,252     2,851     3,122     3,211      3,457     3,472
General and administrative expense.............    5,039     4,470     9,248     9,095     9,031      8,983     8,001
ESOP stock compensation expense................    1,139       936     1,878     1,218     1,195      2,333     1,141
Compensation element of common stock and option
  issuances....................................        0         0         0     1,313     1,276     11,997     1,772
                                                 -------   -------   -------   -------   -------   --------   -------
Total operating expenses.......................   19,332    17,064    35,006    34,913    33,925     46,765    29,806
Income (loss) from operations..................    2,831     2,300     6,039     1,544     2,349    (11,318)    1,287

Equity in losses of affiliates.................        0         0         0         0      (238)        23      (664)
ESOP-related interest expense..................     (529)     (691)   (1,294)   (1,655)   (1,837)    (1,671)     (426)
Other interest income (expense)................     (189)     (172)     (328)     (121)      (82)        78        55
                                                 -------   -------   -------   -------   -------   --------   -------
Income (loss) from continuing operations before
  income taxes(1)..............................    2,113     1,437     4,417      (232)     (192)   (12,888)      252
Income tax (provision) benefit.................     (431)     (359)   (1,094)      (17)   (1,298)     1,792      (575)
                                                 -------   -------   -------   -------   -------   --------   -------
Income (loss) from continuing operations.......    1,682     1,078     3,323      (249)   (1,106)   (11,096)     (323)
Discontinued operations, net of income taxes...   (2,548)   (1,133)   (2,610)   (1,525)   (1,238)       780       447
                                                 -------   -------   -------   -------   -------   --------   -------
Net income (loss)..............................  $  (866)  $   (55)  $   713   $(1,774)  $(2,344)  $(10,316)  $   124
                                                 -------   -------   -------   -------   -------   --------   -------
                                                 -------   -------   -------   -------   -------   --------   -------

Earnings per Common Share:(2)
  Income (loss) from continuing operations.....  $  0.22   $  0.16   $  0.51   $ (0.04)  $ (0.25)  $  (2.93)  $ (0.06)
  Discontinued operations......................    (0.34)    (0.17)    (0.40)    (0.28)    (0.27)      0.21      0.09
                                                 -------   -------   -------   -------   -------   --------   -------
Net income (loss) per common share.............  $ (0.12)  $ (0.01)  $  0.11   $ (0.32)  $ (0.52)  $  (2.72)  $  0.03
                                                 -------   -------   -------   -------   -------   --------   -------
                                                 -------   -------   -------   -------   -------   --------   -------
Weighted average common shares (in
  thousands)(2)................................    7,525     6,489     6,534     5,503     4,490      3,787     4,773
                                                 -------   -------   -------   -------   -------   --------   -------
                                                 -------   -------   -------   -------   -------   --------   -------

                                                                                                 JUNE 30, 1998
                                                                                           --------------------------
                                                                                           ACTUAL     AS ADJUSTED (3)
                                                                                           -------    ---------------
BALANCE SHEET DATA:
Cash and cash equivalents...............................................................   $   737
Total current assets....................................................................    11,875
Total current liabilities...............................................................    17,684
Total debt and stockholders' equity.....................................................   $ 9,089

                                                        (Footnotes on next page)

------------------
(1) The Company reflects the release of unallocated shares as security for the ESOP Debt as ESOP stock compensation expense, which occurs when principal is paid on such indebtedness. Excluding this expense, the related interest expense on the ESOP Debt and the compensation expense related to certain employee stock options, income (loss) from continuing operations before income taxes for 1997, 1996, 1995, 1994, and 1993, would have been (in thousands) $7,588, $3,954, $4,500, $3,113, and $2,739, respectively, and income (loss) from operations for the six months ended June 30, 1998 and June 30, 1997, would have been (in thousands) $3,781, and $3,063, respectively. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview.' After the closing of the Offering, the Company expects to make no further contributions to the ESOP. Consequently, there are expected to be no additional expense charges related to the ESOP subsequent to the quarter in which the Offering closes. In the quarter in which the Offering closes, however, the Company will incur a one-time significant charge to earnings as a result of the sale by the ESOP of stock in the Offering. If the price of the Common Stock in the Offering
    is $               , the charge against earnings relating to the sale of
    stock by the ESOP would be $               . In addition, the Company will
    incur a one-time charge to earnings in the quarter in which the Offering
    closes of approximately $               in connection with the establishment
    of the Deferred Plan for its employees who previously had been issued shares of Restricted Class B Common Stock. See 'Other Significant Recent Actions,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview' and 'Management--Compensation Plans--Deferred Stock Compensation Plan.'

(2) Gives effect to the Recapitalization. See 'The Recapitalization.'

(3) Adjusted to reflect the sale by the Company of             shares of the
    Common Stock offered hereby at the assumed initial public offering price of
    $            per share, after deduction of underwriting discounts and
    commissions and estimated offering expenses and the application of the estimated net proceeds therefrom. See 'Use of Proceeds' and 'Capitalization.'

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     CCI, founded in 1975, is a leading provider of government relations services and a major provider of public affairs communication and opinion research services. The Company conducts its operations primarily through two operating groups, the Government Relations Group and the Public Affairs and Opinion Research Group. See 'Business--Services.'

     The Company's revenues are generated primarily from contracts with one of two different payment arrangements: (i) written retainer contracts, usually for periods of greater than 12 months, payable monthly or quarterly in advance (utilized primarily by the Government Relations Group), and (ii) time and materials reimbursement contracts (utilized primarily by the Public Affairs and Opinion Research Group). For the years ended December 31, 1995, 1996 and 1997, revenues from the Government Relations Group were approximately 65.9%, 63.2% and 64.3%, respectively, of the Company's total revenues. For the same periods, revenues from the Public Affairs and Opinion Research Group were 34.1%, 36.8% and 35.7%, respectively, of the Company's total revenues. For the six months ended June 30, 1997, and 1998, revenues from the Government Relations Group were approximately 63.0% and 61.1%, respectively, of the Company's total revenues. For the same periods, revenues from the Public Affairs and Opinion Research Group were 37.0% and 38.9%, respectively, of total revenues. The retainer contracts of the Government Relations Group generally offer higher margins, but usually have a longer sales cycle (period of elapsed time between the initial contact with a potential client and signing a contract), than the typical time and materials reimbursement contracts because the client is making a more substantial financial commitment with the retainer contract. The Company does not provide services for contingent fees. As of June 30, 1998, the Company had $26.8 million of future revenues under existing retainer contracts to become due as follows: $12.0 million during the period beginning July 1, 1998 and ending December 31, 1998, $10.5 million in 1999 and $3.1 million in 2000. Revenues to become due under existing retainer contracts after December 31, 2000 are $1.2 million.

     The Company is a professional services firm, and, as a result, its most significant expenses consist primarily of compensation-related expenses to employees and outside marketing consultants, and general and administrative expenses. The Government Relations Group makes extensive use of a network of outside marketing consultants for its business development activities. Such consultants generally receive a commission of up to 10% on the value of contracts that are signed as a result of leads that they generate, and certain consultants also receive a monthly retainer. Commissions due to the consultants are accrued at the time services are rendered to the client, but are paid at the end of the month in which the Company receives payment from the client. The major components of general and administrative expenses are occupancy costs such as rent and other general office expenses, payroll and property taxes, employee benefits and marketing expenses. General and administrative expenses as a percentage of revenues have decreased in recent years as a larger revenue base has absorbed those costs.

     In 1989, the Company adopted the ESOP, a tax-qualified employee stock ownership plan for the benefit of current and former employees of the Company and its subsidiaries who satisfy certain requirements for participation. The assets of the ESOP are held in a trust of which Marine Midland Bank is presently trustee. The Company has indemnified Marine Midland Bank (and its employees and agents) against any loss that may arise from actions taken, or omitted to be taken, by Marine Midland Bank (or its employees or agents) as trustee, except to the extent that such loss is finally determined to have resulted from the gross negligence or willful misconduct of an indemnitee.

     On October 2, 1989, the newly formed ESOP purchased 1,222,830 shares of the Company's outstanding stock at a price of $12.27 per share, or $15.0 million. A second ESOP transaction took place on March 9, 1994, when the ESOP purchased an additional 2,231,415 shares of the Company's outstanding stock at a price of $8.07 per share, or $18.0 million. Both ESOP transactions were financed by back-to-back loans pursuant to which the Company borrowed and then relent the necessary funds to the ESOP. The Company's indebtedness is reflected as a liability on the Company's financial statements, while the indebtedness of the ESOP to the Company is not shown as an asset. ESOP-related interest expense recognized by the Company for the years ended December 31,

1995, 1996 and 1997 was $1.8 million, $1.7 million and $1.3 million, respectively. ESOP-related interest expense recognized by the Company for the six months ended June 30, 1997 and 1998 was $0.7 million and $0.5 million, respectively.

     The ESOP's debt to the Company is secured by unallocated shares of the Company's stock that were purchased by the ESOP. As the principal is paid on the ESOP Debt, the unallocated shares are released as security for the ESOP debt and then allocated to the participants in the ESOP. The fair market value of shares released to participants is charged to ESOP stock compensation expense at the time the shares are released. The charge to earnings related to the release of unallocated ESOP shares for the years ended December 31, 1995, 1996 and 1997 was $0.5 million, $0.9 million and $1.9 million, respectively. The charge to earnings related to the release of unallocated ESOP shares for the six months ended June 30, 1997 and 1998 was $0.9 million and $1.1 million, respectively.

     It is anticipated that during the quarter in which the Offering is completed, the Company will recognize a significant charge against income related to the ESOP. In connection with the Offering and giving effect to the
Recapitalization, the ESOP trustee intends to sell            shares of the
Company's Common Stock owned by the ESOP with a proposed maximum aggregate
offering price of $           and to use the proceeds to pay the ESOP Debt,
accrued interest thereon and a pre-payment charge which total approximately $13.2 million. The ESOP will pay such proceeds to the Company, which will then repay the ESOP lender. As explained above, once the ESOP Debt has been repaid
with the proceeds from the Offering,            unallocated ESOP shares will be
released as security for the ESOP Debt and then allocated to the participants in the ESOP. The fair market value of shares released to ESOP participants is charged to ESOP stock compensation expense. Assuming the price per share of the
Common Stock in the Offering is $           , the charge to earnings related to
the sale by the ESOP of the Common Stock will be $           million.

     In February 1997, the Company made the decision to cease operations of SR. SR's net loss for the years ended December 31, 1995, 1996 and 1997 was $0.7 million, $0.7 million and $0.7 million, respectively. SR's net loss for the six months ended June 30, 1997 was $0.6 million. In June 1998, the Company made the decision to divest PTNY and PTC. PTNY's net loss for the years ended December 31, 1995, 1996 and 1997 was $0.5 million, $0.6 million and $1.3 million, respectively. PTNY's net loss for the six months ended June 30, 1997 and 1998 was $0.3 million and $0.4 million, respectively. PTC was 50% owned by the Company from inception in January 1996 until June 6, 1997, at which time the Company acquired the remaining 50% of the equity in PTC. The net losses from PTC that were recognized by the Company for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1997 and 1998 were $0.3 million, $0.7 million, $0.1 million and $1.9 million, respectively. The Company is actively seeking to sell both entities, but no definitive agreements have been reached.

     In connection with the Offering and pursuant to the Deferred Plan, the Company has agreed with holders of the Restricted Class B Common Stock to accept the surrender of their Restricted Class B Common Stock and to transfer to stockholders surrendering their Restricted Class B Common Stock unrestricted shares of Common Stock by no later than the fifth anniversary of the date of such surrender. See 'Management--Compensation Plans--Deferred Stock Compensation Plan' for a description of the Deferred Plan and the rights of certain executive officers of the Company therein. In connection with the Deferred Plan, the Company expects to issue an aggregate of 3,600,000 shares of the Common Stock to the grantor trust established pursuant to the Deferred Plan.

     In accordance with generally accepted accounting principles, at the time of the issuance of shares of capital stock into the trust, the Company will
recognize a charge to earnings of approximately $           million (assuming
the issuance price in the Offering is $           per share) for the fair market
value of the shares transferred. The estimated charge to earnings related to the establishment of the Deferred Plan, which is expected to occur in connection
with the closing of the Offering, is $           million.

     The following table sets forth, for the periods indicated, selected statements of income data as a percentage of revenues:

                                                                       SIX MONTHS              YEARS ENDED
                                                                     ENDED JUNE 30,            DECEMBER 31,
                                                                    ----------------    --------------------------
                                                                     1998      1997      1997      1996      1995
                                                                    ------    ------    ------    ------    ------
Revenues:
  Government relations group.....................................     61.1%     63.0%     64.3%     63.2%     65.8%
  Public affairs and opinion research group......................     38.9      37.0      35.7      36.8      34.2
                                                                    ------    ------    ------    ------    ------
Total revenues...................................................    100.0     100.0     100.0     100.0     100.0
Non-stock employee compensation:
  Government relations group.....................................     29.5      31.1      29.5      32.3      33.3
  Public affairs and opinion research group......................     24.1      22.6      21.7      23.0      19.7
Total non-stock employee compensation............................     53.6      53.7      51.2      55.3      53.0
Consulting expenses..............................................      5.7       6.5       6.9       8.6       8.9
G&A expenses.....................................................     22.7      23.1      22.5      24.9      24.9
ESOP stock compensation expense..................................      5.1       4.8       4.6       3.3       3.3
Compensation element of common stock and
  option issuances...............................................        0         0         0       3.6       3.5
                                                                    ------    ------    ------    ------    ------
Total operating expenses.........................................     87.2      88.1      85.3      95.8      93.5
Income from operations...........................................     12.8      11.9      14.7       4.2       6.5
Equity in losses of affiliates...................................        0         0         0         0      (0.7)
ESOP-related interest expense....................................     (2.4)     (3.6)     (3.2)     (4.5)     (5.1)
Other interest expense...........................................     (0.9)     (0.9)     (0.8)     (0.2)     (0.2)
                                                                    ------    ------    ------    ------    ------
Income (loss) from continuing operations before income taxes.....      9.5       7.4      10.8      (0.6)      0.5
Income tax (provision) benefit...................................     (1.9)     (1.9)     (2.7)        0      (3.6)
                                                                    ------    ------    ------    ------    ------
Income (loss) from continuing operations.........................      7.6       5.6       8.1      (0.7)     (3.0)
Discontinued operations, net of income taxes.....................    (11.5)     (5.8)     (6.4)     (4.2)     (3.4)
                                                                    ------    ------    ------    ------    ------
Net income (loss)................................................     (3.9)%    (0.3)%     1.7%     (4.5)%    (6.5)%
                                                                    ------    ------    ------    ------    ------
                                                                    ------    ------    ------    ------    ------

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

  Revenues

     Total revenues increased 14.4% to $22.2 million for the six months ended June 30, 1998 as compared to $19.4 million for the same period in 1997. Government Relations Group revenues increased 10.9% to $13.5 million for the six months ended June 30, 1998 from $12.2 million for the same period in 1997 primarily due to an increase in client retention and an increase in the group's marketing efforts. For the six months ended June 30, 1998, revenues from the Public Affairs and Opinion Research Group revenues increased 20.5% to $8.6 million from $7.2 million for the same period in 1997 primarily due to growth in new practice areas. In addition, there was a decline in the group's revenues in the first quarter of 1997 reflecting the lower level of public affairs activity that sometimes follows a Presidential election.

  Non-Stock Employee Compensation

     Total non-stock employee compensation increased 14.2% to $11.9 million for the six months ended June 30, 1998 as compared to $10.4 million for the same period in 1997. Government Relations Group non-stock compensation to employees increased 8.7% to $6.5 million for the six months ended June 30, 1998 from $6.0 million for the six months ended June 30, 1997, primarily as a result of an increase in personnel. Public Affairs and Opinion Research Group non-stock compensation to employees increased 21.9% to $5.3 million for the six months ended June 30, 1998 from $4.4 million for the six months ended June 30, 1997, which corresponds to the group's increase in revenue between those two periods. In addition, Bork & Associates began operations in February 1998, which resulted in the addition of senior professional staff.

  Consulting Expense

     Consulting expense for the Government Relations Group was $1.3 million for each of the six months ended June 30, 1998 and 1997. Consulting expense for the Public Affairs and Opinion Research Group is not significant for the six months ended June 30, 1998 or 1997.

  General and Administrative Expenses

     Total general and administrative expenses increased 12.7% to $5.0 million for the six months ended June 30, 1998 as compared to $4.5 million in the same period in 1997. The expense categories with the largest increase between the periods were system integration fees associated with maintaining the Company's computer network, occupancy costs associated with a space increase, payroll taxes associated with increased non-stock employee compensation and marketing expense. As a percentage of revenues, general and administrative expenses decreased to 22.2% for the six months ended June 30, 1998 from 23.1% for the same period in 1997 as the Company was able to support its revenue growth without a proportionate increase in associated costs.

  ESOP Stock Compensation Expense

     Total ESOP stock compensation expense increased 21.7% to $1.1 million for the six months ended June 30, 1998 as compared to $0.9 million in the same period in 1997, primarily due to a larger portion of the 1998 ESOP Debt service being attributable to principal reduction rather than interest, and to an increase in the appraised value of the Company's capital stock at December 31, 1997. Principal payments on the ESOP Debt result in charges to ESOP stock compensation expense as unallocated shares of the stock owned by the ESOP are released as security for the ESOP Debt and then allocated to the participants in the ESOP. The charge to ESOP stock compensation expense is calculated by multiplying the number of unallocated shares of the Company's stock that were released as security for the ESOP Debt as a result of principal payments by the current fair market value of the stock. As a percentage of revenues, ESOP stock compensation expense increased to 5.1% for the six months ended June 30, 1998 from 4.8% for the same period in 1997.

  ESOP Interest Expense

     ESOP interest expense decreased 23.4% to $0.5 million for the six months ended June 30, 1998 as compared to $0.7 million in the same period in 1997, primarily due to principal payments made on the ESOP Debt.

  Discontinued Operations

     Total losses from discontinued operations increased 124% to $2.5 million for the six months ended June 30, 1998 as compared to $1.1 million for the same period in 1997. This increase is primarily attributable to the estimated loss from operations of the discontinued business units of approximately $0.6 million from the measurement date to the ultimate divestiture date and the recognition of approximately $1.4 million of losses attributed to the write-off of goodwill associated with the discontinued operations, offset by increases in operating results of the discontinued operations of approximately $0.5 million primarily attributable to increases in revenues of $1.3 million offset by increases in operating expenses of $0.8 million.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Revenues

     Total revenues increased 12.6% to $41.0 million for the year ended December 31, 1997 as compared to $36.5 million for 1996. Government Relations Group revenues increased 14.7% to $26.4 million for the year ended December 31, 1997 from $23.0 million for 1996 due to an increase in client retention and an increase in the group's marketing efforts. For the year ended December 31, 1997, revenues from the Public Affairs and Opinion Research Group increased 9.0% to $14.7 million from $13.5 million for 1996 primarily due to growth in several new practice areas.

  Non-Stock Employee Compensation

     Total non-stock employee compensation increased 4.3% to $21.0 million for the year ended December 31, 1997 as compared to $20.2 million for 1996. Government Relations Group non-stock compensation to employees increased 2.7% to $12.1 million for the year ended December 31, 1997 from $11.8 million for 1996. The small increase in compensation expense relative to the increase in revenue was primarily due to increased utilization of personnel in the group and the full year impact of a salary reduction for the group's senior executives in August 1996 resulting from the reduced Congressional agenda discussed herein. Public Affairs and Opinion Research Group non-stock compensation to employees increased 6.5% to $8.9 million for the year ended December 31, 1997 from $8.4 million for 1996, primarily due to the increase in revenues.

  Consulting Expense

     Consulting expense for the Government Relations Group decreased 8.7% to $2.9 million for the year ended December 31, 1997 from $3.1 million for 1996 primarily due to the group reducing the number of consultants who receive retainers in addition to commissions. Consulting expense for the Public Affairs and Opinion Research Group is not significant for the years ended December 31, 1997 or 1996.

  General and Administrative Expenses

     Total general and administrative expenses increased 1.7% to $9.2 million for the year ended December 31, 1997 as compared to $9.1 million for 1996. As a percentage of revenues, general and administrative expenses decreased to 22.5% for the year ended December 31, 1997 from 24.9% for 1996 as the Company was able to support its revenue growth without a proportionate increase in associated costs.

  ESOP Stock Compensation Expense

     Total ESOP stock compensation expense increased 54.2% to $1.9 million for the year ended December 31, 1997 as compared to $1.2 million in 1996, primarily due to a larger portion of the 1997 ESOP Debt service being attributable to principal reduction rather than interest, and to an increase in the appraised value of the Company's capital stock at December 31, 1997. Principal payments on the ESOP Debt result in charges to ESOP stock compensation expense as unallocated shares of the stock owned by the ESOP are released as security for the ESOP Debt and then allocated to the participants in the ESOP. The charge to ESOP stock compensation expense is calculated by multiplying the number of unallocated shares of the Company's stock that were released as security for the ESOP Debt as a result of principal payments by the current fair market value of the stock. As a percentage of revenues, ESOP stock compensation expense increased to 4.6% for the year ended December 31, 1997 from 3.3% in 1996.

  Compensation Element of Common Stock and Option Issuances

     Compensation element of common stock and option issuances expense for the year ended December 31, 1996 consisted of the fair market value of stock options earned by the Public Affairs and Opinion Research Group's senior executive of $1.3 million in accordance with his employment contract. There was not a corresponding stock option award in 1997.

  ESOP Interest Expense

     ESOP interest expense decreased 21.8% to $1.3 million for the year ended December 31, 1997 as compared to $1.7 million in 1996, primarily due to principal payments made on the ESOP Debt.

  Discontinued Operations

     Total losses from discontinued operations increased 71.3% to $2.6 million for the year ended December 31, 1997 as compared to $1.5 million for 1996. This increase is primarily attributable to increases in operating costs of the discontinued operations of approximately $1.3 million primarily attributable to increases in non-stock employee compensation and occupancy costs offset by increases in revenues of $0.2 million attributable to new clients and expansion of assignments from existing clients.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues

     Total revenues increased 0.5% to $36.5 million for the year ended December 31, 1996 as compared to $36.3 million for 1995. Government Relations Group revenues decreased 3.7% to $23.0 million for the year ended December 31, 1996 from $23.9 million for 1995 primarily due to a reduced Congressional agenda resulting from the 'shutdown' of the Federal government during the dispute between Congress and the Executive Branch over the fiscal year 1996 budget. In addition, the Congressional agenda was heavily weighted towards social issues which, for the most part, did not financially impact the group's clients. For the year ended December 31, 1996, Public Affairs and Opinion Research Group revenues increased 8.6% to $13.5 million from $12.4 million for 1995. The increase in the group's revenues was almost entirely due to the acquisition of Frederick Schneiders Research in December 1995. Revenues for Powell Tate for the year ended December 31, 1996 compared to 1995 were flat due primarily to the circumstances related to the Federal Goverment shutdown and the reduced Congressional agenda noted above.

  Non-Stock Employee Compensation

     Total non-stock employee compensation increased 5.0% to $20.2 million for the year ended December 31, 1996 as compared to $19.2 million for 1995. Government Relations Group non-stock compensation to employees decreased 2.3% to $11.8 million for the year ended December 31, 1996 from $12.1 million for 1995, primarily due to the full year impact of a reduction in the number of employees that took place in 1995. In addition, a salary reduction for the group's senior executives took effect in August 1996, and the 1996 bonus expense for personnel in the group was less than the 1995 bonus expense, both reflecting the decrease in the group's revenues in that year that resulted from the reduced Congressional agenda discussed above. Public Affairs and Opinion Research Group non-stock compensation to employees increased 17.3% to $8.4 million for the year ended December 31, 1996 from $7.1 million for 1995, primarily due to the acquisition of Frederick Schneiders Research described above.

  Consulting Expense

     Consulting expense for the Government Relations Group decreased 2.7% to $3.1 million for the year ended December 31, 1996 from $3.2 million for 1995, primarily due to the group reducing the number of consultants who receive retainers in addition to commissions. Consulting expense for the Public Affairs and Opinion Research Group is not significant for the years ended December 31, 1996 or 1995.

  General and Administrative Expenses

     Total general and administrative expenses increased 0.7% to $9.1 million for the year ended December 31, 1996 as compared to $9.0 million for 1995. As a percentage of revenues, general and administrative expenses were approximately 24.9% in both 1996 and 1995.

  ESOP Stock Compensation Expense

     Total ESOP stock compensation expense was $1.2 million for each of the years ended December 31, 1996 and 1995. As a percentage of revenues, ESOP stock compensation expense was approximately 1.9% in both 1996 and 1995.

  Compensation Element of Common Stock and Option Issuances

     Compensation element of common stock and option issuances expense was $1.3 million for each of the years ended December 31, 1996 and 1995, and consisted of the fair market value of stock earned by the Public Affairs and Opinion Research Group's senior executive during those years in accordance with his employment contract.

  ESOP Interest Expense

     ESOP interest expense decreased 9.9% to $1.7 million for the year ended December 31, 1996 as compared to $1.8 million in 1995, primarily due to principal payments made on the ESOP Debt.

  Discontinued Operations

     Total losses from discontinued operations increased 23.1% to $1.5 million for the year ended December 31, 1996 as compared to $1.2 million for 1995. One aspect of the increase was an increase of $1.1 million in operating costs of the discontinued operations. The increase in operating costs was primarily attributable to the Company's 50% interest in PTC's operating losses accounted for under the equity method of accounting in 1996 (PTC began operations in 1996), and increases in PTNY's non-stock employee compensation and occupancy costs. In addition, SR's revenues decreased $0.9 million. Those decreases in operating results were offset by $1.7 million of increased revenues at PTNY attributable to new clients and expansion of assignments from existing clients.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity has been cash flows from operations. The Company's cash flows from operations were $(0.9) million, $5.0 million, $0.5 million and $4.9 million for the six months ended June 30, 1998 and for the years ended December 31, 1997, 1996 and 1995, respectively. Because the Company's contributions to the ESOP for debt service are tax deductible, the Company's net cash provided by operations reflects only alternative minimum tax at the Federal level and certain state taxes. The timing of receipt of accounts receivable from major clients can vary and, combined with the semi-annual ESOP Debt service payments, has historically resulted in a fluctuation in cash flows from period to period. It is anticipated that as a result of the Offering, the ESOP Debt will be repaid and the Company will make no future contributions to the ESOP.

     Of the $1.5 million of cash flow used for investing activities for the year ended December 31, 1997, $1.4 million was used to make capital expenditures, primarily to upgrade the Company's computer network. The Company has no material commitments for capital expenditures and, as a services company, does not anticipate making capital expenditures in excess of $1.0 million in each of the next two years.

     Prior to March 1996, the Company had no short-term debt other than trade payables incurred in the ordinary course of business. It currently has three lines of credit that provide for borrowings of up to $5.5 million, $4.0 million and $2.5 million with two banks, which may be used for general working capital purposes. The lines of credit bear interest at the LIBOR Rate plus 1.25%, the bank's prime rate and prime plus 0.5%, respectively. A total of $1.1 million and $5.7 million were outstanding under the lines of credit at December 31, 1997 and June 30, 1998, respectively. The Company's cash needs peak in the first quarter since bonuses are paid each March 15, and the semi-annual ESOP Debt service is due each April 1. In addition, all employees are subject to payroll taxes during the first quarter. Finally, a substantial amount of the $1.4 million computer network upgrade described above was paid in the first quarter of 1998 even though the obligation was incurred and capitalized in the fourth quarter of 1997.

     The Company's cash on hand at December 31, 1997 and June 30, 1998 was $0.1 million and $0.7 million, respectively. It is the Company's policy to use excess cash to reduce its outstanding borrowings under the lines of credit.

     The Company believes the net proceeds from the sale of the Common Stock offered hereby, together with funds generated by operations and periodic short-term borrowings, will provide adequate cash to fund its anticipated future cash needs for the next 12 months, which may include costs associated with acquisitions of other businesses.

NET OPERATING LOSS CARRYFORWARDS

     As of December 31, 1997, the Company had federal net operating loss ('NOL') carryforwards of approximately $7.8 million and approximately $0.4 million of federal alternative minimum tax credit carryforwards, available to offset future federal income taxes. The federal NOL carryforwards expire from 2009 through 2011, and the alternative minimum tax credit carryforward has no expiration date. As required by Section 6405 of the Internal Revenue Code of 1996, as amended (the 'Code'), the Internal Revenue Service has proposed to the Joint Committee on Taxation that the Company's income tax returns for the years through December 31, 1996 be accepted without examination, or as previously adjusted. On May 1, 1998, the Company was advised that the Joint Committee on Taxation has taken no exception to the conclusions the Internal Revenue Service reached regarding the Company's tax returns for the years through December 31, 1996. These actions do not preclude, as a matter of law, future examination of the Company's returns, even of returns for years as to which the Company has been advised that the returns are accepted without examination.

YEAR 2000 ISSUES

     The Company is currently developing a plan to ensure that its systems and software infrastructure are Year 2000 compliant. Key financial, information and operational systems will be assessed and plans will be developed to address required systems modifications. Given the relatively small size of the Company's systems and its predominantly new hardware, software and operating systems, management does not anticipate any significant delays in becoming Year 2000 compliant. However, the Company is unable to control whether its current and future business partners' systems are Year 2000 compliant. To the extent that clients would be unable to pay invoices or suppliers would be unable to provide services, the Company's operations could be affected by its business partners' Year 2000 problems. Management does not believe, however, that Year 2000 changes will have a material impact on the Company's business, financial condition or results of operations.

                                    BUSINESS

OVERVIEW

     The Company, founded in 1975, is a leading provider of government relations services, public affairs communications and opinion research services. The Company formulates and implements comprehensive and often integrated government relations and public affairs communication strategies designed to achieve its clients' objectives by communicating and advocating its clients' positions before key Government decision-makers on specific public policy matters. The successful outcome of the Company's engagements often will have a material impact on its clients' businesses and prospects. CCI offers services in two practice areas: government relations and public affairs communication and opinion research. The Government Relations Group recorded revenues in 1997 greater than any other company providing government relations services, according to a report in the Legal Times, and provides clients with expert representation and advocacy in the legislative and regulatory process. The Public Affairs and Opinion Research Group provides expert strategy and implementation in public affairs and crisis communications, opinion research and litigation support services to the Company's client base. The Company also offers its clients in-depth industry expertise in specific vertical markets, including the non-profit sector, insurance, telecommunications, technology, defense, agriculture, transportation, international trade, energy resources, health care and infrastructure, as well as an integrated approach to government related business problems and opportunities by drawing upon the strengths of both the Government Relations Group and the Public Affairs and Opinion Research Group. The Company's growth strategy is to increase its market share by attracting and retaining high quality professionals and by pursuing strategic acquisitions of complementary businesses with established reputations, clients and revenues.

     In its 23-year history, CCI has represented over 1,100 clients, including 24 of the Fortune 50 corporations; coalitions and trade associations; public and private utilities; universities and colleges; financial institutions; health care providers; state, city and county governments; international businesses; foreign governments and other entities. The Company's revenues and income from operations have increased from $36.5 million and $1.5 million in the 1996 fiscal year to $41.0 million and $6.0 million in the 1997 fiscal year, respectively, representing an annual growth rate of 12.6% and 300.0%, respectively. The Company's revenues and income from operations have increased from $19.4 million and $2.3 million in the first six months of 1997, respectively, to $22.2 million and $2.8 million in the first six months of 1998, respectively, representing an increase of 14.4% and 21.7%, respectively. No single client accounted for more than 5% of the Company's revenues in 1997 or in the first six months of 1998. In 1997 and in the first six months of 1998, the 10 largest clients contributed 22% and 18% of CCI's overall revenues, respectively. For each of the last three full fiscal years, over 60.0% of the Company's revenues came from clients who had been clients in the preceding year.

     The Company's revenues are generated primarily from contracts with one of two different payment arrangements. The Government Relations Group, the Company's largest business unit, uses written retainer contracts, usually for periods of greater than 12 months, the fees for which are payable monthly or quarterly in advance. The revenues of the Public Affairs and Opinion Research Group are derived primarily from time and materials reimbursement contracts. The Company does not provide services for contingent fees. As of June 30, 1998, the Company had $26.8 million of future revenues under existing retainer contracts to become due as follows: $12.0 million during the period beginning July 1, 1998 and ending December 31, 1998, $10.5 million in 1999 and $3.1 million in 2000. Revenues to become due under existing retainer contracts after December 31, 2000 are $1.2 million.

     Because the quality of the Company's services depends on the quality of the senior professionals who deliver those services, the Company is highly selective in recruiting for these positions. Full-time professionals and consultants are selected from among the most highly respected individuals with recognized expertise in their chosen fields of endeavor. As of June 30, 1998, CCI employed 73 full-time senior professionals engaged in client services. Numerous professionals in the Company hold advanced degrees, including 23 masters degrees, 17 law degrees and two doctorates. These professionals had together approximately 400 years of experience working for Congress or the Executive Branch. Many of these professionals are nationally recognized as experts in their respective fields, having backgrounds in a wide range of disciplines, including former members of Congress, key staffers on Capitol Hill and former senior political appointees in the Executive Branch. The Company's full-time professionals are complemented by the services of 14 senior consultants, who provide expert advice on government relations initiatives and public policy issues, and 23 marketing consultants, who assist the Company in its new business development activities. See '--Services--The Government Relations Group--Business Development Program.'

INDUSTRY BACKGROUND

     While the term 'lobbyist' was coined in the early nineteenth century to refer to representatives of special interests waiting in the lobbies or anterooms of elected officials to make their cases, lobbying, or government relations consulting, dates back to the origins of organized government. Lobbying has played a major role in shaping American public policy. It is a deeply rooted tradition guaranteed by the First Amendment to the Constitution, which forbids Congress to abridge the right of the people 'to petition the government for redress of grievances.' James Madison, whose essay No. 10 in The Federalist Papers remains the basis of political theory on interest groups, saw as innate and inevitable the propensity of human beings to pursue their own interests. Lobbying is now an established industry subject to extensive disclosure requirements and regulation.

     In the twentieth century United States, the lobbying industry flourished with the expansion of government spending and authority, initially under Franklin D. Roosevelt's New Deal in the 1930's, during the Second World War and in the post-war economic expansion. In the 1970's, largely as a result of the discontent with the Presidency engendered by Watergate and the Vietnam conflict, Congress launched reforms intended to redefine its role in the policy process and to counter-balance the power of the Executive Branch. The 1970's Congressional reforms included, among others, the expansion of the number of Congressional subcommittees, modifications in the seniority system and 'sunshine laws,' which by opening up committee mark-up sessions, hearings and conferences, encouraged greater participation in all phases of the policy-formation process.

     These reforms dispersed congressional power, once concentrated in the leadership and held by a few committee chairmen, among many members, as well as to the ranks of professional staffers whose numbers have increased substantially since the 1960's. This diffusion of power has not only provided a multiplicity of points of communication to Congress, but, in the Company's opinion, also makes it necessary to design sophisticated and comprehensive strategies in order to communicate a message on behalf of a client to a much broader audience.

     Factors external to Congress have also had a significant impact on the policy-making process. In the international arena, the United States has emerged as a dominant force in an increasingly interrelated global economy. Congressional decisions have an increasingly direct effect upon the economies of foreign countries. Similarly, events occurring overseas from the oil embargo of the 1970's to the instability in global markets due to events in Thailand, Indonesia, Japan and South Korea in 1998 have had important impacts on the United States economy. These trends and events have led to an increase in the frequency with which overseas interests lobby Congress and the Executive Branch. The Company believes that foreign governments and businesses, long accustomed to doing business in the United States exclusively through formal channels, today find that they must also work directly with those who write and enforce the laws. Simultaneously, for similar reasons, the Company believes that United States businesses are more frequently lobbying Congress and the Executive branch to support their interests before foreign governments and international bodies.

     The market for the Company's services is growing. As Congress deals with an increasing number of issues, the number of people and institutions affected by government decisions also grows, creating more conflicts over policy among groups with competing interests. As a result, the demand for experienced government relations professionals who can guide clients through the policy-making process has increased. According to a May 1998 report in the Legal Times, the number of registered lobbyists is approximately 11,500 representing approximately 9,000 registered clients. According to an Associated Press report in March 1998, lobbying is now a $1.2 billion a year business.

     These same developments plus the increase in the number of television 'magazine' shows and other forms of 'investigative journalism' and the 24-hour news cycle, have created a market for public affairs communication services. These services, which provide more than traditional public relations work, assist businesses to create and deliver sophisticated, cost-effective public communications to supplement direct communication with policy makers. Of the firms reporting to O'Dwyer's Directory of Public Relations Firms 1998, there were 28 public relations firms in Washington, D.C. alone in 1997. Public affairs communication services also include crisis communications for businesses and are supported, generally, by a related opinion research and counseling capacity.

COMPANY BACKGROUND AND HISTORY

         1975--1988 o  Gerald S. J. Cassidy, an attorney with significant Capitol Hill experience, principally in the areas of health and nutrition, creates a government relations firm ('Cassidy &
                       Associates' or 'C&A') to assist clients in advocating their interests before government decision makers.

                    o  Given Mr. Cassidy's expertise in nutrition, C&A initially attracts clients such as Kellogg,
                       Nabisco and General Mills which wanted their products used in government programs such as the School Lunch and Food For Peace programs.

                    o  Among the first clients of the firm is Ocean Spray Cranberries--still a client more than 23 years later. C&A has assisted Ocean Spray in formulating and responding to government regulations concerning juice labeling and in seeking wetland permits for the creation and expansion of cranberry bogs, among other issues.

                    o  C&A pioneers the practice of providing government relations services to the nation's leading universities and colleges, assisting clients to obtain government funding for various types of academic research centers, including a graduate school of nutrition, an inter-cultural center for law and diplomacy, facilities for research on energy conservation, and poverty and nutrition policy. At June 30, 1998, C&A was retained by 30 universities and colleges.

         1989--1991 o  The firm recruits top professionals from congressional staffs and the Executive Branch, expanding its expertise and services offered beyond its traditional base in the non-profit sector and the food industry and attracting additional clients. Firm management recruits new employees with substantive experience in a variety of fields--including international relations, health care, national defense, tax and trade issues.

               1991 o  The Company establishes Powell Tate, a newly formed public affairs communications firm headed by Jody Powell, the former press secretary to President Carter, and Sheila Tate, the former press secretary for Vice President Bush's 1988 presidential campaign and transition and former press secretary to Nancy Reagan.

               1994 o  Boland & Madigan, a government relations firm, is acquired as a separate operating subsidiary. Its principals bring substantive expertise in important vertical markets, including technology, telecommunications, insurance and aviation.

               1995 o  The Company acquires Frederick Schneiders Research, bringing 'in-house' the capacity to measure public opinion on policy issues affecting a client.

               1998 o  The firm acquires Bork & Associates, a litigation communications firm, headed by Robert
                       Bork, Jr., a founding member of the White House Writers Group, where he has been a senior director since January 1993.

COMPETITIVE STRENGTHS

     Since 1975, the Company has been committed to providing expert government relations advocacy and public affairs representation to its clients. The Company believes the following factors have been critical to its success and make it a strong competitor in its marketplace.

  Reputation for Solving Complex Business Problems

     The Company believes that over its 23-year history it has established a strong reputation among its clients as a source of expertise in effectively communicating an objective to members of Congress, the Administration and to the public. In addition, the Company believes that its significant name recognition, developed as a result of its quality work and high profile engagements, is critical in attracting new clients and in recruiting and retaining both Company professionals and outside experts.

  Retention of Client Base

     Client retention has been a significant component of the Company's success. For each of the last three full fiscal years, over 60% of the Company's revenues came from clients who had been clients in the prior year. For the years ended December 31, 1995, 1996, and 1997, 74%, 72% and 72%, respectively, of the Government Relations Group's revenues came from clients on retainer contracts who were also clients during the prior year. For the same periods, 64.3%, 50.7% and 56.8%, respectively, of the revenues from the Company's Public Affairs and Opinion Research Group came from clients who had also been clients in the prior year.

  Highly Experienced and Versatile Professionals

     The Company believes that its most important asset is its staff of full-time professionals. The Company's 73 senior professionals, as of June 30, 1998, have had together approximately 400 combined years of experience on Capitol Hill and in the Executive Branch, including former members of Congress, key staffers on Capitol Hill and former senior political appointees in the Executive Branch. The Company's professionals are skilled in the process of making laws and promulgating regulations. Many of these professionals are nationally recognized as experts in their respective fields. In addition to their expertise in a particular field, most of the Company's professionals are able to apply their skills across numerous practice areas. The resulting flexibility in staffing engagements is critical to the Company's ability to apply resources as needed to meet the demands of clients. As a result, the Company seeks to hire professionals who not only have strong public policy experience, but also are creative and seek to develop expertise in new practice areas and industries. The Company believes that the most effective professionals and outside experts are attracted by the opportunity to work on the diverse array of matters offered by the Company.

  Vertical Expertise

     By maintaining expertise in certain industries, the Company is able to offer clients creative and pragmatic advice tailored to their specific needs. The Company believes that this vertical expertise, developed by CCI over decades of providing government relations services to a diverse group of clients in industries such as the non-profit sector, insurance, telecommunications, technology, defense, agriculture, transportation, international trade, energy resources, health care and infrastructure, is a basis for differentiating the Company from its competitors. CCI believes that it has developed a strong reputation and substantial name recognition within these specific industries, leading to repeat business as well as to new engagements from clients in those markets. See
'--Overview.'

  Broad Range of Services and Cross-Selling

     By offering clients government relations and public affairs communications, CCI is able to satisfy a broad range of client needs, ranging from background research for complex lawsuits to designing comprehensive government relations and media communications strategies to assist a client in achieving its business objectives. This broad range of expertise enables the Company to take an interdisciplinary approach to engagements when needed, combining government relations experts in one area with specialists in another discipline such as crisis management.

     The Company believes that understanding the politics and forces that shape public policy decisions is essential and that, to be successful, a government relations program must communicate with decision makers in an honest, compelling and timely manner, providing information in an understandable and persuasive manner and within the proper context. Consequently, the Company believes that its core competencies of government relations, public affairs communications and opinion research services are interrelated and that the integration of its various services enhances the ability of the Company's professionals to reach decision makers.

     The Company emphasizes its diverse capabilities to clients and regularly cross-markets across service areas. As a result, it is not unusual for a client that the Company assists in a government relations matter also to retain the Company for a public affairs or opinion research matter. For the years ended December 31, 1995, 1996, and

1997, the Company provided professional services from more than one of its two operating groups to 14, 20, and 23 clients, respectively. Total revenues from those clients during those years were approximately $8.6 million, $10.0 million and $10.0 million, respectively, or 23.7%, 27.5% and 24.3%, respectively, of the Company's total revenues.

GROWTH STRATEGIES

     The Company intends to enhance its position as a leading government relations and public affairs communications company by pursuing the following growth strategies.

  Attract and Retain High Quality Professionals and Groups of Professionals

     Since its professionals are its most important asset, the Company's ability to attract and retain highly credentialed and experienced professionals both to work on engagements and to generate new business is crucial to the Company's success. In order to attract highly qualified professionals, the Company offers competitive compensation and benefits. CCI also believes that professionals are attracted to CCI because of its strong reputation, the credentials, experience and reputation of its professionals and the opportunity to work on diverse matters and with high profile clients. The Company intends to grant stock options or other stock-based incentives to certain employees as part of its efforts to attract and retain professionals. See 'Management--Compensation Plans--1998 Stock Option and Incentive Plan.'

     CCI has traditionally expanded through the addition of small, entrepreneurial groups, such as Powell Tate in 1991, Boland & Madigan in 1994 and Frederick Schneiders Research in 1995. The Company's senior officers then assisted these companies in structuring, managing and growing their businesses. The Company believes it can continue to expand the services offered to its clients through the addition of other senior professionals and groups of professionals.

  Pursue Strategic Acquisitions

     Given the highly fragmented nature of the government relations and public affairs industries, CCI believes that there are numerous opportunities to enhance its current business capabilities by acquiring government relations and public affairs firms. The Company believes the acquisition of complementary businesses will provide it with additional professionals, new service offerings, additional industry expertise and a broader client base. The Company has adopted an acquisition strategy to take advantage of these opportunities by focusing on successfully operating companies that practice in the areas of the Company's core competencies or in certain vertical markets, such as health care, environment and tax, which are sufficiently related to the Company's markets to enable the generation of cross-selling opportunities. The Company has recently decided to divest certain operations which it believes did not meet these criteria. See 'Risk Factors--Risks Related to Acquisitions,' 'Other Significant Recent Actions' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview.'

     The model acquisition candidate generally will have annual operating revenues of $5.0 million to $10.0 million and have the capacity, in the opinion of the Company's management, to sustain significant internal annual revenue growth rates. The Company intends to finance acquisitions through a combination of the proceeds of the Offering, its available cash resources, bank borrowings and, in appropriate circumstances, the future issuance of equity and/or debt securities. While the Company has held preliminary discussions with potential acquisition candidates, there are currently no agreements or understandings regarding any such acquisitions.

SERVICES

     The Company provides services through two operating groups. Its Government Relations Group is comprised of C&A and Boland & Madigan, which together recorded revenues from government relations services in 1997 greater than any other company providing such services, according to a report in the Legal Times. The Company's Public Affairs and Opinion Research Group is comprised of Powell Tate, Frederick Schneiders Research, a polling and research firm, and Bork & Associates, a newly created litigation communications firm.

  The Government Relations Group

     Washington, D.C. is one of the world's most important public policy centers. Decisions made in a variety of forums in Washington affect virtually every business and institution in the United States as well as foreign governments and many businesses around the world. The Company's clients are those affected by governmental decisions who realize the need to advocate before decision makers specific public policy goals that further their interests and, consequently, who desire to develop and pursue strategies and tactics designed to achieve those goals. As of June 30, 1998, the Government Relations Group provided services to approximately 160 clients (eight of which are represented by both C&A and Boland & Madigan), of which 58 are corporations; 17 are coalitions and associations; three are public and private utilities; four are financial institutions; 30 are colleges and universities; 29 are health care providers; six are state, city and county governments; six are foreign entities; and seven are museums and foundations. Although the Company is headquartered in Washington, D.C., it also maintains business development offices in Boston, Massachusetts, Sacramento, California, and Chicago, Illinois. The Boston office also provides services to the Company's clients.

     Business Development Program. The clients of the Government Relations Group can be divided into two basic categories. The first comprises those entities which recognize that their business or institutional objectives are significantly impacted by government action in Washington. This category of potential clients usually has already determined that they need advocacy and advice and are committed to finding the representation that they need. Those entities which are not as experienced in recognizing, and responding to, governmental rules, regulations, policies and programs which impact their business comprise the second category of potential clients. The clients in this category are often not actively seeking Washington representation.

     The Company believes that potential clients in the first category would be drawn to the Government Relations Group by its reputation and are most likely to select the group for its Washington representation if the engagement requires the quality and broad scope of services which the group and the Company as a whole can offer and which, the Company believes, differentiates it from competing firms. The Government Relations Group usually does not take part in formal 'beauty contests' and, generally, avoids competition for client engagements based solely on fees or costs. The Company does not provide services for contingent fees.

     The Government Relations Group has an active new business development program to identify potential clients in the second category that might benefit from professional Washington representation. The new business development efforts of the Government Relations Group are led by the senior professional staffs of each operating company assisted by a national network of consultants who assist in marketing operations. Such consultants receive a commission of up to 10% on the value of contracts that are signed as a result of leads that they generate. Certain consultants also receive retainers in addition to the commissions they earn. Revenues from retainer contracts that were signed as a result of leads generated by such marketing consultants for the years ended December 31, 1995, 1996 and 1997 were $11.6 million, $11.3 million and $12.4 million, respectively.

     The first step in this business development process involves senior professional staff and research staff identifying the key issues, pending legislation, regulatory proposals and policy debates that are slated for Congressional or Executive Branch consideration and action during a given year. The group's professionals then study these matters to determine the sectors of the economy and the specific industries that may be affected favorably or adversely. Once specific industries are identified, the Government Relations Group, through its senior professional staff and its network of consultants, identifies the leading businesses or institutions within the affected industry. Further research is conducted and then a determination is made regarding the proper steps for achieving an introductory meeting with the potential client's senior management. When an introductory meeting has been arranged, the professionals from the Government Relations Group meet in a discussion and presentation format with the leadership of the potential client to discuss the advantages of Washington representation, the federal government issues that may impact the potential client's activities or objectives over the next 24 months and the process of representing a client in Washington. When such discussions and presentations are successful, fees, terms of engagement, and negotiation on the scope and breadth of the relationship are then negotiated and a written contract executed. In addition, the new business development consultants are also informed about the key issues before the federal government and are encouraged to identify and develop further opportunities for representation within their own communities. In 1997, C&A made presentations to 220 potential clients, of which 51, or 23.2% resulted in revenue-producing engagements.

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     Client Engagements.  The first step in a new client engagement is an in-depth discussion about the objectives of the engagement. The Government Relations Group's professionals then work with the client to develop a detailed strategy to accomplish the client's objectives. The Government Relations Group's professionals bring to this effort an understanding of the substance of the applicable law affecting the client and its business as well as an understanding of the goals and objectives of the various Congressional and Executive Branch personnel and units which are likely to be involved in the decision-making process. Typically, a crucial part of any successful strategy is to identify the public policy objectives that can themselves be advanced when the client's goals are achieved.

     The Government Relations Group's professionals then focus on implementing the strategy. This effort frequently involves communicating the client's issues and goals to decision makers by person-to-person meetings with members of Congress, their staff, the members of the Executive Branch and other groups taking part in the decision-making process to gain their support for the client's position. The goal of this communication process is to ensure that decision-makers are aware of the relationship among the client's objectives, national policies and the interests of the public.

     Examples of major client engagements undertaken by the Government Relations Group include the following:

     o Advocating that the Federal Government impose a moratorium on state and local taxation of electronic commerce so as not to slow the expansion of electronic commerce;

     o Opposing a proposed content labeling regulation that a leading agricultural cooperative believed would be misleading to consumers while at the same time dramatically increasing its costs of doing business;

     o Assisting a local community faced with the likely closure of a military facility to make a comprehensive presentation to advocate the retention of the base;

     o Aiding a corporation specializing in the manufacturing of power cable in seeking the lead position to design, manufacture and install one of the world's largest underwater cable systems;

     o Implementing a regulatory strategy so that a major agricultural company could obtain a nationwide permit to expand its operations;

     o Assisting a leading chemical company in developing a major new business sector by marketing its product to the federal government;

     o Assisting in obtaining an $18 million grant for the construction of a new commuter rail system linking two metropolitan communities in New England; and

     o Working with a major medical center to secure a Medicare reclassification in the Budget Reconciliation Act of 1997 that would allow them to recapture $11 million annually in Medicare reimbursements.

     Terms of Engagement. The Government Relations Group's revenues are generated primarily from written retainer contracts, usually for periods of greater than twelve months, payable monthly or quarterly in advance. For the years ended December 31, 1995, 1996 and 1997, revenues from this group were 66.8%, 63.2% and 64.2%, respectively, of the Company's total revenues. Revenues from retainer contracts from clients who were clients during the previous year were approximately $17.7 million, $16.6 million, and $18.8 million, respectively, or 48.8%, 45.0% and 45.7% of the Company's total revenues. As of June 30, 1998, the Company had $26.8 million of future revenues under existing retainer contracts to become due as follows: $10.5 million during the period beginning July 1, 1998 and ending December 31, 1998; $ 12.0 million in 1999; and $3.1 million in 2000. Revenues to become due under existing retainer contracts after December 31, 2000 are $1.2 million.

  Public Affairs and Opinion Research Group

     Each of the three operating units of this group has its own client base, although each unit derives a significant portion of its revenues from integrated services that are provided in conjunction with at least one of the other units in the Public Affairs and Opinion Research Group, as well as the Government Relations Group. See '--Integration of All Company Services.'

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     Opportunities in the Public Affairs Business.  The Company believes that the growth in public affairs communications over the past 15 years has been fueled by fundamental changes in American society and the way in which public policy decisions are made. For example, a decline in the power of congressional leaders and in the strength of political parties has placed a premium on the ability to quickly and persuasively inform constituents and interested groups about public policy issues affecting them. Both government relations and law firms have recognized, the Company believes, the need for sophisticated, cost-effective public communications to supplement their direct communications with policy makers. High-stakes and high-profile litigation plus television 'magazine' shows and other forms of 'investigative journalism' have increased the demand for experienced communications assistance among corporations and trade associations. Further, the Company believes that the arrival of real-time information systems and the 24-hour news cycle have enhanced this demand, thus increasing opportunities for the services of the Public Affairs and Opinion Research Group.

     The Business of Powell Tate. Powell Tate ('PT') provides strategic counsel and comprehensive implementation of communication strategies to clients facing challenges in public affairs and crisis communications. Since its inception in July of 1991, PT has grown to become third largest, in terms of revenues, among public relations firms in the Washington, D.C. area which reported to O'Dwyer's Directory of Public Relations Firms 1998. This directory places PT twenty-first in the United States based on 1997 revenues.

     Since its inception, PT has focused on the importance of employing highly experienced former government officials and journalists and implementing all aspects of a communications plan. The range of services available to clients includes issue and image advertising, creative and design services, media relations and editorial services, events planning, spokesperson training, coalition building, news media and Internet communications and in-depth secondary research. The four most senior executives at PT have been with the Company since its inception. PT has placed a premium on recruiting senior and mid-level professionals with substantive experience in specific practice areas, including, but not limited to, defense, aviation, telecommunications, finance and international affairs.

     The Business of Frederick Schneiders Research. Frederick Schneiders Research ('FSR') specializes in opinion research among the public, opinion leaders, policy makers, and other special populations. It employs qualitative methodologies (e.g., focus group and in-depth interviews) and quantitative methodologies (e.g., telephone, mail, Internet, and in-person interviews) to provide clients with a basis for strategy and message development in their public affairs programs and litigation and crisis management. In many PT engagements, FSR makes a significant contribution to strategy development and to the testing and refining of messages to be delivered through advertising and/or other media outlets. FSR data are also used to measure the effectiveness of strategy and messages. Its litigation opinion research services include jury consulting, mock trials, change of venue surveys, consumer confusion surveys and expert testimony.

     The Business of Bork & Associates. Bork & Associates ('B&A'), which became a Cassidy company in early 1998, specializes in providing communications counsel in support of corporations and other entities facing significant litigation challenges. B&A applies the techniques of modern political communications to the legal arena, designing strategies to help clients avoid litigation, win litigation and, above all, protect reputations. Working closely with its clients' internal and outside counsel, B&A crafts and tests messages, develops materials and recruits allies to support litigation strategy.

     Business Development Programs. PT has a business development program, headed by a senior vice president who has been with the firm since its incorporation and who reports directly to the chief executive officer. The majority of new business engagements come from former clients or referrals from clients, law firms and other business partners. In order to identify business opportunities, PT monitors closely both breaking news and longer-term trends. PT coordinates joint proposals and presentations with other CCI companies. Additionally, B&A and PT have developed branded products targeted at the litigation support market, including a media training program for lawyers and a litigation message development program.

     FSR's business development efforts are headed by a senior executive. FSR receives considerable media coverage of its research, and it currently has an exclusive co-branded product with the National Journal to conduct regular Internet-based surveys of the often hard-to-reach senior congressional staff.

     Client Engagements. PT currently provides public affairs services to approximately 100 clients consisting of corporations, trade associations, broad-based coalitions, non-profit organizations, international interests and foreign governments.

     Examples of major client representations include:

     o PT organized a 2,000-member coalition seeking to expand the number of air routes for airlines between the United States and Japan. This effort required forging a consensus in order to encourage the Clinton Administration to renegotiate the 1952 bilateral agreement governing passenger air service between the two countries. PT worked with coalition members to conduct news conferences and media outreach across the country and to assist in communicating with local, state and federal officials.

     o PT provided strategic counsel and media relations support to an Asian company in its efforts to acquire a United States company. The transaction required significant national security and regulatory approvals. PT worked closely with legal, governmental affairs and financial advisers to craft messages, identify issues, handle media outreach and inquiries and draft materials to explain and build support for the transaction.

     o Following the crash of a commuter airline, PT was retained by the aircraft manufacturer to provide crisis communications support during a two-year investigation of the accident. During the period of extensive media attention, PT provided strategic counsel, handled all media inquiries and provided assistance in drafting materials to be publicly distributed to demonstrate the company's commitment to find the actual cause of the accident and underscore the aircraft's safety.

     FSR clients come from a similarly broad cross section of interests, and while PT and FSR often work together to assist joint clients, FSR currently has an independent client base of approximately 30 clients. An example of a recent FSR engagement is a year-long project for a major health care product and pharmaceutical company in which FSR benchmarked the opinion of the company held by physicians, other health care providers, government decisions makers and consumers. The client uses the results as a basis for refining their public affairs and public relations programs.

     B&A professionals have represented a number of industries including automobiles, manufacturing and transportation, chemicals and agribusiness, retailing and franchising, and medical device and biotechnology. B&A has been retained in class actions and individual lawsuits involving toxic torts, product liability, antitrust enforcement, employment discrimination and securities litigation.

     The Company believes that the ability of the different elements of the Public Affairs and Opinion Research Group to offer integrated services is increasingly important, particularly in attracting larger projects dealing with complex issues, typically where governmental decisions intersect with business plans and corporate objectives. Two such engagements are as follows:

     o During the health care debate in President Clinton's first term, the Public Affairs and Opinion Research Group worked with a coalition of companies to highlight the positive contributions in the delivery of health care being made by the companies in this coalition. Extensive public opinion polling was conducted in order to understand the political climate and attitudes about health care, and then a public relations strategy was created and implemented through providing materials to and briefing the Washington, D.C.-based media as well as journalists across the country.

     o Several foreign governments have engaged PT and FSR to help understand more thoroughly American attitudes about, and perceptions of, their countries and to develop outreach programs designed to foster a climate of better understanding in the United States of their countries' history and culture.

     Terms of Engagement. PT and B&A bill the majority of their clients on a time and materials reimbursement basis. In certain instances an advance payment of projected billings is required. Typically a budget range or estimate is provided to a client at the beginning of a project. The client is provided periodic updates both on the progress of the project and the status of time expended. Invoices for time charges and out-of-pocket expenses are then billed on a monthly basis. PT conducts an annual review of its billing rates and seeks to reflect the value of its services, within the range of hourly rates generally charged in the public affairs industry.

     FSR bills on a project fee basis that is based on the number of interviews and the length of an opinion poll. There are also fixed fees for focus groups. Depending on the difficulty or complexity of reaching a particular group of respondents, the fee will vary.

     For the years ended December 31, 1995, 1996 and 1997, revenues from the Public Affairs and Public Opinion Group were 34.2%, 36.8% and 35.8%, respectively, of the Company's total revenues. For the same periods, 64.3%, 50.7% and 56.8%, respectively, of the revenues of this group came from clients who had been clients in the previous year.

INTEGRATION OF ALL COMPANY SERVICES

     Just as PT and FSR have offered joint services to attract more complex and larger projects, the Government Relations Group and the Public Affairs and Opinion Research Group have been working together to provide clients with coordinated government relations, public affairs and opinion research services. The Company believes that it is the only independent company to provide such comprehensive, integrated, strategic services. For the years ended December 31, 1995, 1996 and 1997, the Company provided professional services from both operating groups to 14, 20 and 23 clients, respectively. Total revenues from those clients during those years were approximately $8.6 million, $10.0 million and $10.0 million, respectively, or 23.7%, 27.5% and 24.3%, respectively, of the Company's total revenues. Further, one-third of FSR clients at June 30, 1998 are also clients of other operating units of the Company.

     Clients using the full services of the Company are typically those faced with large and immediate threats to, or opportunities for, their business due to a pending government decision and that have a significant financial interest in the outcome of the decision. Examples of such coordinated efforts are:

     o Working with a coalition of business and professional associations to assist them in advancing tort reform in the United States Congress;

     o Establishing and implementing a comprehensive government relations and public affairs strategy to overturn a Presidential rescission of a multibillion dollar defense system; and

     o Working with the Taiwan Research Institute in order to ensure that Taiwan and the Taiwan business community are not disadvantaged by the legal status of Taiwan, including, among other assignments, advocating that the United States Government grant permission for President Lee of Taiwan to enter the United States to receive an honorary degree at Cornell University, his alma mater.

COMPETITION

     The market for government relations and public affairs and opinion research services is intensely competitive, highly fragmented and subject to rapid change as the policies and politics of the nation's capital change. In general, the Government Relations Group competes with (i) law firms which have government relations capacities of their own but which may refer clients to others for public affairs or opinion research; (ii) independent firms that offer fewer than all of the services provided by CCI (e.g., government relations or public affairs or opinion research); (iii) smaller firms that have found or created a specialized niche in the marketplace; (iv) start-up companies just entering the market; (v) industry or trade associations with in-house capabilities; and (vi) subsidiaries of large corporations which do business in one or more of the service sectors of CCI.

     PT faces competition primarily from the Washington, D.C. offices of large international advertising and public relations firms, often headquartered outside the United States. Most PT executives are former employees of such firms.

     FSR faces competition primarily from small, independent public opinion research firms based in Washington, D.C.

     The Company is unaware of any other company like B&A that is focused solely on litigation communications, although the crisis communications divisions of larger, multi-focused public relations firms offer these services. The Company believes that B&A is positioned to develop this market niche.

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
     The Company believes that the principal competitive factors in its markets are reputation, capability for strategic thought, management experience, proven track record of accomplishment, well known and respected senior professionals and quality of services provided. While some competitors may offer services at a lower fee than the Company, the Company believes they are unable to provide the scope and depth of services that the Company provides its clients.

HUMAN RESOURCES

     As of June 30, 1998, the Company had 192 full-time employees, including 73 senior professionals engaged in client services, and 60 administrative personnel. Client service personnel are organized into teams on all client projects. The Company seeks to hire professionals with experience in policy-making branches of the government and in business as well. Recent hires for C&A include the Special Assistant to the President for Legislative Affairs from the Clinton White House and the Associate Administrator for Legislative Affairs for NASA. The Company's turnover in professional employees was 9.9% for the twelve months ending June 30, 1998, which the Company believes compares favorably to its competitors. The Company regards its relationship with its employees as excellent.

FACILITIES

     The Company leases 79,845 square feet of office space for its Washington, D.C. headquarters from an independent third party. The lease expires March 31, 2006, and the annual rent is approximately $2.3 million. The Company also leases office space in Boston, Chicago and Sacramento. The Company believes that its facilities and its ability to acquire additional facilities are adequate for its present operations and projected growth.

LEGAL PROCEEDINGS

     The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually, and in the aggregate, is not material to the Company's financial condition or results of operation.

REGULATION

     Because of the nature of the Company's business, the Company, its directors and employees are subject to various laws and regulations requiring disclosure of activities and limiting political contribution. In particular, the Company is subject to the Lobbying Disclosure Act of 1995 (the 'Disclosure Act'), as amended by the Lobbying Disclosure Technical Amendments of 1997, which requires the disclosure of lobbying activities by individuals and companies that engage in communications with the Federal Government. Anyone who communicates with covered Legislative or Executive Branch officials regarding federal legislation, programs or policies may be required to register as a lobbyist with the Clerk of the House (the 'Clerk') and the Secretary of the Senate (the 'Secretary'). The Company, its directors and employees are also subject to the Foreign Agents Registration Act of 1938, as amended ('FARA'), the Federal Election Campaign Act (the 'Campaign Act') and federal bribery laws. Rules of the Legislative and Executive Branches of the Government limit gifts to members of Congress and employees of the Executive Branch.

  The Company's Compliance Program

     The Company devotes substantial resources to ensuring full compliance by all employees with the letter and the spirit of the laws and regulations discussed below. The centerpiece of these efforts is the Company's written Principles of Professional Conduct, which is binding on all employees. All employees acknowledge in writing their knowledge of and compliance with the employee code of conduct. Further, the Company has an extensive and ongoing program of training in ethical matters. The Company's Ethics Manual is a document of 130 pages prepared and updated annually by the firm's Ethics Counsel, which is a major law firm. This manual sets forth the rules and regulations governing the Company's employees' activities, with examples of applications to the Company's business activities. In addition, the Company holds an annual ethics seminar. This event is held away from the Company's offices, and attendance is mandatory. At the seminar, Ethics Counsel and others review changes that have taken place in the regulatory framework and discuss specific cases and questions that have arisen or might arise in the future. Finally, all employees have access to, and are encouraged to use, the resources of the Company in resolving questions that arise in practice. The general counsel of the Company, the general counsel of C&A, and outside counsel are available to provide assistance and guidance as to questions of compliance that arise.

  The Disclosure Act

     Registration Requirements. Under the Disclosure Act, the Company must file a single registration on behalf of its employees who are lobbyists for each client on whose behalf the employees act as lobbyists. 'Lobbying activities' are defined under the Disclosure Act as lobbying contacts and efforts in support of such contacts, including preparation and planning activities, research and other background work if it is intended, at the time it is performed, for use in lobbying contacts; and coordination with the lobbying activities of others for a client. A 'lobbying contact' is a communication, either oral, written or electronic, with Members of Congress or their personal and committee staffs, or with the President, Vice President, and certain Executive Branch appointees, regarding: (i) the formulation of Federal legislation, rules, regulations, an Executive Order or policy; (ii) the administration of a Federal program or policy, including the negotiation or award of a Federal contract, grant, loan, permit, program or license; or (iii) the nomination of anyone subject to Senate confirmation.

     The registrations which the Company files must include considerable information about its clients and activities, including (i) the name, address and principal place of business of each of the Company's clients, and a general description of each client's business or activities; (ii) the name, address, principal place of business and amount of money spent by anyone, other than the client, who contributed more than $10,000 in a six-month period to the lobbying activities of the Company on behalf of the client, and who played a major role in planning, supervising or controlling such activities; (iii) the name, address, and principal place of business, amount of any contribution of more than $10,000 to the lobbying activities of the Company, and approximate percentage of equity ownership in the client, if any, of any foreign entity that either owns at least 20% of a client or of an organization that contributes over $10,000 in a six-month period to a client's lobbying efforts, plays a major role in such activities or is an affiliate of the client (such as the foreign parent or subsidiary of a domestic company) with a direct financial interest in the outcome of the lobbying activity; and (iv) a list of the general issue areas in which the Company expects to lobby and specific issues, to the extent practicable, that have already been lobbied on behalf of the client. The Company must also disclose the former position of any lobbyist employee who has served as a covered Executive Branch official or a covered Legislative Branch official within two years of becoming a lobbyist for the client.

     The Disclosure Act requires that the Company file semiannual reports which set forth any changes to the initial registration and, for each general issue area in which the Company engaged in lobbying activities, the following information: (i) a list of the specific issues that were the subject of significant lobbying activities, including, to the extent possible, bill numbers and references to specific executive branch actions; (ii) a statement of the houses of Congress and the Executive Branch agencies contacted; (iii) a list of the employees of the Company who acted as lobbyists on behalf of the client; and
(iv) a description of the interest, if any, of any foreign entity identified in the Company's initial registration.

     Public Disclosure and Identification of Clients. The Disclosure Act requires that a list of all registered lobbyists, firms and clients, registrations and filings be made available to the public. Further, certain officials of Congress compile and summarize the information contained in registrations and issue reports every six months.

     In addition to the registration and reporting requirements discussed above, the Disclosure Act mandates that when any person or entity registered under the Disclosure Act makes a written lobbying contact with a covered Legislative Branch or covered Executive Branch official on behalf of a 'foreign entity,' the person or entity must identify the client, state that it is considered a foreign entity under the Disclosure Act, and state whether the person making the contact is registered on behalf of that client. The person must also identify any other foreign entity that has been identified and reported under the Disclosure Act's reporting requirements as having a direct interest in the outcome of the lobbying activity.

     The Disclosure Act prohibits a company from using appropriated funds to pay any person for influencing or attempting to influence an employee of any Federal agency, a member of Congress or an employee of Congress

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
in connection with obtaining Federal contracts, grants, loans, loan insurance and guarantees and any cooperative agreements ('award'). An applicant for an award is required to certify on a form filed with the appropriate federal agency that it has not lobbied with appropriated funds for such award. Applicants for awards are also required to name any registrant under the Disclosure Act who had made lobbying contacts on behalf of the applicant with regard to such award using non-appropriated funds.

     Enforcement. The Clerk and the Secretary are required to notify registrants in writing that they have failed to comply with the Disclosure Act. If a registrant does not respond within 60 days, these officials will notify the United States Attorney for the District of Columbia. Registrants who fail to correct a defective filing within 60 days after being notified, or fail to comply with other provisions of the Disclosure Act, would face a civil fine of up to $50,000.

  Foreign Agents Registration Act

     FARA imposes registration and semi-annual reporting requirements on any person who, on behalf of a foreign principal, engages in certain specific activities in the United States. The Company must register and file semi-annual reports under FARA. Covered activities include, among others, engaging in 'political activities,' broadly defined to include any activity intended to persuade an agency or official of the United States Government, or a section of the public, with reference to: (i) the foreign policies of the United States;
(ii) the domestic policies of the United States; or (iii) the political or public interests, policies or relations of the government of a foreign country, or of a foreign political party. Lobbying with respect to pending or proposed legislation is considered political activity and requires registration and reporting under FARA. Moreover, FARA guidelines list the following as political activities: (i) investment and trade promotion; (ii) 'image making' public relations to enhance or change the public perception of a foreign government or leader; (iii) arranging meetings, planning itineraries or providing forums for visiting officials (foreign principals) to pursue their programs; (iv) delivering or arranging lectures, speeches, press conferences, or media interviews that involve a political or public interest; and (v) producing or distributing press releases, newsletters or other information that fall within FARA's definition of political propaganda.

     Willful violations of, and failure to comply with, FARA may result in criminal fines of up to $10,000 and/or imprisonment of up to five years or criminal fines of up to $5,000 and/or imprisonment of up to six months, depending on the nature of the violation. In addition, the Attorney General may seek an injunction to prevent a person from continuing to act as an agent of a foreign principal or to order compliance with FARA's requirements.

  Federal Legislative and Executive Branches Gift Rules

     Legislative Branch. Both the United States House of Representatives and the United States Senate have applicable rules that limit the types of benefits that members of Congress and their staffs may receive from corporations, firms, organizations, lobbyists and other entities or individuals. The House of Representatives rules prohibit the receipt of any gift unless an exception is applicable. The exceptions include: (i) food and refreshments of nominal value;
(ii) reasonable travel, lodging and related expenses in connection with official duties; and (iii) unsolicited charity event tickets provided by the event's sponsor. The Senate rules permit its members and their staffs to receive gifts provided they are worth less than $50 individually and, for gifts worth $10 or more, worth less than $100 in the aggregate per year. Exceptions similar to those applicable to the House of Representatives apply to the Senate.

     Both the House of Representatives and the Senate rules prohibit lobbyists and foreign agents from, among other things: (i) contributing to a member's or staff's legal expense funds; (ii) contributing to an entity controlled by a member or staff person; (iii) contributing to a charity at the direction of a member or staff person; and (iv) paying for travel expenses. Although these rules apply only to members of Congress and their staffs, violations of these rules could make a donor a party to an ethics violation by a member or staff person.

     Executive Branch. The Executive Branch of the Government also has applicable rules that limit the types of gifts that its employees may receive from 'prohibited sources.' The Company and its employees could be such a source. The Executive Branch Rules permit its employees to receive gifts provided they are worth less than $20 individually and provided they are worth less than $50 in the aggregate. The rules also allow the receipt

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
of incidental, modest gifts, such a food and refreshment offered other than as part of a meal. Although these rules apply only to employees of the Executive Branch, violation of these rules could result in the employee being subject to disciplinary action by the employee's agency.

  Federal Election Campaign Act

     The Campaign Act limits individuals in making political contributions to candidates in an election for federal offices. In addition, a corporation may not, with limited exceptions, make contributions in connection with any federal election. The term 'contribution' contains certain de minimus exclusions and is defined to include: (i) any gift, subscription, loan, advance, or deposit of money or anything of value made by any person for the purpose of influencing any election for Federal office; and (ii) the payment by any person of compensation for the personal services of another person which are rendered to a political committee without charge for any purpose.

     One of the exceptions allowing a corporation to make these political contributions allows corporations to establish and administer an employee-funded political action committee ('PAC') through which it may make contributions. PACs are subject to reporting requirements and to penalties for non-compliance. The Company has a PAC, which is funded by voluntary contributions by senior professionals of the Company, and makes no direct contributions to candidates for office. Corporations may also make unlimited 'soft-money' contributions to political party committees for purposes unrelated to influencing a federal election. Willful violations of, and failure to comply with, the Campaign Act may result in fines of up to $25,000 or 300% of any contribution involved in such violation.

  Federal Bribery Laws

     The Company and its employees are subject to the federal bribery laws, which prohibit giving, offering or promising to give anything of value to any public official (including members of Congress, their staffs and federal agency employees) with the intention to, among other things, influence any official act. Violations of these laws could result in civil fines and/or imprisonment of up to 15 years

  Compliance

     The Company has not received a notification with regard to a violation or investigation under any of the foregoing regulatory requirements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and their ages as of July 20, 1998 are set forth below. Directors and executive officers of CCI are elected to serve until they resign, are removed, are otherwise disqualified to serve, or until their successors are elected and qualified. The Company's Board of Directors is divided into three classes serving staggered three-year terms. The Company's Certificate of Incorporation fixes the number of directors at nine. There are currently five Company directors. It is anticipated that at least three non-employee directors will be named to serve upon completion of the Offering. Executive officers are generally appointed at the Board's first meeting after each annual meeting of stockholders.

                                                                                                  TERM AS
                                                                                                  DIRECTOR
NAME                                          AGE   POSITION(S)                                   EXPIRES
-------------------------------------------   ---   -------------------------------------------   -------
Gerald S. J. Cassidy.......................   58    Chairman, Chief Executive Officer and           2001
                                                      Director of the Company
James P. Fabiani...........................   50    Vice Chairman and Director of the Company       2001
                                                      and Chairman and
                                                      Chief Executive Officer of C&A
Lester G. Fant III.........................   57    General Counsel and Director                    2000
John T. Hendrick...........................   45    Chief Financial Officer and Director            1999
Joseph L. Powell...........................   54    Chairman and Chief Executive Officer of PT      2000
                                                      and Director
John R. Silber.............................   73    Director(1)                                     2000
Michael J. P. Boland.......................   45    President and Chief Executive Officer of
                                                      Boland & Madigan
Keith Frederick............................   43    President of FSR
Peter T. Madigan...........................   39    Chief Operating Officer of Boland & Madigan
Martin A. Russo............................   54    Vice Chairman and Chief Operating Officer
                                                      of C&A
Greg Schneiders............................   50    Chairman and Chief Executive Officer of FSR
Sheila Tate................................   56    President of PT

------------------
(1) Dr. Silber has agreed to become a director of the Company upon completion of the Offering.

     Gerald S. J. Cassidy has served as Chairman, Chief Executive Officer and director of CCI since its formation in 1991. He founded C&A in 1975. He also serves on the management committee of Galway Partners, L.L.C., a former affiliate of the Company. Mr. Cassidy is a member of the Board of Directors of Seragen Inc., a biotechnology company, and the Board of Trustees of Villanova University. Mr. Cassidy earned his B.S. degree from Villanova University and his J.D. degree from Cornell University School of Law.

     James P. Fabiani has served as Vice Chairman and director of CCI since its formation in 1991. Mr. Fabiani also serves as Chairman and Chief Executive Officer of C&A. Mr. Fabiani is a member of the World Board of Governors of the United Services Organization. Mr. Fabiani earned his B.A. degree from Harvard College and his M.Ed. degree from the University of Massachusetts, Amherst.

     Lester G. Fant III has served as Chairman of Galway Partners, L.L.C. and General Counsel and director of the Company since July 1996. Prior to joining the Company, Mr. Fant was a partner at Sidley & Austin in Washington, D.C. Mr. Fant earned his B.A. degree from Vanderbilt University and his L.L.B. from Harvard University.

     John T. Hendrick has served as Chief Financial Officer and director of the Company and a managing director of Galway Partners, L.L.C. since 1996. Mr. Hendrick is a certified public accountant with 25 years of business experience. Prior to joining CCI, Mr. Hendrick was a general partner with Avalon Ventures, a private venture capital partnership, from 1987 to 1996. Mr. Hendrick earned a B.B.A. degree in accounting from McMurry University.

     Joseph L. Powell has been a director of the Company since July 1991. He has served as Chairman and Chief Executive Officer of PT since its creation in 1991. Prior to joining the Company, Mr. Powell was Chairman and Chief Executive Officer of Powell Adams & Rinehart, a public affairs firm. Mr. Powell was formerly the press secretary to President Carter. Mr. Powell earned his B.A. degree from Georgia State University and completed course work for a combined M.A./Ph.D. in political science at Emory University.

     John R. Silber will serve as a non-employee director of the Company upon completion of the Offering. Dr. Silber is the Chancellor of Boston University and has been a member of its Board of Trustees since 1971. Dr. Silber has been a member of the Board of Directors of Seragen Inc., a biotechnology company since 1987. He is also a director of U.S. Surgical Corporation, a medical products manufacturer. Dr. Silber received his B.A. degree from Trinity University and his M.A. and Ph.D. degrees from Yale University.

     Michael J. P. Boland co-founded Boland & Madigan in 1987 and has served as its President and Chief Executive Officer since its inception. He also served as a director of the Company until July 1998. Mr. Boland is a member of the Board of Directors of the National Energy Resources Organization. He received his B.A. degree from the University of Notre Dame and his J.D. degree from Gonzaga University School of Law.

     Keith Frederick co-founded FSR in 1989 and has served as its President since its inception. He also served as a director of the Company until July 1998. He received his B.A. degree from George Washington University and completed course work in quantitative political science at Clemson University and Virginia Polytechnic Institute.

     Peter T. Madigan co-founded Boland & Madigan in 1987 and has served as its Chief Operating Officer since its inception. He also served as a director of the Company until July 1998. Mr. Madigan is a member of the Board of Directors of the International Republican Institute. He received his B.A. degree from the University of Maine.

     Martin A. Russo has served as Vice Chairman of C&A since 1993 and its Chief Operating Officer since 1997. He also served as a director of the Company until July 1998. Immediately prior to joining the Company, Mr. Russo served 18 years in the House of Representatives. He received his B.A. degree from DePaul University and his J.D. degree from DePaul University College of Law.

     Greg Schneiders co-founded FSR in 1989 and has served as its Chairman and Chief Executive Officer since its inception. He also served as a director of the Company until July 1998. He received his B.A. degree from Georgetown University.

     Sheila Tate has served as PT's President since its creation in 1991. Ms. Tate was the press secretary to First Lady Nancy Reagan from 1981 until 1985, and the press secretary for Vice President Bush's 1988 presidential campaign. She earned her B.A. degree from Duquesne University.

COMMITTEES OF THE BOARD OF DIRECTORS

     Upon completion of the Offering, the Board of Directors will establish two committees, an audit committee and a compensation committee. The audit committee, will, among other responsibilities, recommend the firm to be appointed as independent accountants to audit the Company's consolidated financial statements, discuss the scope and results of the audit with the independent accountants, review with management and the independent accountants the Company's interim and year-end operating results, consider the adequacy of the internal accounting controls and audit procedures of the Company and review the non-audit services to be performed by the independent accountants. A majority of the directors on the audit committee will be non-employee directors. The compensation committee will review and recommend the compensation arrangements for management of the Company and administer the Plan. A majority of the directors on the compensation committee will also be non-employee directors. The Board of Directors may from time to time establish certain other committees to facilitate the management of the Company.

DIRECTOR COMPENSATION

     Directors who are officers or employees of the Company or any subsidiary of the Company do not receive any additional compensation for serving on the Board of Directors or any of its committees. Non-employee directors will be paid $20,000 per year for their services as directors of the Company. In addition, non-employee directors will receive a fee of $2,000 for each Board of Directors and committee meeting attended. Directors who are not employees of the Company will also receive on initial election to the board a one-time grant of an option to purchase that number of shares of the Common Stock which equals $100,000 divided by the fair market value of the Common Stock on the day of the grant.
Based upon the initial public offering price of $         per share, each
initial non-employee director will receive options to purchase          shares
of Common Stock. These options will have a term of ten years and will be immediately exercisable. See '--Compensation Plans--1998 Stock Option and Incentive Plan.' All directors will be reimbursed for travel expenses incurred in connection with attending board and committee meetings as directors of the Company.

EXECUTIVE COMPENSATION

     The following table shows, for the fiscal year ended December 31, 1997, compensation paid to or earned by the Company's five most highly compensated employees (the 'Named Executive Officers').

                           SUMMARY COMPENSATION TABLE

                                                                                                       ALL OTHER
                                                                                     BONUS AND       COMPENSATION
                                                                                    OTHER ANNUAL    AND RESTRICTED
                        NAME AND POSITION(S)                             SALARY     COMPENSATION    STOCK AWARDS(1)
---------------------------------------------------------------------   --------    ------------    ---------------
Gerald S. J. Cassidy.................................................   $757,320      $120,000
  Chairman and Chief Executive Officer of the Company
James P. Fabiani.....................................................    711,552       140,000             (2)
  Vice Chairman of the Company and Chairman and Chief Executive
     Officer of C&A
Joseph L. Powell.....................................................    482,712       107,000             (3)
  Chairman and Chief Executive Officer of Powell Tate
Lester G. Fant III(4)................................................    549,996        20,000
  General Counsel
Martin A. Russo(4)...................................................    386,004        90,000             (5)
  Vice Chairman and Chief Operating Officer of C&A

------------------
(1) For options granted which will be effective in connection with the Offering, see '--Compensation Plans-- 1998 Stock Option and Incentive Plan.'
(2) Mr. Fabiani will receive 330,000 shares of Common Stock pursuant to the Deferred Plan, giving effect to the Recapitalization. In this connection, Mr. Cassidy has surrendered 330,000 shares of Common Stock to the Company.
(3) Pursuant to the terms and conditions of the Deferred Plan, Mr. Powell will receive 1,050,000 shares of the Common Stock, giving effect to the Recapitalization. See '--Compensation Plans--Deferred Stock Compensation Plan.'
(4) During 1997, the Company issued to certain of its employees shares of the Restricted Class B Common Stock subject to certain significant restrictions. These shares of the Restricted Class B Common Stock are generally non-transferable and are forfeitable upon termination of employment for any reason other than death or disability. Because of these restrictions, no amounts have been recorded as compensation in the Company's financial statements relating to these grants of shares. Messrs. Fant and Russo received 3,333 and 4,444 shares of the Restricted Class B Common Stock, respectively, in 1997. In connection with the Offering, all of such shares will be exchanged for the right to receive 49,995 and 66,660 shares of Common

    Stock, respectively, pursuant to the Deferred Plan. See '--Compensation Plans--Deferred Stock Compensation Plan.'
(5) Prior to June, 1998, the Company reimbursed Mr. Russo for approximately $6,000 in monthly rent on a Washington, D.C. townhouse.

COMPENSATION PLANS

  Employment Agreements

     Gerald S. J. Cassidy has entered into an employment contract with the Company, which commenced July 1, 1998 and ends five years thereafter. Mr. Cassidy will be paid an annual base salary at the rate of $757,320 per year for serving as Chairman of the Board and Chief Executive Officer of the Company. The Company may terminate the employment contract with or without 'cause' upon affirmative vote of the Board of Directors. For purposes of the employment contract, cause includes (i) committing a material breach under the employment contract, (ii) engaging in serious misconduct in the discharge of required duties or a substantial and continuing failure to perform required duties, or
(iii) being convicted of a felony. If the Company terminates the agreement for cause, Mr. Cassidy's salary and benefits will be paid only through the date of termination. If the Company terminates the employment contract other than for cause, the Company will pay Mr. Cassidy a severance payment equal to one month's salary for each year of employment completed under the employment contract. Mr. Cassidy has agreed that during the term of his employment, and for a one-year period following a termination of employment, he will not work, own, manage, control or be employed by an entity which (i) has as a client any person or entity which was a client of the Company at any time during the twelve months prior to termination of employment, or which was solicited by the Company to become its client during that period, and which provides to the client the same type of consulting services the Company was providing or offering to provide to the client; or (ii) which employs or retains as a consultant any person who was an employee or consultant of the Company at any time during the twelve months prior to the Company's termination, if the Company directly or indirectly induced such person to become so employed or retained (the 'Restrictive Covenant').

     James P. Fabiani has entered into an employment contract with the Company, which commenced July 1, 1998 and ends five years thereafter. Mr. Fabiani will be paid $711,552 per year for serving as Vice Chairman of the Company and Chairman and Chief Executive Officer of C&A. The Company may terminate this agreement, with or without cause, at any time. If the Company terminates the agreement for cause, Mr. Fabiani's salary and benefits will be paid only through the date of termination. If the Company terminates the employment contract other than for cause, the Company will pay Mr. Fabiani a severance payment equal to one month's salary for each year of employment completed under the employment contract. Mr. Fabiani also has agreed to the Restrictive Covenant. For certain additional rights to receive stock granted to Mr. Fabiani for past service as an officer and director of the Company, see '--Deferred Stock Compensation Plan.'

     Joseph L. Powell has entered into an employment contract with the Company, which commenced July 1, 1998 and ends five years thereafter. Mr. Powell will be paid $482,712 annually for serving as Chairman and Chief Executive Officer of PT. The Company may terminate this agreement, with or without cause, at any time. If the Company terminates the agreement for cause, Mr. Powell's salary and benefits will be paid only through the date of termination. If the Company terminates the employment contract other than for cause, the Company will pay Mr. Powell a severance payment equal to six month's salary. Mr. Powell also has agreed to the Restrictive Covenant. For certain additional rights to receive stock granted to Mr. Powell, see '--Deferred Stock Compensation Plan.'

     Lester G. Fant III has entered into an employment contract with the Company, which commenced July 1, 1998 and ends five years thereafter. Mr. Fant will be paid $549,996 annually for serving as General Counsel of the Company. The Company may terminate this agreement, with or without cause, at any time. If the Company terminates the agreement for cause, Mr. Fant's salary and benefits will be paid only through the date of termination. If the Company terminates the employment contract other than for cause, the Company will pay Mr. Fant a severance payment equal to six month's salary. Mr. Fant also has agreed to the Restrictive Covenant.

     Martin A. Russo has entered into an employment contract with the Company, which commenced July 1, 1998 and ends five years thereafter. Mr. Russo will be paid $386,004 annually for serving as Vice Chairman and Chief Operating Officer of C&A. Mr. Russo's base salary may be increased further at the discretion of the Board of Directors. The Company may terminate this agreement, with or without cause, at any time. If the Company terminates the agreement for cause, Mr. Russo's salary and benefits will be paid only through the date of termination. If the Company terminates the employment contract other than for cause, the Company will pay Mr. Russo a severance payment equal to one month's salary for each year of employment completed under the employment contract. Mr. Russo also has agreed to the Restrictive Covenant.

  Deferred Stock Compensation Plan

     As of June 30, 1998, certain of the Company's stockholders, including the Named Executives other than Mr. Cassidy, owned shares of the Company's Restricted Class B Common Stock. In connection with the Offering, the Company established the Deferred Plan for the benefit of holders of shares of the Restricted Class B Common Stock who surrendered such shares to the Company. Pursuant to the Deferred Plan, the Company has agreed to transfer, upon the fifth anniversary of such surrender, to each such person a number of shares of the Common Stock comparable to the number of the Restricted Class B Common Stock shares that such person surrendered. Shares of Common Stock may be distributed earlier in the event of (i) such person's death or disability or (ii) the occurrence of a secondary stock offering. Additionally, Mr. Powell has surrendered options to receive shares of the Class B Common Stock and will have transferred to him, on the same terms and conditions of other participants in the Deferred Plan, 1,050,000 shares of the Common Stock, giving effect to the Recapitalization. Mr. Fabiani will receive 330,000 shares of Common Stock pursuant to the terms and conditions of the Deferred Plan. In this connection, Mr. Cassidy has surrendered 330,000 shares of the Common Stock to the Company. In connection with the creation of the Deferred Plan, the Company has transferred 3,600,000 shares of the Common Stock to the grantor trust, giving effect to the Recapitalization.

  1998 Stock Option and Incentive Plan

     The Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, non-qualified options, stock appreciation rights, restricted stock and restricted stock units to directors, executives and other employees of the Company and any of its subsidiaries or of any service provider, as defined, whose participation in the Plan is determined to be in the best interest of the Company. Giving effect to the Recapitalization, the Plan authorizes the issuance of up to 1,900,000 shares of the Common Stock (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction). The Board of Directors has the full power and authority to take all actions and to make all determinations required under the Plan, but may delegate that authority to its compensation committee, in which case the compensation committee's interpretations of the Plan and its determinations pursuant to the Plan will be final and binding on all parties claiming an interest under the Plan. The Plan was adopted by the Board of Directors on July 15, 1998. The Plan will become effective in connection with the closing of the Offering. The term of the Plan is unlimited; however, no incentive stock options may be granted under the Plan on or after July 1, 2008.

     Directors who are not employees of the Company, including the initial non-employee directors of the Company who will become directors immediately after the closing of the Offering, will receive on initial election to the board a number of stock options such that the fair market value of the underlying Common Stock on the day of the grant is $100,000. Based upon the initial public
offering price of $         per share, each initial non-employee director will
receive options to purchase          shares of the Common Stock. These options
will have a term of 10 years and will be immediately exercisable.

     The option exercise price for incentive stock options granted under the Plan may not be less than 100% of the fair market value of the Common Stock on the date of grant of the option. Options may be exercised up to 10 years after grant, except as otherwise provided in the particular option agreement. Payment for shares purchased under the Plan may be made in cash, cash equivalents or through tender to the Company of shares of the Common Stock provided that certain requirements are satisfied. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, however, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of an incentive stock option must not exceed five years.

     The Plan also authorizes the grant of stock appreciation rights whereby the grantee of such a right may receive payment from the Company of an amount equal to the excess of the fair market value of the shares of the Common Stock subject to the right on the date the right is exercised over the exercise price of such right. A particular award agreement may permit payment by the Company either in shares of the Common Stock, cash or a combination thereof.

     Options granted under the Plan are generally not transferable except that non-qualified options may, in certain circumstances, be transferred to family members of the grantee. If any optionee's employment with the Company or a service provider terminates by reason of death, options will fully vest and may be exercised within one year after such death. If the optionee's employment terminates by reason of disability, options will continue to vest and shall be exercisable to the extent vested for a period of one year after the termination of employment. If the optionee's employment terminates for any other reason, options not vested will terminate and vested options held by such optionee will terminate 90 days after such termination.

     The Plan authorizes the grant also of restricted stock or restricted stock units, which are rights to receive shares of the Common Stock in the future. Both the restricted stock and restricted stock units will be subject to restrictions and risk of forfeiture. Such restrictions may include not only a period of time of further employment or service to the Company or a service provider but the satisfaction of individual or corporate performance objectives. Performance objectives may include, among others, the trading price of the shares of the Common Stock, market share, sales, revenue growth, cost reduction, earnings per share, and return on equity. Unless the particular award agreement states otherwise, the holders of restricted stock shall have the right to vote such shares of the Common Stock and the right to receive any dividends declared and paid with respect to such stock, but the holders of restricted stock units shall have no such rights.

     If the grantee's employment with the Company or a service provider terminates by reason of death, all restricted stock and restricted stock units granted under the Plan shall fully vest. If the grantee's employment terminates by reason of disability, the grantee's restricted stock or restricted stock units shall continue to vest for a period of one year. If the grantee's employment is terminated for any other reason, the restricted stock or unrestricted stock units shall be forfeited.

     In the event of the dissolution or liquidation of the Company or upon a merger, consolidation, or reorganization of the Company in which the Company is not the surviving entity, or upon a sale of substantially all of the assets of the Company or upon any transaction (including one in which the Company is the surviving entity) that results in any person or entity owning 50% or more of the combined voting power of all classes of securities of the Company, outstanding restricted stock and restricted stock units shall vest and all options and stock appreciation rights become immediately exercisable 15 days prior to the consummation of a change in control, for a period of 15 days, unless provision is made in writing in connection with such transaction for the continuation of the Plan or the assumption or substitution of such options, restricted stock and restricted stock units.

     The Board of Directors may amend, suspend or terminate the Plan with respect to the shares of the Common Stock as to which grants have not been made. However, the Company's stockholders must approve any amendment that would cause the Plan not to comply with the Code.

     It is anticipated that the Board of Directors will grant options to certain executive officers under the Plan before the closing of the Offering.

EMPLOYEE STOCK OWNERSHIP PLAN

     In 1989, the Company adopted the ESOP, a tax-qualified employee stock ownership plan and trust for the benefit of current and former employees of the Company who satisfy certain requirements. On October 2, 1989, the newly-formed ESOP purchased 1,222,830 shares of the Company's common stock at a price of $12.27 per share, or $15.0 million in the aggregate, giving effect to the Recapitalization. A second ESOP transaction took place on March 9, 1994, when the ESOP purchased an additional 2,231,415 shares of the Company's outstanding common stock at a price of $8.07 per share, or $18.0 million in total, giving effect to the Recapitalization. Both ESOP transactions were financed by back-to-back loans pursuant to which the Company borrowed and then relent to the ESOP the necessary funds. The ESOP has received the funds needed to service these loans through contributions by the Company and dividends paid on the shares of Company stock owned by the ESOP. As of June 30, 1998, the 1989 ESOP indebtedness had been repaid in full; an unpaid principal balance of $12.2 million remained with respect to the 1994 ESOP loan.

     As of December 31, 1997, there were 251 participants in the ESOP, and the ESOP owned 3,454,245 shares of the Company's Common Stock, giving effect to the Recapitalization. Of these shares, 1,995,570 were allocated to participants' accounts. The remainder were unallocated, held in a suspense account securing the ESOP's debt. The ESOP trustee, presently Marine Midland Bank, generally has discretion as to the manner in which shares of the Company's stock held by the ESOP are to be voted. However, each participant in the ESOP has the right to direct the trustee as to the exercise of voting rights attributable to the shares of Company stock allocated to his or her account with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution or sale of substantially all assets of a trade or business. The trustee has discretion with respect to the voting of allocated shares as to which the trustee does not receive timely instructions. The Company has indemnified Marine Midland Bank (and its employees and agents) against any loss that may arise from actions taken, or omitted to be taken, by Marine Midland Bank (or its employees or agents) as trustee, except to the extent that such loss is finally determined to have resulted from the gross negligence or willful misconduct of an indemnitee.

     The ESOP provides for the distribution to each participant of the shares of Company stock allocated to his or her account or cash equal to the fair market value of those shares following the termination of his or her employment with the Company (subject to, inter alia, certain vesting provisions in the case of a participant who terminates his or her employment after fewer than five years of service for a reason other than death, total and permanent disability or attainment of age 65). In general, the distribution of shares allocated to a participant's account will commence within one year after (i) the close of the plan year in which the participant separates from service on account of death, total and permanent disability or attainment of normal retirement age or (ii) the close of the fifth plan year following the end of the plan year during which the participant separates from service for any other reason. For purposes of these distribution rules, shares of stock acquired with an ESOP loan are not treated as part of a terminated participant's account until that loan has been repaid. Prior to this Offering, participants receiving shares of Company stock from the ESOP had the right to 'put' those shares to the Company. That put right applies only as to shares that are not readily tradable on an established market, and it should therefore generally cease to apply following the Offering to shares that are subject to an exemption from registration requirements under the Securities Act. Participants who are age 55 or older and have completed at least ten years of participation in the ESOP also have the right to direct that a portion of their accounts be invested in investments other than Company stock.

     In connection with the Offering, the ESOP trustee intends to sell shares of the Common Stock owned by the ESOP, giving effect to the Recapitalization, with a proposed maximum aggregate offering price of $ and to utilize the proceeds to pay the outstanding balance, accrued interest and prepayment charges on the ESOP Debt of approximately $13.2 million. The Company does not anticipate making future contributions to the ESOP once these payments are made.

                              CERTAIN TRANSACTIONS

     Prior to June, 1998, Gerald S. J. Cassidy and James P. Fabiani were partners in a partnership which owned a townhouse which was rented by Martin A. Russo, Vice Chairman and Chief Operating Officer of C&A. Mr. Russo paid the monthly rental of approximately $6,000 and was reimbursed by the Company.

     Mr. Fant and Mr. Hendrick have approximately an aggregate 30.0% interest in Galway Partners, L.L.C. which engages in merchant banking, investment banking and related financial services. The Company has made loans to Galway Partners, L.L.C. every month to meet operating and other expenses. Galway Partners, L.L.C. will receive 2.0% of the gross proceeds from the Offering (estimated at $920,000) as a financial advisory fee. Galway Partners, L.L.C. will pay the legal and accounting fees of the Offering from such payment. The board has authorized the officers of the Company to prepare and submit to the board for approval a plan to distribute the Company's approximately 43% ownership interest in Galway Partners, L.L.C., to its stockholders before the closing of the Offering.

     The ESOP Debt has, in certain limited circumstances, been guaranteed by Gerald S. J. Cassidy, James P. Fabiani and Joseph L. Powell. This debt is being repaid from the proceeds received by the ESOP in the Offering. See note 10 to the Company's consolidated financial statements. Mr. Cassidy has also guaranteed the repayment of the Company's lines of credit which will be repaid by the Company from the proceeds of the Offering. See note 9 to the Company's consolidated financial statements.

     In connection with the Company's acquisition of Boland & Madigan, FSR, PTC and B&A, the acquisition agreements provided for a payment of a portion of the purchase price in shares of the Common Stock based on the net income of each of the companies for specified fiscal years (the 'Earnout Payment'). Giving effect to the Recapitalization, the Company has reserved 1,557,450 shares of Common Stock for issuance in connection with the Earnout Payments for FSR and PTC. The Company has not reserved any shares of Common Stock in connection with the Earnout Payment for Boland & Madigan and B&A. In each acquisition, the Earnout Payment provides for the issuance of shares of the Common Stock for each of the first five years following the year of the acquisition. The Earnout Payment period is from 1995 to 1999 for Boland & Madigan, 1996 to 2000 for FSR, 1997 to 2001 for PTC and 1998 to 2002 for B&A.

     In general, the formula for calculating the Earnout Payment is based on the net income for each of the companies and adjusted by prior payments under the applicable agreement. The annual net income of each company is multiplied by five and further multiplied by 60% (this percentage factor increases by 10% each year to reach 100% in the fifth year of the Earnout Payment period). The result is reduced by $500,000 and by any prior Earnout Payment. This total is then divided by the fair market value per share of the Common Stock to arrive at the number of shares to be issued to the companies' principals. The per share value is subject to change each year as a result of increases or decreases in the fair market value of each share. For years subsequent to the first year, the annual net income is determined in each case based on a formula using the average annual net income of up to three years within the five-year Earnout Payment period. Boland & Madigan received Earnout Payments in shares of Common Stock valued at approximately $753,000, $751,000 and $1,365,000 in 1997, 1996 and
1995, respectively. FSR, PTC and B&A have not received any Earnout Payments, as a result of the application of the Earnout Payment formula calculation.

     The Company has obtained key-man life insurance on nine of its executives and one consultant. Business units of the Company are the beneficiaries of these policies. The policy covering Mr. Cassidy provides a death benefit of $13.0 million and the beneficiary is C&A. The ESOP Debt covenants require the Company to retain $2.0 million of any death benefit payable on Mr. Cassidy's policy, and the Company has entered into an agreement with Mr. Cassidy to use the remaining benefit to redeem shares of Common Stock owned by Mr. Cassidy's estate.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information, as of June 30, 1998, concerning the beneficial ownership of the Company's Common Stock, giving effect to the Recapitalization and as adjusted to reflect the Offering: (i) by each person (or group of affiliated persons) who is known by the Company to beneficially own more than 5% of the Common Stock; (ii) by the Selling Stockholders; (iii) by each of the directors and Named Executive Officers; and
(iv) by all directors and executive officers of the Company as a group. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of the Common Stock shown as beneficially owned by them. See 'Management--Director Compensation' regarding options granted to certain directors in connection with the Offering. See 'Management--Executive Compensation' and 'Management--Compensation Plans--1998 Stock Option and Incentive Plan' for options granted to certain executive officers in connection with the Offering. Four of the Named Executives have rights to receive shares of the Common Stock pursuant to the terms and conditions of the Deferred Plan. See 'Management-- Compensation Plans--Deferred Stock Compensation Plan.'

     After completion of the Offering, the directors and executive officers of
the Company will beneficially own in the aggregate approximately          % of
the outstanding Common Stock. In the event the Underwriters' over-allotment option is exercised in full, those persons will own in the aggregate
approximately          % of the outstanding Common Stock. An additional
         % will be held in the ESOP. As a result, such persons, excluding the ESOP, if they act together, are expected to be the largest group of Company stockholders, and, as such, will have a significant impact on the election of the Company's directors and on the implementation of business strategies. See 'Risk Factors--Risks Related to the Company--Control By Existing Stockholders; Potential Anti-Takeover Provisions.'

                                                              AMOUNT AND     PERCENT OF COMMON
                                                              NATURE OF      STOCK OUTSTANDING      PERCENT OF COMMON
                                                              BENEFICIAL        BEFORE THE          STOCK OUTSTANDING
                 NAME OF BENEFICIAL OWNER                    OWNERSHIP(1)        OFFERING         AFTER THE OFFERING(2)
----------------------------------------------------------   ------------    -----------------    ---------------------
ESOP(3)...................................................     3,381,855            38.0%                   __%
Gerald S. J. Cassidy(4)...................................     2,385,750            26.8                    __%
James P. Fabiani(5)(6)....................................       724,815             8.1                    __%
Lester G. Fant III(5)(7)..................................       458,085             5.1                    __%
John T. Hendrick(5).......................................        75,000          *                         __%
Martin A. Russo(5)........................................       182,175             2.0                    __%
All directors and executive officers as a group
  (11 Persons)(5)(8)......................................     4,580,130            51.4                    __%

------------------
*Less than one percent.
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Common Stock if such person has or shares voting power or investment power with respect to such shares, or has the right to acquire beneficial ownership at any time within 60 days from June 30, 1998. As used herein, 'voting power' is the power to vote or direct the voting of shares, and 'investment power' is the power to dispose or direct the disposition of shares.
(2) Assumes no exercise of the over-allotment option.
(3) The ESOP is offering          shares in the Offering. The address of the
    ESOP is c/o G. Cassidy and Associates, Inc., 700 Thirteenth Street, N.W., Suite 400, Washington, DC 20005.
(4) Includes 1,583,850 shares held of record by Gerald S. J. Cassidy Trust, a revocable trust, of which Mr. Cassidy is the trustee. Mr. Cassidy is
    offering          shares in the Offering, but only in connection with the
    over-allotment option. If the over-allotment option is not exercised, he will sell no shares in the Offering and will continue to beneficially own
    2,385,750 shares or     % of the total outstanding shares of Common Stock
    after the Offering. If the over-allotment option is exercised in full, he
    will beneficially own          shares or          % of the total outstanding
    shares of the Common Stock after the Offering. Mr. Cassidy's address is 700 Thirteenth Street, N.W., Suite 400, Washington, DC 20005-3960.
(5) See 'Management--Compensation Plans--Deferred Stock Compensation Plan' for a description of the terms and conditions upon which Common Stock will be transferred to Messrs. Fabiani, Fant, Hendrick, Russo and other executive officers in the future.
(6) Mr. Fabiani's address is 700 Thirteenth Street, N.W., Suite 400, Washington, DC 20005.
(7) Mr. Fant's address is 700 Thirteenth Street, N.W., Suite 1160, Washington, D.C. 20005.
(8) Does not include options for        shares of the Common Stock guaranteed
    under the Plan. See 'Management--Compensation Plans--1998 Stock Option and Incentive Plan.'

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     On the effectiveness of the Recapitalization in connection with the Offering, the Company's authorized capital stock will consist of 50,000,000 shares of the Common Stock and 5,000,000 shares of preferred stock, par value $1.00 per share (the 'Preferred Stock'). At June 30, 1998, and giving effect to the Recapitalization, there were 8,910,840 shares of the Common Stock outstanding held of record by 67 stockholders and no shares of Preferred Stock outstanding.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, its Bylaws and by the provisions of applicable law. Copies of the Certificate of Incorporation and Bylaws, giving effect to the Recapitalization, are included as exhibits to the registration statement of which this Prospectus is a part.

COMMON STOCK

     Each holder of the Common Stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. The Certificate of Incorporation does not provide for cumulative voting, and, accordingly, the holders of a plurality of the shares of the Common Stock entitled to vote in any election of directors may elect all of the directors. The Certificate of Incorporation provides that in the event of any liquidation, dissolution or winding up of the Company, after there is paid to or set aside for the holders of any class of stock having preference over the Common Stock the full amount to which such holders are entitled, then the holders of the Common Stock shall be entitled, after payment or provision for payment of all debts and liabilities of the Company, to receive the remaining assets of the Company available for distribution, in cash or in kind. The holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, privileges, preferences and priorities of holders of the Common Stock will be subject to the rights of the holders of any shares of any series of the Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

     The Certificate of Incorporation provides that the Board of Directors is authorized to issue the Preferred Stock in series and to fix and state the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such action may be taken by the Board of Directors without stockholder approval. Under the Certificate of Incorporation, each share of each series of the Preferred Stock is to have the same relative rights as, and be identical in all respects with, all other shares of the same series. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of the Preferred Stock, among other things, could adversely affect the voting power of the holders of the Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of the Company. There will be no shares of the Preferred Stock outstanding upon completion of the Offering, and the Company has no present plan to issue shares of the Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  Limitations of Director Liability

     Section 102(b)(7) of the Delaware General Corporation Law ('DGCL') authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b)(7) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors to the Company or its stockholders to the fullest extent permitted by Section 102(b)(7). Specifically, directors of the Company are not personally liable for monetary damages to the Company or its stockholders for breach of the directors' fiduciary duty as a director, except for liability: (a) for any breach of the directors' duty of loyalty to the Company or its stockholders; (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (d) for any transaction from which the directors derived an improper personal benefit.

INDEMNIFICATION

     To the maximum extent permitted by law, the Certificate of Incorporation and the Bylaws provide for mandatory indemnification of directors and officers of the Company against any expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims. The Company is in the process of applying for directors' and officers' liability insurance.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Certificate of Incorporation and the Bylaws contain, among other certain provisions described below that may reduce the likelihood of a change in the Board of Directors or voting control of the Company without the consent of the Board of Directors. These provisions could have the effect of discouraging, delaying, or preventing tender offers or takeover attempts that some, or a majority, of the stockholders might consider to be in the stockholders' best interest, including offers or take-over attempts that might result in a premium over the market price for the Common Stock.

  Classification of Board of Directors

     The Board of Directors is divided into three classes of directors, with each class consisting of three directors. The term of office of the first class of directors will expire at the 1999 annual meeting of stockholders; the term of the second class of directors will expire at the 2000 annual meeting of stockholders; and the term of the third class of directors will expire at the 2001 annual meeting of stockholders. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term, and the directors in the other two classes will continue in office. The stockholders have no right to cumulative voting for the election of directors. The holders of a plurality of the shares of the Common Stock will have the ability to elect all of the successors to the class of directors whose term expires at that meeting.

  Filling Board Vacancies; Removal

     Any vacancy occurring on the Board of Directors, including any vacancy created by an increase in the number of directors, may be filled for the unexpired term by the concurring vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office until such director's successor shall have been elected and qualified. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote at an election of directors. 'Cause' is defined to mean (i) conduct, whether or not as a director of the Company or any subsidiary, involving willful material misconduct, breach of material fiduciary duty involving personal profit, or gross negligence as to material duties or (ii) conduct, whether or not as a director of the Company or any subsidiary, involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law.

  Stockholder Action by Unanimous Written Consent

     Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

  Call of Special Meetings

     Special meetings of stockholders may be called at any time by the Board of Directors or the Chairman of the Board. Special meetings may not be called by the Company's stockholders.

  Stockholder Nominations and Proposals

     With certain exceptions, the Certificate of Incorporation and Bylaws require that stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders notify the Company's secretary in writing no earlier than 120 days and no later than 90 days prior to the date of the meeting and state the identity of the stockholder and the number of shares owned directly or indirectly by such stockholder.

  Bylaw Amendments

     The stockholders may amend the Bylaws by the affirmative vote of the holders of at least a majority of the outstanding shares of the Common Stock of the Company. Directors also may amend the Bylaws by an affirmative vote of at least a majority of the directors then in office.

  Certificate of Incorporation Amendments

     Except as set forth in the Certificate of Incorporation or as otherwise specifically required by law, no amendment of any provision of the Certificate of Incorporation shall be made unless such amendment has been first proposed by the Board of Directors upon the affirmative vote of at least two-thirds of the directors then in office and thereafter approved by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock entitled to vote thereon; provided however, if such amendment is to the provisions in the Certificate of Incorporation relating to the authorized number of shares of the Preferred Stock or the Common Stock, board authority to issue the Preferred Stock, number and classes of directors, nomination and removal of directors, the limitations on directors' liability, amendment of Bylaws, or consent of stockholder in lieu of meetings, such amendment must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote thereon.

  Certain Statutory Provisions

     The Company is subject to section 203 of the DGCL, which provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the DGCL (an 'Interested Stockholder'), but less than 85% of such shares, may not engage in certain 'Business Combinations' with such corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Section 203 defines the term 'Business Combination' to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or a transaction in which the Interested Stockholder receives certain other benefits.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is to be selected by the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have          shares of
the Common Stock outstanding (assuming no exercise of the Underwriters'
over-allotment option). Of these shares, the          shares of the Common Stock
sold in the Offering will be freely transferable and tradable without restriction or further registration under the Securities Act except for any shares purchased by any 'affiliate', as defined below, of the Company which will be subject to the resale limitations of Rule 144. All the remaining shares of the Common Stock held by existing stockholders are 'restricted' securities within the meaning of Rule 144 and may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from registration, including Rule 144.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned shares for at least one year, including an 'affiliate', is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of the Common Stock or the average weekly trading volume in the shares of the Common Stock during the four calendar weeks preceding the filing of the required notice of such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of the Company during the three months preceding a sale, and who has beneficially owned shares within the definition of 'restricted securities' under Rule 144 for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, notice requirements or public information requirements of Rule 144. Affiliates continue to be subject to such limitations. As defined in Rule 144, an 'affiliate' of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

     Upon completion of the Offering, up to          shares of the Common Stock,
which are beneficially held by the existing stockholders of the Company, may be eligible for sale under Rule 144. The Company, each Selling Stockholder and each other existing stockholder of the Company has agreed that it or they will not, without the prior written consent of FBR, directly or indirectly, offer, pledge, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell, dispose of, make any short sale of, loan or grant any rights with respect to any shares of the Common Stock, any options or warrants to purchase any shares of the Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of the Common Stock, or enter into any swap or other arrangement to transfer, in whole or in part, any of the economic consequences of ownership of Common Stock, until the first anniversary of the closing of the Offering, except that (i) the Company may grant additional options and issue additional stock to its existing equity holders or under its stock plans and repurchase shares thereunder, and (ii) the ESOP may distribute shares of Common Stock pursuant to the provisions of the ESOP plan documents and the distributees who are not currently stockholders may sell such shares unless they have agreed otherwise.

     No prediction can be made as to the effect, if any, that future sales of the Common Stock, or the availability of shares of the Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial numbers of shares of the Common Stock, pursuant to a registration statement, Rule 144 or otherwise, or the perception that such sales may occur, could adversely affect the prevailing market price of the Common Stock.

     The Company has reserved 1,900,000 shares of the Common Stock for issuance upon the exercise of options outstanding or to be granted pursuant to the Plan.
As of the date hereof, options to purchase          shares of the Common Stock
were outstanding and unexercised. See 'Management--Compensation Plans--1998 Stock Option and Incentive Plan.' The Company has also established a Deferred Plan and will issue 3,600,000 shares of Common Stock to the trust established under such plan in connection with the closing of the Offering. Five executive officers of the Company have rights to receive stock under the Deferred Plan. See 'Management-- Compensation Plans--Deferred Stock Compensation Plan.'

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among the Company, the Selling Stockholders and the Underwriters (the 'Underwriting Agreement'), the Underwriters named below, through their Representative, Friedman, Billings, Ramsey & Co., Inc. (the 'Representative' or 'FBR'), have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of the Common Stock:

                                                                                                       NUMBER OF
UNDERWRITER                                                                                              SHARES
----------------------------------------------------------------------------------------------------   ----------
Friedman, Billings, Ramsey & Co., Inc...............................................................

     Total:.........................................................................................

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including, among other things, the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of the Common Stock offered hereby if any of such shares are purchased. The offering of the Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Underwriters propose initially to offer the shares of the Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $         per share. The Underwriters may allow and
such dealers may re-allow a concession not in excess of $         per share to
certain other dealers. After the initial public offering of the Common Stock, the offering price and other selling terms may be changed by the Underwriters.

     Mr. Cassidy, the Chairman and Chief Executive Officer of the Company, has granted to the Underwriters an over-allotment option, exercisable no later than
30 days after the date of this Prospectus, to purchase up to          additional
shares of the Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent the Underwriters exercise such over-allotment option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of the additional shares of the Common Stock proportionate to such underwriter's initial commitment. Mr. Cassidy will be obligated, pursuant to such over-allotment option, to sell shares to the Underwriters to the extent the over-allotment option is exercised. The Underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representative. Among the factors to be considered in determining the initial public offering price are prevailing market conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the industry in which the Company competes, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors. There can, however, be no assurance that the price at which the shares of the Common Stock will sell in the public market after the Offering will not be lower than the price at which they are sold by the Underwriters.

     For a period of two years from the date of this Prospectus, the Company has granted FBR the right to provide all advisory and/or investment banking services to the Company (the 'Right of First Refusal'). If FBR declines or fails to exercise the Right of First Refusal within 15 days after notice from the Company that the Company requires such services, the Company will have the right to retain any other person on terms and conditions that are not materially more favorable than those declined by FBR. In such an event, FBR would retain the Right of First Refusal with respect to future transactions.

     The Representative has informed the Company that the Underwriters do not intend to confirm sales of shares of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     Until the distribution of the Common Stock is completed, the rules of the SEC may limit the ability of the Underwriters and certain selling group members to bid for or purchase the Common Stock. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of shares of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of shares of the Common Stock.

     If the Underwriters create a short position in shares of the Common Stock in connection with the Offering, i.e., if they sell more shares of the Common Stock than are set forth on the cover page of this Prospectus, the Representative may reduce that short position by purchasing shares of the Common Stock in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of the Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of shares of the Common Stock, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold such shares of the Common Stock as part of the Offering.

     In general, purchases of securities for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company will pay all expenses, other than underwriting discounts and expenses, incident to the Offering and sale of the Common Stock by the Selling Stockholders, including the fees, if any, of counsel and other advisors for the Selling Stockholders.

     The Company, each Selling Stockholder and each other existing stockholder of the Company has agreed that it or they will not, without the prior written consent of FBR, directly or indirectly, offer, pledge, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell, dispose of, make any short sale of, loan or grant any rights with respect to any shares of the Common Stock, any options or warrants to purchase any shares of the Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of the Common Stock, or enter into any swap or other arrangement to transfer, in whole or in part, any of the economic consequences of ownership of Common Stock, until the first anniversary of the closing of the Offering, except that (i) the Company may grant additional options and issue additional stock to its existing equity holders or under its stock plans and repurchase shares thereunder, and (ii) the ESOP may distribute shares of Common Stock pursuant to the provisions of the ESOP plan documents and the distributees who are not currently stockholders may sell such shares unless they have agreed otherwise.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C., and for the Underwriters by Gibson, Dunn & Crutcher LLP, Washington, D.C.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and for each of the three years in the period ended December 31, 1997 and the financial statements of PTC as of December 31, 1997 and 1996 and for the year ended December 31, 1997 and for the period from January 19, 1996 (Inception) to December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent public accountants, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the SEC a registration statement (herein, together with all amendments, exhibits and schedules thereto, referred to as the 'Registration Statement') under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement.

     As a result of the Offering, the Company will become subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended and in accordance therewith, will file reports and other information with the SEC. The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants. The Registration Statement, including the exhibits and schedules thereto, and reports and other information filed by the Company with the SEC can be inspected without charge and copied, upon payment of prescribed rates, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and via the SEC's address on the World Wide Web at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                         PAGE
                                                                                                     ------------
THE CASSIDY COMPANIES, INC.
Consolidated Financial Statements:
Report of Ernst & Young LLP, Independent Auditors.................................................            F-2
Consolidated Balance Sheets as of June 30, 1998 (Unaudited) and December 31, 1997 and 1996........            F-3
Consolidated Statements of Operations for the Six Months Ended June 30, 1998 and 1997 (Unaudited)
  and the Years Ended December 31, 1997, 1996, and 1995...........................................            F-4
Consolidated Statements of Changes in Stockholders' Deficit for the Six Months Ended June 30, 1998
  (Unaudited) and the Years Ended December 31, 1997, 1996, and 1995...............................            F-5
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1998 and 1997 (Unaudited)
  and the Years Ended December 31, 1997, 1996, and 1995...........................................            F-6
Notes to Consolidated Financial Statements........................................................    F-7 to F-22

PICKHOLZ, TWEEDY, COWAN, LLC
Financial Statements:
Report of Ernst & Young LLP, Independent Auditors.................................................           F-23
Balance Sheets as of December 31, 1997 and 1996...................................................           F-24
Statements of Operations for the Year Ended December 31,1997 and the Period from January 19, 1996
  (inception) to December 31, 1996................................................................           F-25
Statements of Member's Equity for the Year Ended December 31, 1997 and the Period from January 19,
  1996 (inception) to December 31, 1996...........................................................           F-26
Statements of Cash Flows for the Year Ended December 31, 1997 and the Period from January 19, 1996
  (inception) to December 31, 1996................................................................           F-27
Notes to Financial Statements.....................................................................   F-28 to F-31

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
The Cassidy Companies, Inc.

We have audited the accompanying consolidated balance sheets of The Cassidy Companies, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Cassidy Companies, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                     /s/ Ernst & Young LLC


Washington, DC
March 22, 1998, except for
  Notes 18 and 19 as to which
  the date is July 15, 1998

                          THE CASSIDY COMPANIES, INC.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                                    DECEMBER 31,
                                                                                                 ------------------
                                                                                                  1997       1996
                                                                                   JUNE 30,      -------    -------
                                                                                     1998
                                                                                  -----------
                                                                                  (UNAUDITED)

                                    ASSETS
Current assets:
  Cash.........................................................................     $   737      $   117    $ 1,244
  Accounts receivable, net.....................................................       9,491        7,412      5,586
  Advances to affiliates.......................................................       1,175          411        354
  Other current assets.........................................................         472          374        733
                                                                                  -----------    -------    -------
Total current assets...........................................................      11,875        8,314      7,917
Property and equipment, net....................................................       2,201        2,206      1,581
Goodwill, net..................................................................       3,884        3,614      3,367
Other assets...................................................................         386          415        471
Net assets of discontinued operations..........................................       1,612        3,103        862
                                                                                  -----------    -------    -------
Total assets...................................................................     $19,958      $17,652    $14,198
                                                                                  -----------    -------    -------
                                                                                  -----------    -------    -------

                     LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable and accrued expenses........................................     $ 4,826      $ 5,916    $ 3,114
  Current portion of long-term debt............................................       3,565        3,565      3,318
  Current portion of deferred rent obligation..................................         332          332        388
  Notes payable................................................................       5,650        1,150      2,225
  Deferred income..............................................................       3,311        3,739      3,309
                                                                                  -----------    -------    -------
Total current liabilities......................................................      17,684       14,702     12,354
Long-term debt, less current portion...........................................       8,671       10,424     13,989
Deferred rent obligation, less current portion.................................       2,400        2,474      2,788
Stockholders' deficit:
Preferred stock, $1.00 par value; 5,000,000 shares authorized..................          --           --         --
Common stock, $0.01 par value 50,000,000 shares authorized:
  Class A, 28,350 shares issued and outstanding at June 30, 1998 and December
     31, 1997 and 1996, respectively...........................................           1            1          1
  Class B, 5,500,635, 5,422,020 and 4,444,755 shares issued and outstanding at
     June 30, 1998 and December 31, 1997 and 1996, respectively................          55           54         44
  Class B, 1,557,450 shares issued and held in escrow (Note 7) at June 30, 1998
     and December 31, 1997 and 1996, respectively..............................          --           --         --
  Class C, 3,454,245 shares issued; 2,201,190, 1,995,570 and 1,629,345 shares outstanding at June 30, 1998 and December 31, 1997 and 1996,
     respectively..............................................................          35           35         35
Additional paid-in capital.....................................................      26,910       26,553     25,273
Accumulated deficit............................................................     (24,932)     (24,066)   (24,779)
Unearned ESOP shares...........................................................     (10,108)     (11,767)   (15,043)
Less:
  Class C common stock held in treasury at cost; 72,390, 72,390, and 41,460
     shares at June 30, 1998 and December 31, 1997 and 1996, respectively......        (758)        (758)      (464)
                                                                                  -----------    -------    -------
Total liabilities and stockholders' deficit....................................     $19,958      $17,652    $14,198
                                                                                  -----------    -------    -------
                                                                                  -----------    -------    -------

                             See accompanying notes

                          THE CASSIDY COMPANIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                          SIX MONTHS ENDED
                                                              JUNE 30,              YEAR ENDED DECEMBER 31,
                                                        --------------------    --------------------------------
                                                          1998        1997        1997        1996        1995
                                                        --------    --------    --------    --------    --------
                                                            (UNAUDITED)
Revenues:
  Government relations group.........................   $ 13,539    $ 12,207    $ 26,384    $ 23,007    $ 23,891
  Public affairs and opinion research group..........      8,624       7,157      14,661      13,450      12,383
                                                        --------    --------    --------    --------    --------
Total revenues.......................................     22,163      19,364      41,045      36,457      36,274
Operating expenses:
Non-stock compensation:
  Government relations group.........................      6,543       6,022      12,105      11,789      12,071
  Public affairs and opinion research group..........      5,343       4,384       8,924       8,376       7,141
                                                        --------    --------    --------    --------    --------
Total non-stock compensation to employees............     11,886      10,406      21,029      20,165      19,212
Consulting expense...................................      1,268       1,252       2,851       3,122       3,210
General and administrative expense...................      5,039       4,470       9,248       9,095       9,031
ESOP stock compensation expense......................      1,139         936       1,878       1,218       1,195
Compensation element of common stock and option
  issuances..........................................         --          --          --       1,313       1,277
                                                        --------    --------    --------    --------    --------
Total operating expenses.............................     19,332      17,064      35,006      34,913      33,925
Income from operations...............................      2,831       2,300       6,039       1,544       2,349
Equity in losses of affiliates.......................         --          --          --          --        (238)
ESOP interest expense................................       (529)       (691)     (1,294)     (1,655)     (1,837)
Other interest expense...............................       (189)       (172)       (328)       (121)        (82)
                                                        --------    --------    --------    --------    --------
Income (loss) from continuing operations before
  income taxes.......................................      2,113       1,437       4,417        (232)        192
Income tax (provision) benefit.......................       (431)       (359)     (1,094)        (17)     (1,298)
                                                        --------    --------    --------    --------    --------
Income (loss) from continuing operations.............      1,682       1,078       3,323        (249)     (1,106)
Loss from discountinued operations, net of tax.......     (2,548)     (1,133)     (2,610)     (1,525)     (1,238)
                                                        --------    --------    --------    --------    --------
Net income (loss)....................................   $   (866)   $    (55)   $    713    ($ 1,774)   ($ 2,344)
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Earnings per Common Share:
Income (loss) from continuing operations.............   $   0.22    $   0.16    $   0.51    $  (0.04)   $  (0.25)
Loss from discontinued operations....................      (0.34)      (0.17)      (0.40)      (0.28)      (0.27)
                                                        --------    --------    --------    --------    --------
Net income (loss) per common share...................   $  (0.12)   $  (0.01)   $   0.11    $  (0.32)   $  (0.52)
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Earnings per Common Share--Assuming Dilution:
Income (loss) from continuing operations.............   $   0.20    $   0.14    $   0.43    $  (0.04)   $  (0.25)
Loss from discontinued operations....................      (0.30)      (0.15)      (0.34)      (0.28)      (0.27)
                                                        --------    --------    --------    --------    --------
Net income (loss) per common share -assuming
  dilution...........................................   $  (0.10)   $  (0.01)   $   0.09    $  (0.32)   $  (0.52)
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Weighted average common shares (in thousands)........      7,525       6,489       6,534       5,503       4,490
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Weighted average common shares--assuming dilution (in
  thousands).........................................      8,595       7,559       7,604       5,503       4,490
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------

                            See accompanying notes.

                          THE CASSIDY COMPANIES, INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
           FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 AND
                 THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                          CLASS    CLASS    CLASS
                                            A        B        C      ADDITIONAL                 UNEARNED
                                          COMMON   COMMON   COMMON    PAID-IN     ACCUMULATED     ESOP     TREASURY
                                          STOCK    STOCK    STOCK     CAPITAL       DEFICIT      SHARES     STOCK
                                          ------   ------   ------   ----------   -----------   --------   --------
Balance, December 31, 1994.............    $ 51     $ 33     $ 35     $ 22,264     $ (19,615)   $(22,056)   $ (122)
Stock issuance in connection with
  acquisition..........................      --        2       --          998            --         --         --
Stock options grants for earnouts
  related to prior acquisition.........      --        2       --        1,435            --         --         --
Restricted stock issuances and option
  exercise.............................      --        3       --           (3)           --         --         --
ESOP compensation expense..............      --       --       --       (1,748)           --      3,798         --
Tax benefit from depreciation in value
  of ESOP shares released..............      --       --       --          528            --         --         --
ESOP dividends.........................      --       --       --           --          (733)        --         --
Compensation element of stock options
  granted..............................      --       --       --        1,277            --         --         --
Class C common stock purchased for
  treasury, 20,310 shares..............      --       --       --           --            --         --       (233)
Net loss...............................      --       --       --           --        (2,344)        --         --
                                          ------   ------   ------   ----------   -----------   --------   --------
Balance, December 31, 1995.............      51       40       35       24,751       (22,692)   (18,258 )     (355)
Stock options grants for earnouts
  related to prior acquisition.........      --        2       --          748            --         --         --
Restricted stock issuances and option
  exercise.............................      --        2       --           (2)           --         --         --
ESOP compensation expense..............      --       --       --       (1,635)           --      3,215         --
Tax benefit from depreciation in value
  of ESOP shares released..............      --       --       --           98            --         --         --
ESOP dividends.........................      --       --       --           --          (313)        --         --
Compensation element of stock options
  granted..............................      --       --       --        1,313            --         --         --
Class C common stock purchased for
  treasury, 11,235 shares..............      --       --       --           --            --         --       (109)
Net loss...............................      --       --       --           --        (1,774)        --         --
                                          ------   ------   ------   ----------   -----------   --------   --------
Balance, December 31, 1996.............      51       44       35       25,273       (24,779)   (15,043 )     (464)
Stock issuances in connection with
  acquisitions.........................      --        2       --        1,249            --         --         --
Stock options grants for earnouts
  related to prior acquisition.........      --        2       --          752            --         --         --
Restricted stock issuances.............      --        7       --           (7)           --         --         --
ESOP compensation expense..............      --       --       --       (1,186)           --      3,276          3
Tax benefit from depreciation in value
  of ESOP shares released..............      --       --       --          471            --         --         --
Stock forfeitures......................      --       (1)                    1            --         --         --
Class C common stock purchased for
  treasury, 30,930 shares..............      --       --       --           --            --         --       (297)
Net income.............................      --       --       --           --           713         --         --
                                          ------   ------   ------   ----------   -----------   --------   --------
Balance, December 31, 1997.............      51       54       35       26,553       (24,066)   (11,767 )     (758)
Stock issuances in connection with
  acquistions (unaudited)..............      --        1       --          499            --         --         --
ESOP compensation expense
  (unaudited)..........................      --       --       --         (319)           --      1,659         --
Tax benefit from depreciation in value
  of ESOP shares released..............      --       --       --          177            --         --         --
Net loss (unaudited)...................      --       --       --           --          (866)        --         --
                                          ------   ------   ------   ----------   -----------   --------   --------
Balance, June 30, 1998 (unaudited).....    $ 51     $ 55     $ 35     $ 26,910     $ (24,932)   $(10,108)   $ (758)
                                          ------   ------   ------   ----------   -----------   --------   --------
                                          ------   ------   ------   ----------   -----------   --------   --------

                            See accompanying notes.

                          THE CASSIDY COMPANIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                        SIX MONTHS
                                                                      ENDED JUNE 30,        YEARS ENDED DECEMBER 31,
                                                                    ------------------    -----------------------------
                                                                     1998       1997       1997       1996       1995
                                                                    -------    -------    -------    -------    -------
                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)................................................   $  (866)   $   (55)   $   713    $(1,774)   $(2,344)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Provision for loss on discontinued operations..................    (2,000)        --         --         --         --
  ESOP compensation expense......................................     1,340      1,048      2,090      1,580      2,050
  Compensation element of common stock and options granted.......        --         --         --      1,313      1,277
  Tax effect of ESOP compensation expense........................       177        235        471         98        528
  Increase (decrease) in accounts receivable allowance...........        (9)        76        293       (793)       943
  Depreciation...................................................       333        301        615        665        652
  Amortization...................................................       305        265        571        436        229
  Amortization of debt issuance costs included in interest
    expense......................................................        41         65         81        113        145
  Deferred rent..................................................       (73)      (201)      (370)      (388)      (378)
  Equity in losses of affiliates.................................        14        158        223        294        274
  Net loss (gain) on disposition of assets.......................        70          7          7          1          3
Changes in assets and liabilities:
  Accounts receivable............................................       159     (1,688)    (2,492)     1,331     (4,451)
  Other current assets...........................................       493         13        410       (530)     2,505
  Other assets...................................................        15         31       (205)      (132)      (217)
  Accounts payable & accrued expenses............................      (490)      (476)     2,180       (832)     2,387
  Deferred income................................................      (428)      (406)       431       (895)     1,249
                                                                    -------    -------    -------    -------    -------
Net cash provided by (used in) operating activities..............      (919)      (627)     5,018        487      4,852
                                                                    -------    -------    -------    -------    -------
INVESTING ACTIVITIES
Capital expenditures.............................................      (415)      (938)    (1,363)      (471)      (291)
Advances to affiliates (repayments)..............................      (793)       601        (57)       783       (164)
Investments in affiliates........................................        --         --        (35)      (371)    (1,483)
                                                                    -------    -------    -------    -------    -------
Net cash provided by (used in) investing activities..............    (1,208)      (337)    (1,455)       (59)    (1,938)
                                                                    -------    -------    -------    -------    -------
FINANCING ACTIVITIES
Repayment of debt................................................    (1,753)    (1,621)    (3,318)    (3,031)    (3,934)
Contributions and dividends paid to ESOP.........................    (2,282)    (2,312)    (4,720)    (4,797)    (5,432)
Payment of principal and interest received on ESOP loan..........     2,282      2,312      4,720      4,797      5,432
Line of credit borrowings (repayments), net......................     4,500      1,800     (1,075)     2,225         --
Purchase of treasury stock.......................................        --         --       (297)      (110)      (234)
                                                                    -------    -------    -------    -------    -------
Net cash provided by (used in) financing activities..............     2,747        179     (4,690)      (916)    (4,168)
                                                                    -------    -------    -------    -------    -------
Increase (decrease) in cash......................................       620       (785)    (1,127)      (488)    (1,254)
Cash at beginning of period......................................       117      1,244      1,244      1,732      2,986
                                                                    -------    -------    -------    -------    -------
Cash at end of period............................................   $   737    $   459    $   117    $ 1,244    $ 1,732
                                                                    -------    -------    -------    -------    -------
                                                                    -------    -------    -------    -------    -------
Supplemental disclosures of cash flow information:
  Interest paid..................................................   $   560    $ 1,021    $ 1,674    $ 1,884    $ 1,978
                                                                    -------    -------    -------    -------    -------
                                                                    -------    -------    -------    -------    -------
  Income taxes paid (recovered)..................................   $   688    $   190    $   474    $   153    $(1,907)
                                                                    -------    -------    -------    -------    -------
                                                                    -------    -------    -------    -------    -------

                            See accompanying notes.

                          THE CASSIDY COMPANIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

1. ORGANIZATION

     The Cassidy Companies, Inc. (the 'Company') is a leading provider of government relations services and a major provider of public affairs communications and opinion research services. The Company conducts its operations primarily through two operating groups, the Government Relations Group and the Public Affairs and Opinion Research Group.

     The Company has two wholly owned subsidiaries that comprise the Government Relations Group, G. Cassidy and Associates, Inc. ('C&A') and Boland & Madigan, Inc. These companies provide clients with expert representation and advocacy in the legislative and regulatory process.

     Three additional subsidiaries comprise the Public Affairs and Opinion Research Group. Powell Tate, A Cassidy Company ('PT') represents corporations and trade associations on diverse public affairs and public relations issues. Frederick Schneiders Research, Inc. ('FSR') is involved in public opinion research and strategic message planning. Bork & Associates ('B&A'), a litigation communications firm, was acquired in February 1998.

     In addition to the above, the Company has two additional subsidiaries and a division of PT, in various stages of disposition, that represent operations that have been discontinued. (See Note 18.) These discontinued operations include Pickholz Tweedy Cowan LLC, ('PTC') which is engaged in the direct marketing business; Strategic Response, A Cassidy Company ('SR') which designed constituency development campaigns for major corporations, trade associations, and nonprofit organizations; and Powell Tate-New York ('PTNY'), which is involved in public opinion consulting involving corporate financial issues.

     The Company's relationship with its clients is dependent on the continued employment of its key executives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Unaudited Financial Information

     The financial information presented as of any date other than December 31 has been prepared from the books and records of the Company without audit. In the opinion of management, the accompanying unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's consolidated financial position as of June 30, 1998, the results of its operations and its cash flows for the six months ended June 30, 1998 and 1997, and the changes in stockholders' deficit for the six months ended June 30, 1998. The results of operations presented for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

  Principles of Consolidation

     The accompanying consolidated financial statements of the Company include the accounts of its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Revenue Recognition

     The Company recognizes revenue based on contracted monthly, quarterly and other retainer periods starting in the month the contract begins. Certain contracts provide for billings based on hours incurred at specified rates. Revenues on these contracts are recognized as services are provided.

  Deferred Income

     Clients are sometimes billed a retainer fee in the month preceding the period of service and others remit payments in advance of the service period. Advance billings and advance payments are classified as deferred income and recognized as revenue as they are earned.

  Property and Equipment

     The Company computes depreciation and amortization using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the initial lease term or the useful life of the asset. Furniture, fixtures and computer hardware, computer software, and transportation equipment are depreciated over their estimated useful lives as follows:

Furniture, fixtures and computer hardware......................................   5 - 10 years
Computer software..............................................................   3 years
Leasehold improvements.........................................................   4 - 6 years
Transportation equipment.......................................................   4 years

  Advertising

     Advertising activity is expensed as incurred. Advertising expenses for the six-month periods ended June 30, 1998 and 1997 were $691 and $522, respectively, and for the years ended December 31, 1997, 1996, and 1995 were $1,129, $1,394, and $1,416, respectively.

  Income Taxes

     The Company computes deferred income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and income tax basis of assets and liabilities and are measured using the enacted tax rate in effect during the years in which the differences are expected to reverse.

  Earnings Per Share

     The Company's earnings per share calculations are based upon the weighted average of shares of common stock outstanding. The dilutive effect of stock options are excluded for purposes of calculating basic earnings per share. The Company excludes shares held in escrow and unearned ESOP shares from its computations of earnings per share as such shares are deemed to be held by the Company. In addition, in periods where the basic earnings per share is less than $0.00, the Company does not include any effects of the options to acquire Class B common shares as the inclusion of such securities would be anti-dilutive.

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Segment Reporting

     The Company has adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, 'Disclosures about Segments of an Enterprise and Related Information' ('Statement 131') which established standards for public business enterprises' reporting of certain information about operating segments in annual financial statements and requires those enterprises report selected information about operating segments in interim financial reports. Statement 131 also established standards for related disclosures about products and services, geographic areas, and major customers.

  Stock-Based Compensation

     The Company has adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' ('Statement 123'). Statement 123 allows companies to either account for stock-based compensation under the new provisions of Statement 123 or under the provisions of Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' ('APB 25'), but requires pro forma disclosures in the footnotes to the consolidated financial statements as if the measurement provisions of Statement 123 had been adopted. The Company intends to continue to account for its stock-based compensation in accordance with APB 25.

3. ACCOUNTS RECEIVABLE

     The Company provides an allowance for doubtful accounts for accounts receivable amounts deemed uncollectible as determined by management. Activity in the allowance for doubtful accounts was as follows:

                                                                       SIX MONTHS
                                                                         ENDED
                                                                        JUNE 30,        YEARS ENDED DECEMBER 31,
                                                                     --------------    ---------------------------
                                                                     1998     1997      1997      1996       1995
                                                                     -----    -----    ------    -------    ------
                                                                      (UNAUDITED)

Balance at beginning of period....................................   $ 593    $ 300    $  300    $ 1,093    $  150

Provision for losses charged to expense...........................     252      125     1,042        263       943

Charge-offs, net of recoveries....................................    (261)    (201)     (749)    (1,056)       --
                                                                     -----    -----    ------    -------    ------

Balance at end of period..........................................   $ 584    $ 224    $  593    $   300    $1,093
                                                                     -----    -----    ------    -------    ------
                                                                     -----    -----    ------    -------    ------

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                                                     DECEMBER 31,
                                                                                                  ------------------
                                                                                                   1997       1996
                                                                                    JUNE 30,      -------    -------
                                                                                      1998
                                                                                   -----------
                                                                                   (UNAUDITED)
Furniture, fixtures and computer hardware.......................................     $ 3,799      $ 4,103    $ 3,026
Computer software...............................................................         598          585        286
Leasehold improvements..........................................................         362          291        232
Transportation equipment........................................................          27           27         27
                                                                                   -----------    -------    -------
                                                                                       4,786        5,006      3,571
Less: accumulated depreciation..................................................      (2,585)      (2,800)    (1,990)
                                                                                   -----------    -------    -------
                                                                                     $ 2,201      $ 2,206    $ 1,581
                                                                                   -----------    -------    -------
                                                                                   -----------    -------    -------

     Depreciation expense for the six month periods ended June 30, 1998 and 1997 was $333 and $301, respectively, and for the years ended December 31, 1997, 1996 and 1995 was $615, $665, and $652, respectively.

5. OTHER ASSETS

     Included in other assets at December 31, 1997 were two notes receivable totaling $99 from related parties that bear interest at 8.0%. Included in other assets at December 31, 1996 is a $35 note receivable from a related party that bears interest at 8.0 % and was repaid in 1997.

6. INTANGIBLES

     Goodwill, which resulted from the Company's various acquisitions, is amortized on a straight line basis over estimated lives which vary from five to ten years. Substantially all goodwill amounts reflected by the Company were attributable to issuances of the Company's Class B Common Stock to the selling shareholders of the acquired businesses.

     Amortization expense for the six-month periods ended June 30, 1998 and 1997 was $305 and $265, respectively, and for the years ended December 31, 1997, 1996, and 1995 was $571, $436, and $229, respectively. Accumulated amortization as of June 30, 1998 and December 31, 1997 and 1996 was $1,035, $815, and $412,
respectively.

     Debt issuance costs, included in other assets in the accompanying financial statements totaled $1,239 as of June 30, 1998 and December 31, 1997 and 1996. Amortization expense, recognized as a component of interest expense under the effective interest method of accounting over the seven year term of the Company's long term debt was $41 and $65 for the six months ended June 30, 1998 and 1997, respectively and $81, $113, and $145 for the years ended December 31, 1997, 1996 and 1995, respectively, accumulated amortization of the debt issuance costs as of June 30, 1998 and December 31, 1997 and 1996 was $1,142, $1,102, and $1,020, respectively.

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

7. ACQUISITIONS

  Boland & Madigan, Inc.

     In December 1994, the Company entered into an agreement to acquire Boland & Madigan, Inc. in a transaction accounted for as a purchase. The Company acquired all of the outstanding common stock of Boland & Madigan, Inc. in exchange for 61,980 shares of the Company's Class B common stock in 1995. The Company's shares exchanged were then valued at approximately $500.

     In addition, in connection with this acquisition, the Company is required to pay additional consideration in the form of shares of Class B common stock, based on Boland & Madigan, Inc.'s net income as defined in the merger agreement, for each of the five years in the period ending December 31, 1999, to be determined at each year end date. The number of shares issued in payment of the additional consideration is determined on the date the shares are issued and released from escrow. Additional consideration paid under this arrangement approximated $754, $750, and $1,365 in 1997, 1996, and 1995, respectively.

     Additional consideration paid under this arrangement is recorded as goodwill and is amortized over the remaining amortization period. The excess of the consideration over the fair value of assets acquired is being amortized over a ten-year period through December 31, 2004.

  Frederick Schneiders Research, Inc.

     In December 1995, the Company entered into an agreement to acquire FSR in a transaction accounted for as a purchase. The Company acquired all of the outstanding common stock of FSR in exchange for 79,785 shares of Company's Class B common stock. The Company's shares exchanged were then valued at approximately $500.

     In connection with the FSR acquisition, Cassidy is required to pay additional consideration in the form of shares of Class B common stock, based on FSR's net income, as defined in the merger agreement, for each of the five years in the period ending December 31, 2000 to be determined at each year end date. No additional consideration amounts have been earned in connection with this agreement through 1997.

     The Company issued and held in escrow 957,450 shares of Class B common stock, pending future annual determinations of net income attained by FSR. The value of these shares will be recognized as additional consideration if and when released from escrow and will be amortized over the remaining amortization period. The excess of the consideration over the fair value of assets acquired is being amortized over a ten year period through December 2005.

  Pickholz Tweedy Cowan, LLC

     In 1996, the Company invested $500 for 50% of the equity of PTC, a limited liability company established to engage in the direct marketing business. The provisions of the limited liability company agreement provided the Company's partner (Pickholz Tweedy Cowan, Inc.) with a put option to sell its interest in PTC to the Company. In June 1997, the Company's partner exercised its put option and sold the remaining 50% to the Company in exchange for 246,720 shares of the Company's Class B common stock. The Company's shares that were exchanged were valued at approximately $1,250.

     In connection with the acquisition of PTC, the Company is required to pay additional consideration in the form of shares of Class B common stock, based on PTC's net income as defined in the put agreement, for each of the five years in the period ending December 31, 2001. No amounts have been earned in connection with this agreement. The Company issued and holds in escrow 600,000 shares of Class B common stock, pending future annual determinations of net income attained by PTC. The Company decided to sell PTC during the six-month period ended June 30, 1998. (See Note 18.)

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

7. ACQUISITIONS--(CONTINUED)
  Bork & Associates

     In February 1998, the Company entered into an agreement to acquire Bork & Associates in a transaction accounted for as a purchase. The Company acquired all of the outstanding stock of Bork & Associates in exchange for 102,750 shares of the Company's Class B common stock. The Company shares exchanged were then valued at $500.

     The Company's consolidated financial statements include the operations of the acquired businesses from the dates of their respective acquisition.

8. INVESTMENT IN AFFILIATE

  Galway Partners, L.L.C.

     The Company has a membership interest in Galway Partners, L.L.C., a limited liability company established to engage in merchant banking, investment banking, and related financial services. The profits and losses are allocated among the members in accordance with the limited liability company agreement.

     In January 1997, the Company's ownership interest was increased from 33% to 43%. The Company accounts for its investment in Galway Partners, L.L.C. under the equity method and recorded losses of $-0-, $26, and $291 for the years ended December 31, 1997, 1996, and 1995, respectively. Amounts due from Galway Partners, L.L.C. at June 30, 1998 and December 31, 1997 and 1996 were $1,130, $375, and $187, respectively.

9. LINES OF CREDIT

     The Company has three lines of credit that provide for borrowings of up to $5,500, $4,000 and $2,500 for general working capital purposes. Borrowings under the lines bear interest at the LIBOR Rate plus 1.25%, the bank's prime rate and prime plus .5%, respectively, and are guaranteed by the Company's chairman and chief executive officer The weighted average interest rate as of June 30, 1998 and December 31, 1997 and 1996 was 7.6%, 8.1%, and 7.2%, respectively.

     The lines of credit expire on April 30, 1999, March 31, 1999 and March 28, 1999, respectively. A total of $5,650, $1,150, and $2,225 was outstanding under the lines of credit at June 30, 1998, December 31, 1997 and December 31, 1996, respectively.

10. LONG-TERM DEBT

     At June 30, 1998 and December 31, 1997 and 1996, long-term debt consisted of $12,236, $13,989 and $17,307, respectively, of Senior ESOP Notes held by five insurance companies issued in connection with the 1989 and 1994 ESOP transactions. The notes bear interest at 8.2%. The Company generally is required to make semiannual principal and interest payments on the Senior ESOP Notes on the first day of April and October. The remaining principal and interest is due in full on October 1, 2001.

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

10. LONG-TERM DEBT--(CONTINUED)
     Maturities of long-term debt were as follows at December 31, 1997:

1998...............................................................................   $ 3,565
1999...............................................................................     3,583
2000...............................................................................     3,768
2001...............................................................................     3,073
                                                                                      -------
                                                                                      $13,989
                                                                                      -------
                                                                                      -------

     The Senior ESOP Note agreements contain covenants including limits on future indebtedness, investments, dividends, capital expenditures, and mergers and acquisitions. In addition, the note agreements contain financial covenants related to the Company's total liabilities, amounts of liquid securities plus unused lines of credit, minimum adjusted capital and life insurance on the Company's chairman and chief executive officer.

     In the event of a change in control, as defined in the agreements, the Company is required to request the consent of each note holder. Under the terms of the agreements, payment of all amounts due to any note holders not consenting to the change in control is due within 105 days of the request. The Company's chairman and chief executive officer has executed a conditional guarantee, which is operative only in the event of a change in control, whereby he has guaranteed full payment due to any note holders not consenting to the change in control.

     Under the terms of the Senior ESOP Notes, three officers of the Company, including the Company's chairman and chief executive officer, have executed a limited guarantee whereby these individuals have guaranteed partial payment of the principal and interest, if any amounts become past due as defined in the agreement. Their aggregate maximum liability is approximately $4,500 at December 31, 1997.

11. COMMON STOCK

     The Company is authorized to issue shares of preferred stock and three classes of common stock. The holders of Class A common stock are entitled to voting rights but not dividends. Class A stockholders, acting together with Class C stockholders as a separate class, have the right to elect at least two directors. These directors will have seven votes each on matters on which they are entitled to vote.

     The holders of Class B common stock are entitled to dividends if those dividends are declared or paid on both Class B and Class C common stock. Class B stockholders are entitled to voting rights as defined in the certificate of incorporation. Class B stockholders, acting together with Class C stockholders as a separate class, have the right to elect up to eleven directors. These directors will have one vote on matters on which they are entitled to vote. As described in Note 12, the Class C common stock allocated to ESOP participants is subject to a put option to the Company as long as such shares are not readily tradable.

     In addition to any rights stated above with respect to Class A and Class B stockholders, Class C stockholders are entitled to receive dividends and are entitled to one vote each on matters submitted to a vote of stockholders.

     In the event of liquidation, dissolution, or winding up of the Company, after payment of debts and other liabilities and any preferences to holders of preferred stock, the holders of Class A, B and C common stock will share ratably in the remaining assets of the Company, except that holders of Class A common stock will not receive more than $0.07 per share.

     The Company has agreed to use its best efforts to provide that certain Class B stockholders and holders of options to purchase Class B stock have a priority right to sell a certain portion of their Class B common stock to the ESOP in the event that the ESOP trust purchases additional shares (see Note 12).

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

11. COMMON STOCK--(CONTINUED)
     The following table sets forth the computation of basic and diluted earnings per share:

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,            YEAR ENDED DECEMBER 31,
                                                              ------------------    -----------------------------
                                                               1998       1997       1997       1996       1995
                                                              -------    -------    -------    -------    -------
                                                                 (UNAUDITED)
Numerator:
  Net (loss) income (no reconciling items for basic or
     diluted earnings per share calculations)..............   $  (866)   $   (55)   $   713    $(1,774)   $(2,344)
                                                              -------    -------    -------    -------    -------
                                                              -------    -------    -------    -------    -------
Denominator:
  Denominator for basic earnings per share--weighted
     average shares (in thousands).........................     7,525      6,489      6,534      5,503      4,490
Effect of dilutive securities:
  Employee stock options (in thousands)....................     1,070      1,070      1,070         --         --
                                                              -------    -------    -------    -------    -------
Dilutive potential common shares (in thousands)............     1,070      1,070      1,070         --         --
                                                              -------    -------    -------    -------    -------
Denominator for diluted earnings per share--adjusted
  weighted average shares and assumed conversions (in
  thousands)...............................................     8,595      7,559      7,604      5,503      4,490
                                                              -------    -------    -------    -------    -------
                                                              -------    -------    -------    -------    -------
Basic earnings per share...................................   $ (0.12)   $ (0.01)   $  0.11    $ (0.32)   $ (0.52)
                                                              -------    -------    -------    -------    -------
                                                              -------    -------    -------    -------    -------
Diluted earnings per share.................................   $ (0.10)   $ (0.01)   $  0.09    $ (0.32)   $ (0.52)
                                                              -------    -------    -------    -------    -------
                                                              -------    -------    -------    -------    -------

     The dilutive effect on earnings per share is attributable to Class B stock options (see Note 15 for further discussion). As discussed in Note 19 the Class B stock options will be converted to interests in the deferred stock compensation plan at the consummation of the offering. In addition, the above per share amounts have been adjusted to give consideration to the 180:1 reverse stock split as to Class A common stock and the 15:1 stock split authorized by the Company's Board of Directors on July 15, 1998 as more fully discussed in
Note 19.

12. EMPLOYEE STOCK OWNERSHIP PLAN

     On October 2, 1989, the Company borrowed $15,000, which was then loaned by the Company to the newly formed The Cassidy Companies, Inc. Employee Stock Ownership Trust (the ESOP) on the same terms. The final payment on this loan was made during 1997. With the proceeds, the ESOP purchased 1,222,830 shares of the Company's outstanding common stock at a price of $12.27 per share.

     On March 9, 1994, the Company borrowed $18,000 (see Note 10), which was then loaned by the Company to the ESOP on the same terms. With the proceeds, the ESOP purchased 2,231,415 shares of the Company's outstanding common stock at a price of $8.07 per share. The ESOP owns all of the Company's outstanding Class C common stock.

     The Company's notes receivable from the ESOP are secured by any unallocated shares purchased by the ESOP. The notes will be repaid from future contributions by the Company to the ESOP and/or dividends on the Company's shares held by the ESOP. Unearned ESOP shares are classified as a component of stockholders' deficit in the accompanying consolidated balance sheets. The amount of the Company's annual contribution to the ESOP is discretionary except that it must be sufficient, together with dividends paid on shares held by the

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

12. EMPLOYEE STOCK OWNERSHIP PLAN--(CONTINUED)
ESOP, to enable the ESOP to meet its current obligations. As the loans are repaid, common stock is committed to be released to ESOP participants.

     Employees of the Company are generally eligible to participate in the Plan after at least six months of service, provided they have worked at least 500 hours during such employment period and have attained age twenty-one. Alternatively, employees who have worked at least 1,000 hours during their first employment year and have attained age twenty-one are eligible to participate. Participants who do not have at least 1,000 hours of service during a plan year or who are not employed on the last working day of a plan year are generally not eligible for an allocation of Company contributions for such year.

     The Plan's participants are entitled to receive distributions from the ESOP as determined under the terms of the Plan. If the distribution includes shares of stock which are not readily tradable, the participant has the option to have such shares purchased by the Company at fair market value. If, at any time prior to October 2, 2000, any participant exercises the option to have the Company purchase shares which were originally issued in connection with the 1989 ESOP transaction, the minimum price paid by the Company will be $12.27 per share. No such minimum price per share exists for shares issued in connection with the 1994 ESOP transaction. During the years ended December 31, 1997, 1996, and 1995, the Company purchased 30,930, 11,235, and 20,310 Class C shares, respectively, from ESOP participants who terminated employment under the terms of the put option. The Company's obligation to purchase shares allocated to Plan participants if all participants terminated employment and exercised their options to have the Company purchase their Class C common shares would be $21,392, $20,049, and $16,411 as of June 30, 1998 and December 31, 1997 and
1996, respectively. The ESOP participants put options terminate upon the Company's stock becoming readily tradable.

     Under the terms of a stockholders' agreement, the ESOP has co-sale rights with respect to specified future sales of the Company's stock by the Company's chairman and chief executive officer, the co-sale rights will terminate upon the Company's stock becoming readily tradable.

     The Company records ESOP related transactions in accordance with AICPA Statement of Position 93-6 (SOP), 'Employers' Accounting for Employee Stock Ownership Plans.' The significant provisions of the SOP are that 1) compensation expense is recognized at the fair value of shares when committed to be released; and 2) dividends on unallocated shares used for debt service are reported as a reduction of debt or accrued interest, and do not reduce compensation and interest expense. Dividends on allocated shares are recorded as an increase to accumulated deficit.

     The following is a summary of compensation expense related to the ESOP:

                                                                    SIX MONTHS ENDED
                                                                        JUNE 30,         YEAR ENDED DECEMBER 31,
                                                                    ----------------    --------------------------
                                                                     1998      1997      1997      1996      1995
                                                                    ------    ------    ------    ------    ------
                                                                      (UNAUDITED)
ESOP shares released at fair value...............................   $1,340    $1,048    $2,090    $1,580    $2,050
Less: dividend on allocated shares...............................       --        --        --      (313)     (733)
                                                                    ------    ------    ------    ------    ------
Net ESOP compensation expense....................................   $1,340    $1,048    $2,090    $1,267    $1,317
                                                                    ------    ------    ------    ------    ------
                                                                    ------    ------    ------    ------    ------
ESOP interest expense............................................   $  529    $  691    $1,402    $1,767    $1,861
                                                                    ------    ------    ------    ------    ------
                                                                    ------    ------    ------    ------    ------

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

12. EMPLOYEE STOCK OWNERSHIP PLAN--(CONTINUED)
     The status of Class C shares were as follows:

                                                                                    JUNE 30,        DECEMBER 31,
                                                                                   -----------    -----------------
                                                                                      1998         1997      1996
                                                                                   -----------    ------    -------
                                                                                       (IN THOUSANDS OF SHARES)
                                                                                   (UNAUDITED)
Allocated shares................................................................       2,201       1,995      1,629
Unreleased shares...............................................................       1,253       1,459      1,825
                                                                                   -----------    ------    -------
Total shares....................................................................       3,454       3,454      3,454
Less shares held in treasury....................................................         (72)        (72)       (41)
                                                                                   -----------    ------    -------
Total ESOP shares...............................................................       3,382       3,382      3,413
                                                                                   -----------    ------    -------
                                                                                   -----------    ------    -------
Fair value of unreleased shares as determined by an independent appraisal performed as of December 31, 1997, 1996 and 1995, respectively, (no appraisals
  are prepared as of interim dates).............................................                  $9,506    $ 8,906
                                                                                                  ------    -------
                                                                                                  ------    -------

13. INCOME TAXES

     The components of the (provision) benefit for income taxes related to continuing operations were as follows:

                                                                                          YEARS ENDED DECEMBER 31,
                                                                                        ----------------------------
                                                                                         1997       1996      1995
                                                                         SIX MONTHS     -------    ------    -------
                                                                            ENDED
                                                                          JUNE 30,
                                                                         -----------
                                                                            1998
                                                                         -----------
                                                                         (UNAUDITED)
Current:
  Federal.............................................................     $  (117)     $  (778)   $   30    $(1,050)
  State...............................................................        (314)        (316)      (47)      (248)
                                                                         -----------    -------    ------    -------
     Total current....................................................        (431)      (1,094)      (17)    (1,298)
Deferred:
  Federal.............................................................          --           --        --         --
  State...............................................................          --           --        --         --
                                                                         -----------    -------    ------    -------
     Total deferred...................................................          --           --        --         --
                                                                         -----------    -------    ------    -------
(Provision) benefit for income taxes..................................     $  (431)     $(1,094)   $  (17)   $(1,298)
                                                                         -----------    -------    ------    -------
                                                                         -----------    -------    ------    -------

     The income tax (provision) benefit charged to discontinued operations for the six months ended June 30, 1998 was $235, and for the years ended December 31, 1997, 1996, and 1995 was $486, $229, and $(340), respectively.

     The provision for income taxes does not reflect the benefit realized for the deduction of the excess of the cost of ESOP shares released over the fair market value of those shares of approximately $177 for the six months ended June 30, 1998 and $471, $98, and $528 for the years ended December 31, 1997, 1996, and 1995, respectively. The benefit related to this difference was charged directly to income taxes payable with a corresponding credit directly to additional paid-in capital.

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

13. INCOME TAXES--(CONTINUED)
     Deferred income tax assets and liabilities are computed based on the difference between the financial statement and tax bases of assets and liabilities using the enacted marginal tax rate in effect for the year in which the differences are expected to reverse. The components of the Company's deferred tax assets and liabilities were as follows:

                                                                                                     DECEMBER 31,
                                                                                                  ------------------
                                                                                                   1997       1996
                                                                                   SIX MONTHS     -------    -------
                                                                                      ENDED
                                                                                    JUNE 30,
                                                                                      1998
                                                                                   -----------
                                                                                   (UNAUDITED)
Deferred income tax liabilities:
  Depreciation..................................................................     $  (314)     $  (301)   $  (266)
                                                                                   -----------    -------    -------
                                                                                        (314)        (301)      (266)
Deferred income tax assets:
  Deferred compensation.........................................................       2,464        2,464      2,485
  ESOP compensation expense, currently not deductible...........................         800          800        814
  Deferred rent.................................................................       1,038        1,067      1,208
  NOL carryforwards.............................................................       2,563        2,968      3,550
  Alternative minimum tax credit carryforwards..................................         519          398        386
  Deferred income...............................................................         345          358        143
  Accounts receivable allowance.................................................         221          226        114
  Other.........................................................................         589          531        413
  Valuation allowance...........................................................      (8,225)      (8,511)    (8,847)
                                                                                   -----------    -------    -------
Net deferred income tax asset...................................................     $    --      $    --    $    --
                                                                                   -----------    -------    -------
                                                                                   -----------    -------    -------

     Approximately $2,350 and $2,300 of the above benefit for NOL carryforwards as of June 30, 1998 and December 31, 1997, respectively, relate to tax deductions resulting from the excess of the cost over the fair market value of ESOP shares released. This benefit, when and if realized, will reduce income taxes payable with a corresponding credit directly to additional paid in capital. The Company has provided a valuation allowance to offset its entire net deferred tax asset because management is unable to conclude it is more likely than not that such benefits will be realized.

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

13. INCOME TAXES--(CONTINUED)
     The reconciliation of the (provision) benefit for income taxes related to continuing operations from the statutory rate of 34% is:

                                                                                         YEARS ENDED DECEMBER 31,
                                                                                       -----------------------------
                                                                                        1997       1996       1995
                                                                        SIX MONTHS     -------    -------    -------
                                                                           ENDED
                                                                         JUNE 30,
                                                                        -----------
                                                                           1998
                                                                        -----------
                                                                        (UNAUDITED)
Tax at statutory rates...............................................      $(718)      $(1,501)   $   (80)   $   (65)
Non-deductible expenses..............................................       (159)         (313)      (316)      (192)
State income tax net of federal benefit..............................       (314)         (317)       (47)      (248)
Valuation allowance change...........................................        760         1,037        426       (793)
                                                                        -----------    -------    -------    -------
                                                                           $(431)      $(1,094)   $   (17)   $(1,298)
                                                                        -----------    -------    -------    -------
                                                                        -----------    -------    -------    -------

     At June 30, 1998 and December 31, 1997, the Company had a net operating loss carryforward of approximately $6,700 and $7,800, which expires in 2009 through 2011. In addition, the Company has an alternative minimum tax credit carryforward of approximately $519 at June 30, 1998 and $398 at December 31, 1997 which has no expiration date.

14. SEGMENT REPORTING

     The Company's reportable segments are segregated into business units that offer services for two distinct purposes: government relations and public affairs. The Company's government relations segment, comprised of C&A and B&M, provides expert representation and advocacy in the legislative and regulatory process. The public affairs segment, comprised of PT, FSR and B&A, provides crisis communications, opinion research and litigation support services.

     The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales and transfers. All services provided to clients and customers are performed in the United States.

     During the six months ended June 30, 1998, the government relations group recognized revenues and income from operations of $13,539 and $1,452, respectively, and held assets of $8,503 as of June 30, 1998. The public affairs group recognized revenues and income from operations of $8,623 and $230 during the six months ended June 30, 1998 and held assets of $6,260 as of June 30, 1998.

     Activity for the segments, corporate headquarters, and discontinued operations are as follows:

                                                       GOVERNMENT    PUBLIC                  DISCONTINUED
                                                       RELATIONS     AFFAIRS    CORPORATE     OPERATIONS      TOTAL
                                                       ----------    -------    ---------    ------------    -------
Year Ended December 31, 1997:
Revenues from external customers....................    $ 26,384     $14,661     $    --       $  2,898      $43,943
Income from operations..............................       3,228          95          --         (2,610)         713
Depreciation expense................................         382         157          76             --          615
Segment assets......................................       7,413       5,580       3,047          1,937       17,977
Expenditures for long-lived assets..................         432           7         862             62        1,363

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

14. SEGMENT REPORTING--(CONTINUED)

                                                       GOVERNMENT    PUBLIC                  DISCONTINUED
                                                       RELATIONS     AFFAIRS    CORPORATE     OPERATIONS      TOTAL
                                                       ----------    -------    ---------    ------------    -------
Year Ended December 31, 1996:
Revenues from external customers....................    $ 23,007     $13,450     $    --       $  2,687      $39,144
Income from operations..............................         232        (481)         --         (1,525)      (1,774)
Depreciation expense................................         265         306          --             94          665
Segment assets......................................       6,971       3,845       2,520          1,318       14,654
Expenditures for long-lived assets..................         146         325          --             --          471

Year Ended December 31, 1995:
Revenues from external customers....................    $ 23,891     $12,383     $    --       $  1,899      $38,173
Income from operations..............................         130      (1,236)         --         (1,238)      (2,344)
Depreciation expense................................         382         176          --             94          652

     The reconciling item to adjust total consolidated assets to segment assets is the amount of liabilities included in net assets of discontinued operations, such amounts at June 30, 1998 and December 31, 1997 and 1996 were $242, $325 and $456, respectively.

15. RESTRICTED STOCK AND STOCK OPTIONS ISSUED

     At December 31, 1997, a total of 2,097,570 outstanding shares of Class B common stock and 62,595 options to purchase Class B common stock, with an exercise price of $0.00067 per share, have been issued to employees subject to certain significant restrictions. The shares and the Class B shares issuable upon exercise of the options are generally nontransferable and are either forfeitable upon termination of employment or for any reason other than death or disability. The restrictions regarding forfeiture of the shares described above will lapse upon a change in control of the Company or upon a discretionary decision to remove the restrictions by the Company's Board of Directors. No amounts have been recorded as compensation in the accompanying consolidated financial statements relating to these grants of shares and stock options. Compensation expense will be recorded based on the fair market value of the shares in the event the restrictions are released.

     In addition to the stock options discussed above, the Company has granted options to purchase 1,060,215 shares of Class B common stock to an officer of the Company pursuant to an employment agreement. These options were granted at an exercise price of $0.00067 per share and expire 20 years after the grant date. Compensation expense related to these options, which approximately the fair value of the underlying shares, totaled $-0-, $1,313, and $1,277 in 1997, 1996, and 1995, respectively. Option grants were $-0-, $-0-, and $279,585 during the years ended December 31, 1997, 1996, and 1995.

16. COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases office space under several noncancelable operating leases that expire at various dates through 2006. Certain of the leases required no payment during a portion of the lease term. Rent expense under all leases is recognized on a straight-line basis, and a deferred rent obligation has been recognized in the accompanying financial statements related to periods of free rent, improvement allowances, and certain expenses

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

16. COMMITMENTS AND CONTINGENCIES--(CONTINUED) paid by the lessor. Future minimum lease payments under noncancelable leases as of December 31, 1997 are as follows.

1998...............................................................................   $ 2,821
1999...............................................................................     2,807
2000...............................................................................     2,873
2001...............................................................................     2,861
2002...............................................................................     1,509
Thereafter.........................................................................     5,572
                                                                                      -------
Total minimum lease payments.......................................................   $18,443
                                                                                      -------
                                                                                      -------

     Office rental expense charged to expense for the years ended December 31, 1997 1996 and 1995 was approximately $3,030, $2,872, and $2,614, respectively.

     Certain office space leases provide for renewal options at their fair rental value at the time of renewal.

  Consulting Agreements

     The Company has oral and written consulting agreements with various firms and individuals that refer clients to the Company. Many of these agreements provide for payments based on a percentage of the fees earned from the client relationship. Total consulting expense was approximately $1,268 and $1,252 for the six month periods ended June 30, 1998 and 1997, respectively and $2,851 $3,122 and $3,211 for the years ended December 31, 1997 1996 and 1995, respectively.

17. LIFE INSURANCE

     The Company maintains life insurance policies in the aggregate of $29,500 on nine of its key officers.

18. DISCONTINUED OPERATIONS

     Effective July 15, 1998, the Company has adopted a plan to dispose of its PTC and PTNY businesses. In addition, the Company discontinued its SR business as of February 1997. These businesses are reported separately in the statements of operations as discontinued operations.

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

18. DISCONTINUED OPERATIONS--(CONTINUED)
     Summary operating results of the discontinued operations are as follows:

                                                                    SIX MONTHS ENDED
                                                                        JUNE 30,         YEAR ENDED DECEMBER 31,
                                                                    ----------------    --------------------------
                                                                     1998      1997      1997      1996      1995
                                                                    ------    ------    ------    ------    ------
                                                                      (UNAUDITED)
Net Revenues:
  PTC............................................................   $1,361    $    7    $  628    $   --    $   --
  SR.............................................................       --       109       109       711     1,607
  PTNY...........................................................    1,409     1,302     2,161     1,976       292
                                                                    ------    ------    ------    ------    ------
                                                                    $2,770    $1,418    $2,898    $2,687    $1,899
                                                                    ------    ------    ------    ------    ------
                                                                    ------    ------    ------    ------    ------
Loss from operations, net of tax:
  PTC............................................................   $  185    $   79    $  678    $  260    $   --
  SR.............................................................       --       737       645       654       698
  PTNY...........................................................      363       317     1,287       611       540
                                                                    ------    ------    ------    ------    ------
                                                                       548     1,133     2,610     1,525     1,238
Provision for loss on disposition, net of tax....................    2,000        --        --        --        --
                                                                    ------    ------    ------    ------    ------
Total loss from discontinued operations..........................   $2,548    $1,133    $2,610    $1,525    $1,238
                                                                    ------    ------    ------    ------    ------
                                                                    ------    ------    ------    ------    ------

19. SUBSEQUENT EVENTS

     On July 15, 1998, the Board of Directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its Common Stock to the public in an Initial Public Offering (the 'Offering'). In connection with this authorization, the Board of Directors of the Company has approved additional related actions to facilitate the Offering as described below.

     The Board of Directors, as well as the stockholders, have approved the reclassification of the Company's three outstanding classes of common stock into shares of the Common Stock. As a result, the Company will have only one class of authorized and issued equity securities upon the closing of the Offering.

     The Company has entered into an understanding with 65 holders of 2,097,570 shares of its class B common stock by which the holders will surrender the shares of class B stock owned by them all of which are subject to significant restrictions (see Note 15), and will receive interests in a trust upon the closing of the Offering. In addition, the Company's outstanding Class B Stock Options will be canceled and holders thereof will receive interests in a trust upon the closing of the Offering. The issuance of the common stock interests to the trust, which are not subject to the significant restrictions referred to above, will result in a charge to operations in the period the Offering is consummated equal to the number of shares issued to the trust times the Offering price per share.

     On July 15, 1998, the Company's Board of Directors authorized (i) a 180 for 1 reverse stock split of its Class A Common Stock; (ii) conversion of the Class A Common Stock to Class B Common Stock; and (iii) a 15 for 1 split of the Company's $0.01 par value Common Stock, which will become effective upon the closing of the Offering. All references in the accompanying consolidated financial statements have been restated to reflect the split of the Company's Common Stock.

                          THE CASSIDY COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

               DECEMBER 31, 1997, 1996 AND 1995 AND JUNE 30, 1998
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

19. SUBSEQUENT EVENTS--(CONTINUED)
     Upon completion of the Offering, the ESOP trustee is expected to pay the outstanding balance on the ESOP debt along with accrued interest and a prepayment penalty thereon. Once the ESOP debt has been repaid, the remaining unallocated ESOP shares will be released as security for the ESOP debt and then allocated to ESOP participants. The fair market value of shares released to ESOP participants is charged to ESOP stock compensation expense. The estimated charge to operations related to the awarding of these shares is expected to approximate the number of shares to be allocated at the price of the Common Stock at the Offering and is estimated to be approximately $5 million. Upon completion of the Offering and the repayment of the outstanding balance on the ESOP debt, the Company will discontinue making contributions to the ESOP and initiate a process to design and implement a replacement benefit plan for its employees.

     In addition, on July 15, 1998 the Company's board of directors voted to distribute its ownership interest in Galway Partners, L.L.C. to the Company's stockholders prior to the Offering.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Member
Pickholz Tweedy Cowan, LLC

We have audited the accompanying balance sheets of Pickholz Tweedy Cowan, LLC ('the Company') as of December 31, 1997 and 1996, and the related statements of operations, member's equity, and cash flows for the year ended December 31, 1997 and the period from January 19, 1996 (inception) to December 31, 1996, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pickholz Tweedy Cowan, LLC at December 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended December 31, 1997, and the period from January 19, 1996 (inception) to December 31, 1996, respectively, in conformity with generally accepted accounting principles.


                                        /s/ Ernst & Young LLC

Washington, DC
June 19, 1998

                           PICKHOLZ TWEEDY COWAN, LLC
                                 BALANCE SHEETS

                                                                                              DECEMBER 31,
                                                                                          1997           1996
                                                                                       -----------    -----------
                                       ASSETS
Current assets:
  Cash and cash equivalents.........................................................   $    29,343    $   426,228
  Accounts receivable, net of allowance for doubtful accounts of $53,534 and $4,790
     at December 31, 1997 and 1996, respectively....................................       642,173         62,540
  Other current assets..............................................................         8,168         32,100
                                                                                       -----------    -----------
Total current assets................................................................       679,684        520,868
Property and equipment, net.........................................................        66,122         62,748
                                                                                       -----------    -----------
Total assets........................................................................   $   745,806    $   583,616
                                                                                       -----------    -----------
                                                                                       -----------    -----------
                          LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
  Accounts payable..................................................................   $   631,337    $   198,916
  Accrued payroll...................................................................        50,952             --
  Due to related party..............................................................            --        141,859
                                                                                       -----------    -----------
Total current liabilities...........................................................       682,289        340,775
Member's equity:
  Paid-in capital...................................................................     2,014,853      1,119,486
  Less: note receivable.............................................................       (98,956)       (75,000)
  Accumulated deficit...............................................................    (1,852,380)      (801,645)
                                                                                       -----------    -----------
Total member's equity...............................................................        63,517        242,841
                                                                                       -----------    -----------
Total liabilities and member's equity...............................................   $   745,806    $   583,616
                                                                                       -----------    -----------
                                                                                       -----------    -----------

                            See accompanying notes.

                           PICKHOLZ TWEEDY COWAN, LLC
                            STATEMENTS OF OPERATIONS

                                                                                                          PERIOD FROM
                                                                                                          JANUARY 19,
                                                                                                             1996
                                                                                       YEAR ENDED       (INCEPTION) TO
                                                                                      DECEMBER 31,       DECEMBER 31,
                                                                                          1997               1996
                                                                                     ---------------    ---------------
Sales.............................................................................     $   957,842        $     815,707
Selling, general and administrative expenses......................................       2,015,940            1,649,452
                                                                                     ---------------    ---------------
Loss from operations..............................................................      (1,058,098)            (833,745)
Other income (expense):
  Interest income.................................................................           8,172               32,100
  Other expense...................................................................            (809)                  --
                                                                                     ---------------    ---------------
Net loss..........................................................................     $(1,050,735)       $    (801,645)
                                                                                     ---------------    ---------------
                                                                                     ---------------    ---------------

                            See accompanying notes.

                           PICKHOLZ TWEEDY COWAN, LLC
                         STATEMENTS OF MEMBER'S EQUITY
            FOR THE YEAR ENDED DECEMBER 31, 1997 AND THE PERIOD FROM
               JANUARY 19, 1996 (INCEPTION) TO DECEMBER 31, 1996

                                                                                            NOTE
                                                             PAID IN      ACCUMULATED    RECEIVABLE-
                                                             CAPITAL        DEFICIT        MEMBER          TOTAL
                                                            ----------    -----------    -----------    -----------
Balance at January 19, 1996 (inception)..................   $       --    $        --     $       --    $        --
  Initial capital contribution...........................    1,000,000             --       (550,000)       450,000
  Additional capital contribution--The Cassidy Companies,
     Inc.................................................      119,486                                      119,486
  Payments on note receivable-member.....................                                    475,000        475,000
  Net loss...............................................           --       (801,645)            --       (801,645)
                                                            ----------    -----------    -----------    -----------
Balance at December 31, 1996.............................    1,119,486       (801,645)       (75,000)       242,841
  Additional capital contribution--The Cassidy Companies,
     Inc.................................................      895,367                                      895,367
  Restructuring of note receivable.......................                                    (23,956)       (23,956)
  Net loss...............................................           --     (1,050,735)                   (1,050,735)
                                                            ----------    -----------    -----------    -----------
Balance at December 31, 1997.............................   $2,014,853    $(1,852,380)    $  (98,956)   $    63,517
                                                            ----------    -----------    -----------    -----------
                                                            ----------    -----------    -----------    -----------

                            See accompanying notes.

                           PICKHOLZ TWEEDY COWAN, LLC
                            STATEMENTS OF CASH FLOWS

                                                                                                      PERIOD FROM
                                                                                                    JANUARY 19, 1996
                                                                                     YEAR ENDED      (INCEPTION) TO
                                                                                    DECEMBER 31,      DECEMBER 31,
                                                                                        1997              1996
                                                                                    ------------    ----------------
Operating Activities
  Net loss.......................................................................   $ (1,050,735)      $ (801,645)
  Adjustments to reconcile net loss to net cash (used in) operating activities:
     Depreciation................................................................         10,608            8,655
     Changes in operating assets liabilities:
       Accounts receivable.......................................................       (579,633)         (62,540)
       Other current assets......................................................         23,932          (32,100)
       Accounts payable..........................................................        432,421          198,916
       Accrued salaries..........................................................         50,952               --
       Due to related party......................................................       (141,859)         141,859
                                                                                    ------------    ----------------
Net cash (used in) operating activities..........................................     (1,254,314)        (546,855)

Investing Activities
  Purchase of property and equipment.............................................        (13,982)         (71,403)
                                                                                    ------------    ----------------
  Net cash used in investing activities..........................................        (13,982)         (71,403)

Financing Activities
  Additional capital contributions--The Cassidy Companies, Inc...................        895,367          119,486
  Restructuring of note receivable...............................................        (23,956)              --
  Proceeds from capital contributions............................................             --          925,000
                                                                                    ------------    ----------------
  Net cash provided by financing activities......................................        871,411        1,044,486
                                                                                    ------------    ----------------
  Net (decrease) increase in cash and cash equivalents...........................       (396,885)         426,228
  Cash and cash equivalents at beginning of period...............................        426,228               --
                                                                                    ------------    ----------------
  Cash and cash equivalents at end of period.....................................   $     29,343       $  426,228
                                                                                    ------------    ----------------
                                                                                    ------------    ----------------

                            See accompanying notes.

                           PICKHOLZ TWEEDY COWAN, LLC
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1. THE COMPANY

     Pickholz Tweedy Cowan, LLC, a limited liability company (the 'Company'), is engaged in the direct marketing business. The Company was formed on January 19, 1996 under an LLC agreement whereby The Cassidy Companies, Inc. ('Parent') and Pickholz Tweedy Cowan, Inc. ('PTC') each owned 50% of the Company. The provisions of the LLC agreement provided PTC with a put option to sell its interest in the Company to the Parent at an unspecified date for a specified value of the Parent's Class B Common Stock. In June 1997, PTC exercised its put option and sold its 50% interest in the Company to the Parent. As of December 31, 1997, the Company is a wholly owned subsidiary of the Parent.

     The Company's financial statements have been presented on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. While the Company has experienced losses during the year ended December 31, 1997 and the period from January 19, 1996 (inception) to December 31, 1996, it believes that its existing resources, anticipated cash flows from operations, and funding from its Parent (if needed) will provide sufficient resources to fund its operating activities for 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     The Company recognizes revenue based on monthly, quarterly and other retainer periods starting in the month service begins. Certain client arrangements provide for billings based on hours incurred at specified rates. Revenues on these arrangements are recognized as services are provided.

  Unbilled Accounts Receivable

     Certain of the Company's clients are billed in the month following the month of service. Unbilled accounts receivable represent fees that have been earned but will be billed in subsequent periods together with incurred expenses.

  Cash and Cash Equivalents

     The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

  Property and Equipment

     Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures.............................................................   10 years
Computer hardware..................................................................    5 years
Computer software..................................................................    3 years

  Selling and Marketing

     Selling and marketing costs are charged to expense as incurred. For the year ended December 31, 1997 and the period from January 19, 1996 (inception) to December 31, 1996, total selling and marketing expenses were $62,661 and $32,457, respectively.

                           PICKHOLZ TWEEDY COWAN, LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Fair Value of Financial Instruments

     The Company considers the recorded value of its financial assets and liabilities, consisting primarily of cash, receivables, accounts payable and accrued liabilities to approximate the fair value of the respective assets and liabilities.

  Income Taxes

     The Company is treated as a partnership for income tax purposes. Accordingly, no provision for income taxes has been included in these financial statements, as taxable income or loss passes through to, and is reported by, the member.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                                  1997       1996
                                                                --------    -------
Furniture and fixtures.......................................   $ 55,241    $55,546
Computer hardware............................................     26,519     12,232
Computer software............................................      3,625      3,625
                                                                --------    -------
                                                                  85,385     71,403
Less accumulated depreciation................................    (19,263)    (8,655)
                                                                --------    -------
                                                                $ 66,122    $62,748
                                                                --------    -------
                                                                --------    -------

4. COMMITMENTS

  Operating Leases

     The Company leases its facilities under a sub-lease from a subsidiary of the Parent. Operating costs are allocated to the Company as defined in the sub-lease. Effective January 1998, the Company entered into a five year lease for its facilities with an unrelated third party.

     At December 31, 1997, minimum annual lease obligations under operating leases are as follows:

                              YEAR ENDING
                              DECEMBER 31
------------------------------------------------------------------------
1998....................................................................   $115,500
1999....................................................................    115,500
2000....................................................................    115,500
2001....................................................................    115,500
2002....................................................................    115,500
                                                                           --------
                                                                           $577,500
                                                                           --------
                                                                           --------

                           PICKHOLZ TWEEDY COWAN, LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

4. COMMITMENTS--(CONTINUED)
     Rent expense was $129,200 and $120,227 for the year ended December 31, 1997 and the period from January 19, 1996 (inception) to December 31, 1996, respectively.

     As part of the lease agreement, office operating costs are allocated to the Company equal to 11% of total office expenses as defined under the agreement. These amounts totaled $27,000 and $23,000 for the year ended December 31, 1997 and the period from January 19, 1996 (inception) to December 31, 1996.

5. RELATED PARTY TRANSACTIONS

     The Company rents office space from a subsidiary of the Parent under a sublease agreement. Rent and office expenses under the sub-lease agreement were $268,330 and $253,176 for the year ended December 31, 1997 and the period from January 19, 1996 (inception) to December 31, 1996, respectively. Amounts due to the subsidiary of the Parent at December 31, 1997 and 1996 were $0 and $141,859, respectively.

     In connection with the start up of the Company, two promissory notes totaling $550,000 were issued by the Parent and PTC to the Company. These notes bore interest at 8% and were payable on demand. Balances due from the Parent and PTC at December 31, 1996 were $0 and $75,000, respectively.

     In July 1997, the Company agreed to refinance the promissory note receivable from PTC. The new terms state the principal and accrued interest are payable upon the next Employee Stock Ownership Plan transaction by the Parent. Under the new note, any unpaid interest through the restructuring date was added to the principal balance. Principal and interest due at December 31, 1997 were $98,956 and $7,672, respectively.

     Accrued interest in connection with these notes at December 31, 1997 and 1996 totaled $7,672 and $32,100, respectively.

     During the year ended December 31, 1997 and the period from January 19, 1996 (inception) to December 31, 1996, the Parent funded the Company's payroll and operating expenses. These payments are recorded as paid in capital by the Company.

6. MEMBER EQUITY

     Effective January 19, 1996, the Company was founded under an operating agreement by the Parent and PTC. Under this agreement the owners agreed to contribute $1,000,000 to the start up of the Company.

     In connection with the initial capital contribution, the founders signed promissory notes totaling $550,000 as discussed above.

     As discussed above, the Parent has funded certain of the Company's payroll and operating expenses. Amounts funded and recorded as paid in capital for the year ended December 31, 1997 and the period from January 19, 1996 (inception) to December 31, 1996 were $895,367 and $119,486, respectively.

7. SIGNIFICANT CUSTOMERS

     The Company transacts business with two customers which generated approximately 61% and 30% of the total revenue recognized by the Company for the year ended December 31, 1997. Total revenues from these customers for the period January 19, 1996 (inception) to December 31, 1996 were approximately 57% and 33%, respectively, of the total revenues recognized by the Company.

8. RETIREMENT PLAN

     The Company's employees are eligible to participate in the Parent's Employee Stock Ownership Plan and Trust (the ESOP).

                           PICKHOLZ TWEEDY COWAN, LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

8. RETIREMENT PLAN--(CONTINUED)
     Employees of the Company are generally eligible to participate in the Plan after at least six months of service, provided they have worked at least 500 hours during such employment period and have attained age twenty-one. Alternatively, employees who have worked at least 1,000 hours during their first employment year and have attained age twenty-one are eligible to participate. Participants who do not have at least 1,000 hours of service during a plan year or who are not employed on the last working day of a plan year are generally not eligible for an allocation of Company contributions for such year.

     The amount of the Parent's annual contribution to the ESOP is discretionary except that it must be sufficient, together with dividends paid on shares held by the ESOP, to enable the trust to meet its current obligations. The Plan's participants are entitled to receive distributions from the ESOP as determined under the terms of the Plan. If the distribution includes shares of stock which are not readily tradable, the participant has the option to have such shares purchased by the Parent at fair market value. There were no distributions to the Company's employees under the ESOP for the year ended December 31, 1997 or the period from January 19, 1996 (inception) to December 31, 1996.

9. SUBSEQUENT EVENT

     In June 1998, the Parent implemented a process to divest of the Company. The Parent expects the divestiture to occur within twelve months.

================================================================================
     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                            ------------------------

                                                  PAGE
                                                  ----
Prospectus Summary.............................     3
Risk Factors...................................     8
The Recapitalization...........................    15
Other Significant Recent Actions...............    15
Use of Proceeds................................    16
Dividend Policy................................    16
Capitalization.................................    16
Dilution.......................................    17
Selected Consolidated Financial Data...........    18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    20
Business.......................................    28
Management.....................................    42
Certain Transactions...........................    48
Principal and Selling Stockholders.............    49
Description of Capital Stock...................    51
Shares Eligible for Future Sale................    54
Underwriting...................................    55
Legal Matters..................................    57
Experts........................................    57
Additional Information.........................    57
Index to Consolidated Financial Statements.....   F-1

                            ------------------------

     UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING
TRANSACTIONS IN THE SHARES OF COMMON STOCK WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                           SHARES

                          THE CASSIDY COMPANIES, INC.

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                                           , 1998


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses payable by the Company in connection with the distribution of the Common Stock hereunder.

SEC registration fee...........................................   $13,570
NASD filing fee................................................     5,100
Nasdaq Stock Market listing fee................................      *
Accounting fees and expenses...................................      *
Legal fees and expenses........................................      *
Printing and engraving expenses................................      *
Blue Sky fees and expenses.....................................     5,000
Transfer Agent fees and expenses...............................      *
Miscellaneous expenses.........................................      *
                                                                  -------
Total..........................................................   $
                                                                  -------
                                                                  -------

------------------
* To be furnished by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the DGCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     The Registrant's Certificate of Incorporation and Bylaws provide for the indemnification of directors and executive officers to the fullest extent permitted by the DGCL and authorize the indemnification by the Registrant of other officers, employees and other agents as set forth in the DGCL.

     The Underwriting Agreement provides for indemnification by the Underwriters of the directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

     It is anticipated that upon completion of the Offering, officers and directors of the Registrant will be covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against losses and liabilities arising from any alleged 'wrongful act' including any alleged error or misstatement or misleading statement, or wrongful act or omission or neglect or breach of duty.

     The Selling Stockholders will not bear any of the expenses of the Offering, other than payment of the underwriting discounts and commissions applicable to shares of the Common Stock sold by the Selling Stockholders.

ITEM 16. EXHIBITS

      EXHIBIT
(a)    NUMBER     EXHIBIT DESCRIPTION
     ----------   --------------------------------------------------------------------------------------------------
         1        Form of Underwriting Agreement among the Company, the Selling Stockholders and the Underwriters*
         3        Organizational Documents
                  3.1 Articles of Incorporation of The Cassidy Companies, Inc., as amended
                  3.2 Form of Amended and Restated Articles of Incorporation of The Cassidy Companies, Inc.
                  3.3 Bylaws of The Cassidy Companies, Inc.
                  3.4 Form of Amended Bylaws of The Cassidy Companies, Inc.
         4        Specimen Common Stock Certificate*
         5        Opinions re Legality
                  5.1 Opinion of Hogan & Hartson L.L.P.*
        10        Material Contracts
                  10.1 ESOP Loan Agreement
                  10.2 Deferred Stock Compensation Plan*
                  10.3 1998 Stock Option and Incentive Plan
                  10.4 Employment Agreement among the Company and its Executive Officers*
                  10.5 Letter agreement between The Cassidy Companies, Inc. and the ESOP Trustee*
                  10.6 Form of letter executed by holders of certain shares of Class B Common Stock*
        21        List of Subsidiaries of The Cassidy Companies, Inc.
        23        Consents of Experts and Counsel
                  23.1 Consent of Hogan & Hartson L.L.P. (counsel) (included as part of Exhibit 5a)
                  23.2 Consent of Ernst & Young LLP (accountants)
        24        Powers of Attorney (included on signature pages of Registration Statement on page II-4)
        27        Financial Data Schedules
                  27.1 Financial Data Schedule for six months period ending June 30, 1998
                  27.2 Financial Data Schedule for twelve month period ending December 31, 1997
        99        Additional Exhibits
                  99.1 Consent of John R. Silber to be named as a proposed director
                                                                                                  ------------------
                                                                                         * To be filed by amendment.

(b) The financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are either not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby further undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time the Commission declared it effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in this Registration Statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREIN TO BE DULY AUTHORIZED IN THE DISTRICT OF COLUMBIA, ON THIS 21ST DAY OF JULY, 1998.

                                          THE CASSIDY COMPANIES, INC.

                                          By: _____/s/ GERALD S. J. CASSIDY_____
                                                    Gerald S. J. Cassidy
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gerald S. J. Cassidy and Lester G. Fant III jointly and severally, each in his own capacity, as his true and lawful attorneys-in-fact, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed by the following persons, in the capacities indicated below, on this 21st day of July, 1998.

                SIGNATURE                                      TITLE
------------------------------------------  -------------------------------------------

         /s/ GERALD S. J. CASSIDY           Chairman and Chief Executive Officer
------------------------------------------
           Gerald S. J. Cassidy

           /s/ JOHN T. HENDRICK             Principal Financial and Accounting Officer
------------------------------------------  and Director
             John T. Hendrick

           /s/ JAMES P. FABIANI             Vice Chairman and Director
------------------------------------------
             James P. Fabiani

          /s/ LESTER G. FANT III            Director
------------------------------------------
            Lester G. Fant III

           /s/ JOSEPH L. POWELL             Director
------------------------------------------
             Joseph L. Powell

                                 EXHIBIT INDEX

EXHIBIT                                                                                                 SEQUENTIAL
NUMBER   EXHIBIT DESCRIPTION                                                                             PAGE NO.
------   --------------------------------------------------------------------------------------------   ----------
   1     Form of Underwriting Agreement among the Company, the Selling Stockholders and the
         Underwriters*
   3     Organizational Documents
         3.1 Articles of Incorporation of The Cassidy Companies, Inc., as amended
         3.2 Form of Amended and Restated Articles of Incorporation of The Cassidy Companies, Inc.
         3.3 Bylaws of The Cassidy Companies, Inc.
         3.4 Form of Amended Bylaws of The Cassidy Companies, Inc.
   4     Specimen Common Stock Certificate*
   5     Opinions re Legality
         5.1 Opinion of Hogan & Hartson L.L.P.*
  10     Material Contracts
         10.1 ESOP Loan Agreement
         10.2 Deferred Stock Compensation Plan*
         10.3 1998 Stock Option and Incentive Plan
         10.4 Employment Agreement among the Company and its Executive Officers*
         10.5 Letter agreement between The Cassidy Companies, Inc. and the ESOP Trustee*
         10.6 Form of letter executed by holders of certain shares of Class B Common Stock*
  21     List of Subsidiaries of The Cassidy Companies, Inc.
  23     Consents of Experts and Counsel
         23.1 Consent of Hogan & Hartson L.L.P. (counsel) (included as part of Exhibit 5a)
         23.2 Consent of Ernst & Young LLP (accountants)
  24     Powers of Attorney (included on signature pages of Registration Statement on page II-4)
  27     Financial Data Schedules
         27.1 Financial Data Schedule for six month period ending June 30, 1998
         27.2 Financial Data Schedule for twelve month period ending December 31, 1998
  99     Additional Exhibits
         99.1 Consent of John R. Silber to be named as a proposed director

------------------
* To be filed by amendment.